      As filed with the Securities and Exchange Commission on May 5, 1999

                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------
                          General Motors Corporation
            (Exact name of registrant as specified in its charter)
           State of Delaware                         38-0572515
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)
             100 Renaissance Center, Detroit, Michigan 48243-7301
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                                Peter R. Bible
                           Chief Accounting Officer
                          General Motors Corporation
                           3044 West Grand Boulevard
                         Detroit, Michigan 48202-3091
                                (313) 556-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                  Copies to:

Warren G. Andersen  Jill Sugar Factor    Marcy J. K. TiffanyFrancis J. Morison
  General Motors     Kirkland & Ellis    Hughes Electronics    Sarah Beshar
    Corporation     200 East Randolph        Corporation       Davis Polk &
  3031 West Grand         Drive          200 North Sepulveda     Wardwell
     Boulevard      Chicago, Illinois         Boulevard       450 Lexington
 Detroit, Michigan      60601-6636           El Segundo,          Avenue
    48202-3091        (312) 861-2000      California 90245  New York, New York
  (313) 974-1528                           (310) 647-1000         10017
                                                              (212) 450-4000
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
             _______
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the followingbox and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     _______
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of Each Class
         of
  Securities to be         Proposed Maximum        Amount of
     Registered        Aggregate Offering Price Registration Fee
----------------------------------------------------------------
Class H Common Stock,
 $0.10 par value           $575,000,000 (1)         $159,850
----------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated in accordance with Rule 457(o) solely for the purpose of determining the registration fee and includes shares that may be purchased by the underwriters pursuant to an over-allotment option.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell these securities until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities and is not soliciting an + +offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                    Preliminary Prospectus dated May 5, 1999

PROSPECTUS
---------
                                         Shares
[Hughes                      General Motors Corporation
 logo]
                              Class H Common Stock

                                  -----------

    General Motors Corporation is offering all of the Class H common stock offered hereby.

    General Motors' Class H common stock tracks the performance of its wholly owned subsidiary, Hughes Electronics Corporation. The financial performance of Hughes determines the earnings per share of the Class H common stock and the amounts available for the payment of dividends on the Class H common stock.

    The Class H common stock is listed for trading on the New York Stock Exchange under the symbol "GMH". On May 4, 1999, the closing sale price of the Class H common stock was $55.50 per share.

    Investing in the Class H common stock involves risks which are described in the "Risk Factors" section beginning on page 15 of this prospectus.

                                  -----------

                                                              Per
                                                             Share    Total
                                                            -------- --------
     Public offering price................................. $        $
     Underwriting discount................................. $        $
     Proceeds, before expenses, to GM...................... $        $

    The underwriters may also purchase up to an additional        shares of
Class H common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of Class H common stock will be ready for delivery in New York,
New York on or about       , 1999.

                                  -----------

Merrill Lynch & Co.                                         Goldman, Sachs & Co.

Morgan Stanley Dean Witter                                  Salomon Smith Barney

Donaldson, Lufkin & Jenrette
             ING Baring Furman Selz LLC
                           J.P. Morgan & Co.
                                         SG Cowen

                                  -----------

                  The date of this prospectus is       , 1999

                     Inside Front Cover Page of Prospectus

                  [Pictures relating to the DIRECTV service]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................  15
Use of Proceeds..........................................................  20
Class H Common Stock Price Range.........................................  20
Pro Forma Consolidated Capitalization of Hughes..........................  21
Hughes Selected Financial Data...........................................  23
Unaudited Pro Forma Combined Condensed Hughes Financial Information......  25
Hughes Management's Discussion and Analysis..............................  33
Recent Acquisitions......................................................  46
Business of Hughes.......................................................  48
Management of Hughes.....................................................  67
Overview of GM Capital Stock.............................................  68
Description of Class H Common Stock......................................  75
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Class H
 Common Stock............................................................  82
Underwriting.............................................................  86
Legal Matters............................................................  89
Experts..................................................................  89
Disclosure Regarding Forward-Looking Statements..........................  90
Where You Can Find More Information......................................  90
Appendix A: Financial Statements of Hughes............................... A-1

                               -----------------

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy the securities offered hereby only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

                               -----------------

      DIRECTV(R), Galaxy(R), Spaceway(TM), AIReach(TM), DirecDuo(TM), Turbo Internet(TM), SPOTbytes(R), PRIMESTAR(R) and DirecPC(R) are trademarks of Hughes Electronics Corporation or its subsidiaries. USSB(R) and U.S. Satellite Broadcasting(R) are registered trademarks of United States Satellite Broadcasting Company, Inc. All other trademarks are properties of their respective owners.

                               -----------------

      This preliminary prospectus is subject to completion prior to this offering. This preliminary prospectus describes Hughes' planned acquisition of United States Satellite Broadcasting Company, Inc. However, as of the date of the filing of this preliminary prospectus, this acquisition has not yet been consummated by Hughes and is subject to certain contingencies that could prevent its completion. These contingencies include the approval of the shareholders of United States Satellite Broadcasting Company, Inc. Hughes cannot assure you that this approval will be obtained or that this acquisition will be completed. See "Recent Acquisitions."

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the securities offered hereby. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements included and incorporated by reference herein.

                                    Overview

      General Motors has two classes of common stock, Class H common stock and $1 2/3 common stock. The financial performance of Hughes determines the earnings per share attributable to the Class H common stock. GM will contribute the funds raised in this offering to Hughes. In addition, GM intends to contribute an additional $500 million to Hughes at or about the closing of this offering. Hughes intends to use the offering proceeds and other contributed funds to repay debt incurred in connection with its recent acquisitions of PRIMESTAR, Inc., the related high-power satellite assets purchased to date of Tempo Satellite and United States Satellite Broadcasting Company, Inc.

                                 General Motors

      General Motors is primarily engaged in the automotive and satellite and wireless communications industries. GM is the world's largest manufacturer of automotive vehicles. GM also has financing and insurance operations and, to a lesser extent, engages in other industries. GM's principal executive offices are located at 100 Renaissance Center, Detroit, Michigan 48243-7301 and its telephone number is (313) 556-5000.

                                     Hughes

Overview

      Hughes is a leading global provider of digital direct broadcast satellite entertainment services, satellite communications services and satellite-based private business networks. Hughes is also a leading global manufacturer of satellite systems. Since its founding, Hughes has been a pioneer in many aspects of the satellite and wireless communications industry, and its technologies have driven the creation of new services and markets. Hughes believes that its ability to identify, define and develop new markets early has provided it with a significant competitive advantage in building sustainable market leadership positions.

      Since its reorganization in 1997, Hughes has focused on providing advanced communications services on a global basis. By leveraging its technological leadership in satellite and wireless communications systems, Hughes has developed a range of entertainment, information, and communications services for the home and business markets, including video, data, voice, multimedia and Internet services. These services provide the potential for higher margins and higher growth than Hughes' traditional manufacturing businesses.

      Hughes' business is comprised of:

     . DIRECTV, which is the world's leading digital direct broadcast satellite provider based on number of subscribers. DIRECTV includes businesses in the United States, Latin America and Japan, and constitutes Hughes' Direct-to-Home segment. As referred to herein, the direct broadcast satellite industry does not include providers and subscriber data for the large satellite receiving dish, C-band direct-to-home services market.

     . PanAmSat, which owns and operates the largest commercial satellite fleet in the world with 19 satellites that can transmit signals to geographic areas covering 99% of the world's population. PanAmSat Corporation, a publicly-held corporation which is 81% owned by Hughes, constitutes Hughes' Satellite Services segment.

     . Spaceway(TM), which is a planned satellite-based broadband communications platform that is expected to provide customers with high-speed two-way multimedia transmission on a more cost-efficient basis than current systems beginning in 2002. Spaceway is currently not a separately reported business segment.

     . Hughes Network Systems, which is a leading provider of satellite and wireless communications ground equipment and services with an estimated 55% to 60% share of the global market for very small aperture terminal private business networks. Hughes Network Systems constitutes Hughes' Network Systems segment.

     . Hughes Space and Communications, which is a leading satellite manufacturer that has won over 50% of its competitive bids from 1991 through 1998. Hughes Space and Communications is the principal component of Hughes' Satellite Systems segment.

Industry Trends

      Based on the inherent competitive advantages of satellite technology over ground-based communications technologies for many applications, Hughes seeks to capitalize on several key trends that are revolutionizing the communications industry, including:

     . Growing demand for an increased variety of digital broadcast entertainment services;

     . Increasing demand for digitized data and Internet services for both home and business users; and

     . Emerging demand for mobile satellite services, including telephony, paging and information systems.

Strategy

      Hughes' business objective is to maximize the creation of shareholder value by leveraging its satellite and wireless communications systems expertise and capitalizing on its competitive advantages described below in order to enhance its position as a premier global communications company with an emphasis on higher margin, higher growth services. Hughes' core strategies for achieving its business objective are to:

     . Achieve sustainable market leadership positions through innovation;

     .  Lead multichannel entertainment market;

     . Exploit growth opportunities in the markets for digitized data and Internet services;

     .  Increase revenue-per-user through provision of enhanced services;

     .  Focus on customer satisfaction and quality; and

     .  Focus on key performance measurements.

Competitive Advantages

      Hughes believes that its satellite and wireless communications technological capabilities, together with the inherent advantages of satellite technology over ground-based technologies for many applications, provide it with competitive advantages. Hughes believes these competitive advantages are critical to its ability to achieve its business objective. Hughes further believes these competitive advantages should enable it to achieve sustainable market leadership positions and accelerate revenue and operating cash flow growth. These competitive advantages include:

     . DIRECTV Brand and Franchise. The recent PRIMESTAR and U.S. Satellite Broadcasting Company acquisitions solidify DIRECTV's leadership position in the United States direct broadcast satellite market. Hughes believes it can leverage this leadership in selected international markets. In the United States, DIRECTV has:

            . the largest subscriber base--about 75% of direct broadcast satellite subscribers, which provides greater opportunity to obtain programming on favorable terms, secure exclusive programming and introduce new services;

            . substantial channel capacity--currently delivers about 225 channels and, following the successful launch of an additional satellite scheduled for the third quarter of 1999 and the completion of the pending Tempo Satellite in-orbit satellite acquisition, will have capacity for about 370 channels; and

            . the largest distribution network--based on retail points of sale, including national retailers such as Circuit City, Radio Shack and Best Buy, several regional Bell operating companies which provide installation, customer service and billing and the PRIMESTAR dealer network in small urban and rural markets.

     . Direct Digital Interactive and Broadband Links to Home and Business. Hughes believes that its established customer relationships in both the business and home segments will become increasingly valuable as key portals to offer expanded services. Consumers and businesses are increasingly demanding the flow of greater amounts of data at higher speeds than can be provided by traditional computer modems and phone lines. To address this demand, for example, through DIRECTV, Hughes intends to provide Internet-based services and interactive television services in the United States and is already offering some of these services in Japan. Also, beginning in North America in 2002, Hughes plans to begin migrating existing corporate data network clients and satellite Internet customers, many of whom are Fortune 500 companies, to Spaceway.

     . Global Spectrum and Orbital Slots. Hughes considers its regulatory authorization to use desirable broadcast spectrum and orbital slots for its current and planned global satellite fleet to be a significant competitive advantage. Operation of an international satellite fleet requires significant international and national regulatory approvals. Hughes and PanAmSat have received regulatory approval for 27 licenses in the C-band, the traditional network and cable television distribution band, the Ku-band, the band used for many telecommunications services and direct-to-home television, or both bands. In addition, Hughes and PanAmSat have obtained United States Federal Communications Commission authorization for 17 licenses in the Ka-band, a high-power spectrum that will enable new broadband, high-speed data and Internet service offerings.

     . Global Market Leader. Hughes believes that its global leadership positions in its target markets--digital direct-to-home entertainment, satellite transponder leasing, very small aperture terminal business networks, and satellite systems manufacturing-- enable it to achieve economies of scale. The satellite and wireless communications business is characterized by high fixed costs with relatively lower variable costs. A market leadership position enables the cost of developing expanded services, such as exclusive programming for DIRECTV or specialized broadcasting services for PanAmSat, to be spread across a larger customer base. Similarly, Hughes Space and Communications and Hughes Network Systems have benefitted from economies of scale in manufacturing.

     . Comprehensive Portfolio of Global Satellite Businesses. Hughes believes that its presence in several major segments of the satellite communications industry affords significant synergies, vertical integration benefits and the ability to remain at the forefront of the latest industry growth trends. Hughes has leveraged its satellite manufacturing and systems expertise to develop new service businesses such as DIRECTV, satellite transponder leasing and Spaceway. In addition, Hughes' vertically integrated structure has enabled it to respond quickly to the growth needs of its services businesses. For example, Hughes Network Systems' ability to increase production of DIRECTV receiving equipment on short notice enabled DIRECTV to achieve record subscriber growth in 1998.

     . Technology Leadership. Hughes believes that its leadership positions in its markets result in large part from its technological capabilities, particularly in satellite design, production and operation. Hughes' technologies have significantly enhanced the transmission capacity, power and efficiency of satellites and improved their cost effectiveness. Because these innovations have improved the economics of the commercial satellite business, Hughes believes that its technological leadership has expanded, and will continue to expand, the market for satellites, satellite equipment, and satellite services. Hughes also believes that its technological expertise provides it with an advantage in its other equipment and services businesses. For example, Hughes' technologies enabled DIRECTV to be first to market with digital direct broadcast satellite services and these technologies will be critical to the successful development of Spaceway broadband services.

      Hughes' principal executive offices are located at 200 North Sepulveda Boulevard, El Segundo, California 90245 and its telephone number is (310) 647-1000.

Recent Acquisitions

      Hughes has recently made the following acquisitions:

     . PRIMESTAR and Tempo Satellite. On April 28, 1999, Hughes acquired the direct broadcast satellite medium-power business of PRIMESTAR for about $1.1 billion in cash and about 4.9 million shares of Class H common stock. PRIMESTAR operates a 160-channel medium-power direct broadcast service using leased satellite capacity at 85(degrees) west longitude. In a related transaction, Hughes agreed to acquire the high-power satellite assets of Tempo Satellite for $500 million in cash. Of this purchase price, $150 million was paid in March 1999 for a satellite that has not yet been launched. The remaining $350 million for an in-orbit satellite and related satellite orbital frequencies is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies. We cannot assure you that such transfer will be approved or that this portion of the Tempo Satellite transaction will be completed. The PRIMESTAR acquisition provides DIRECTV with an immediate increase in revenues from the more than
        2.3 million existing PRIMESTAR subscribers and ongoing revenues from those subscribers that transition to the DIRECTV service. PRIMESTAR had revenues of $1.3 billion in 1998. After this acquisition, Hughes has over seven million subscribers for its direct broadcast satellite services in the United States under the DIRECTV and PRIMESTAR brand names.

     .  U.S. Satellite Broadcasting Company. On        , 1999, Hughes
        acquired the direct-broadcast satellite business of U.S. Satellite Broadcasting Company for cash and Class H common stock totaling
        $     billion. U.S. Satellite Broadcasting Company provides
        subscription television programming, including premium networks, to households throughout the continental United States via the digital satellite broadcasting system that it shares with DIRECTV. As of March 31, 1999, U.S. Satellite Broadcasting Company had over 2.2 million subscribers, over 90% of whom were also DIRECTV subscribers. The acquisition of U.S. Satellite Broadcasting Company provides DIRECTV with the opportunity to increase average revenue per subscriber through the provision of premium programming previously provided by U.S. Satellite Broadcasting Company and expanded channel offerings. The acquisition also provides DIRECTV with the opportunity to achieve cost savings through the consolidation of duplicate operations.

      For additional information regarding these acquisitions, see the "Recent Acquisitions" section of this prospectus.

                                  The Offering

      The number of shares of Class H common stock outstanding shown below is
based on the number of shares outstanding on       , 1999 and includes the
shares issued in Hughes' recent acquisitions. For purposes of this prospectus,
unless otherwise stated, we have assumed that         shares of Class H common
stock are issued in connection with the U.S. Satellite Broadcasting Company acquisition. The actual number is not known at this time because the former U.S. Satellite Broadcasting Company shareholders, within a limited range, have the right to elect to receive consideration in the form of Class H common stock or the cash equivalent. Not more than 50% of the total consideration will be payable in cash and not more than 70% of the total consideration will be in the
form of Class H common stock. Accordingly, no more than     shares and no fewer
than     shares of Class H common stock will be issued in the U.S. Satellite
Broadcasting Company acquisition. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to shares of Class H common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their
over-allotment option in full,        shares of Class H common stock will be
outstanding after the offering.

 Class H common stock offered
  hereby........................        shares

 Class H common stock
  outstanding after the                 shares
  offering......................

 Use of Proceeds................ The net proceeds from the offering will be
                                 approximately $    million. GM will
                                 contribute these proceeds to Hughes, which
                                 will use these funds, together with an
                                 additional $500 million contributed to it by
                                 GM, to repay debt that it incurred in
                                 connection with its acquisitions of
                                 PRIMESTAR, including the related satellite
                                 assets of Tempo Satellite purchased to date,
                                 and U.S. Satellite Broadcasting Company. See
                                 "Use of Proceeds."

 Current Class H dividend base..

 Estimated Class H dividend base
  after giving effect to the
  offering and GM contribution..

 NYSE symbol.................... GMH

      GM's Class H common stock is one of two classes of common stock issued by GM and tracks the performance of Hughes. GM owns 100% of the stock of Hughes. The financial performance of Hughes determines the earnings per share of the Class H common stock and the amounts available for the payment of dividends on the Class H common stock. However, in the event of a GM liquidation, insolvency or similar event, holders of Class H common stock would have no direct claim against the assets of Hughes. Rather, such holders would only have rights in the assets of GM as common stockholders of GM.

      A fraction is used to determine the portion of Hughes' earnings that is allocated to the Class H common stock for purposes of determining the earnings per share and amounts available for the payment of dividends on the Class H common stock. The numerator of this fraction is the weighted average number of shares of Class H common stock outstanding during the applicable period. The denominator of this fraction is the notional number of shares of Class H common stock which, if outstanding, would represent 100% of the tracking stock interest in the earnings of Hughes. The denominator is also referred to as the Class H dividend base. It can be adjusted by the GM board of directors in specified circumstances, including to reflect contributions by GM to Hughes.

      The fraction is generally determined at the end of each quarter. As of March 31, 1999, the portion of Hughes' earnings allocable to the Class H common stock was about 26.6%. The PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company acquisitions, this offering and the additional $500 million contribution to Hughes by GM have an effect on the fraction. After taking into account the shares of Class H common stock issued in the PRIMESTAR and U.S. Satellite Broadcasting Company acquisitions, the effect of this
offering and the contribution to Hughes by GM for a full quarter, about    % of
Hughes' earnings will be allocated to the Class H common stock for earnings per
share and dividend purposes. The balance, about    %, will be allocated to GM's
other class of common stock, its $1 2/3 common stock. For such purpose, we have
assumed that the price to the public in the offering is $       per share. See
"Description of Class H Common Stock--Detailed Calculation of Amount Available for Dividends on Class H Common Stock--Calculation of Fraction Following the Offering" for a detailed description of how the fraction is calculated.

      The payment of dividends on Class H common stock is determined by GM's board of directors. Since the completion in 1997 of a series of transactions which effected the restructuring of the predecessor of Hughes, no dividends have been paid on the Class H common stock, nor are dividends currently expected to be paid in the foreseeable future.

      For more information regarding the Class H common stock and the determination of the earnings per share and amounts available for payment of dividends on the Class H common stock, including under what circumstances the GM board of directors may adjust the denominator of the fraction, see "Description of Class H Common Stock--GM Restated Certificate of Incorporation Provisions Regarding Dividends."

                         Hughes Summary Financial Data

      The following summary financial information has been derived from Hughes' financial statements for the years presented, which have been audited by Deloitte & Touche LLP, independent auditors, except for the 1994 balance sheet information which is derived from its unaudited combined financial statements. You should read the data below in conjunction with the "Hughes Management's Discussion and Analysis" section of this prospectus and Hughes' financial statements and the notes thereto which appear elsewhere in this prospectus.

      On December 17, 1997, Hughes' predecessor and GM completed a series of transactions which restructured Hughes' predecessor and which were designed to address strategic challenges facing its three principal businesses. These transactions included the tax-free spin-off of its defense electronics business to holders of GM's $1 2/3 common stock and old Class H common stock, the transfer of Delco Electronics Corporation to GM's Delphi Automotive Systems business sector, which is now a separate corporation, and the recapitalization of the old GM Class H common stock into the Class H common stock that is currently outstanding. These transactions were followed immediately by the merger of the defense electronics business with Raytheon Company.

      In connection with these transactions, the telecommunications and space business of Hughes' predecessor, consisting principally of its direct-to-home broadcast, satellite services, network systems and satellite systems businesses were contributed to the recapitalized Hughes. These telecommunications and space businesses, both before and after the recapitalization, are referred to as Hughes. The financial information presented for Hughes, unless otherwise noted, represents the financial information of the recapitalized Hughes.

      Earnings per share attributable to the Class H common stock is determined based on the relative amounts of Hughes net income available for the payment of dividends to holders of Class H common stock and to holders of $1 2/3 common stock. The manner in which this allocation is made is described in the section of this prospectus titled "Description of Class H Common Stock--GM Restated Certificate of Incorporation Provisions Regarding Dividends."

                                          As of or for the years ended
                                                  December 31,
                                      ----------------------------------------
                                       1998     1997     1996    1995    1994
                                      -------  -------  ------  ------  ------
                                         (in millions, except per share
                                                    amounts)
Statement of Operations Data:
Total revenues....................... $ 5,964  $ 5,128  $4,009  $3,153  $2,697
Total operating costs and expenses...   5,715    4,843   3,820   3,002   2,483
                                      -------  -------  ------  ------  ------
Operating profit.....................     249      285     189     151     214
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 change..............................     260      406     170      71      97
Income (loss) from discontinued
 operations, net of taxes............                1      (7)    (65)    (54)
Gain on sale of discontinued
 operations, net of taxes............               63
Extraordinary item, net of taxes.....              (20)
Cumulative effect of accounting
 changes.............................      (9)                              (2)
                                      -------  -------  ------  ------  ------
 Net income..........................     251      450     163       6      41
 Adjustments to exclude the effect
  of GM purchase accounting
  adjustments........................      21       21      21      21      21
                                      -------  -------  ------  ------  ------
Earnings used for computation of
 available separate consolidated net
 income.............................. $   272  $   471  $  184  $   27  $   62
                                      =======  =======  ======  ======  ======
Earnings per share attributable to
 Class H common stock:
 Basic and diluted earnings per
  share from continuing operations
  before extraordinary item and
  cumulative effect of accounting
  change............................. $  0.70  $  1.07  $ 0.48  $ 0.23  $ 0.30
   Discontinued operations...........             0.16   (0.02)  (0.16)  (0.14)
   Extraordinary item................            (0.05)
   Cumulative effect of accounting
    change...........................   (0.02)
                                      -------  -------  ------  ------  ------
 Basic and diluted earnings per
  share.............................. $  0.68  $  1.18  $ 0.46  $ 0.07  $ 0.16
                                      =======  =======  ======  ======  ======
Cash dividends declared per share....
Balance Sheet Data:
Total assets......................... $13,435  $12,731  $4,373  $3,942  $3,609
Long-term debt.......................     779      638
Owner's equity.......................   8,382    8,312   2,492   2,609   2,301
Other Data:
EBITDA............................... $   704  $   602  $  405  $  352  $  375
Capital expenditures.................   1,429      827     449     442     399

      "EBITDA" is defined as operating profit, plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Hughes management believes it is a meaningful measure of performance and is commonly used by other large communications, entertainment and media service providers. See "Business of Hughes--Strategy--Focus on Key Performance Measurements." EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment in the business of Hughes, dividends or other discretionary uses.

In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

      Earnings per share for the years prior to 1998 do not reflect the earnings attributable to the Class H common stock on a historical basis; rather, they present the financial results that would have been achieved relative to the Class H common stock had they been calculated on the performance of the telecommunications and space businesses of Hughes' predecessor.

                     GM Summary Consolidated Financial Data

      GM's board of directors has approved the complete separation of Delphi Automotive Systems Corporation from GM. Prior to 1999, Delphi was a business segment of GM. The first step of the separation was an initial public offering of about 17.7% of Delphi's common stock in February 1999. GM will complete the separation on May 28, 1999, principally by means of a pro rata dividend of Delphi common stock to holders of GM's $1 2/3 common stock. The following statement of operations data for each of the three years in the period ended December 31, 1998 and the following balance sheet data as of December 31, 1998 and 1997 has been derived from GM's consolidated financial statements, reflecting Delphi Automotive Systems Corporation as discontinued operations, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for each of the two years in the period ended December 31, 1995 and the balance sheet data as of December 31, 1996, 1995 and 1994 were derived from the unaudited consolidated financial statements of GM, reflecting Delphi Automotive Systems Corporation as discontinued operations and, in the opinion of management, include all adjustments necessary to present fairly such data. The following summary consolidated financial data also reflects Electronic Data Systems Corporation as discontinued operations for the periods presented prior to its June 7, 1996 split-off from GM.

      You should read the data below in conjunction with GM's Current Reports on Form 8-K dated April 12, 1999 and filed on April 15, 1999 and April 21, 1999, which included restated consolidated financial statements for GM and the related Management's Discussion and Analysis of Financial Condition and Results of Operations to reflect Delphi Automotive Systems Corporation as discontinued operations and which are incorporated herein by reference.

                                  As of or for the years ended December 31,
                                 ----------------------------------------------
                                   1998      1997     1996     1995      1994
                                 --------  -------- -------- --------  --------
                                   (in millions, except per share amounts)
Statement of Operations Data:
Total net sales and revenues...  $155,445  $172,580 $158,281 $154,954  $143,740
Income from continuing
 operations before cumulative
 effect of accounting changes..     3,049     6,483    4,100    4,726     3,633
(Loss) Income from discontinued
 operations....................       (93)      215      863    2,207     2,026
Cumulative effect of accounting
 changes.......................                                   (52)     (758)
                                 --------  -------- -------- --------  --------
   Net income..................  $  2,956  $  6,698 $  4,963 $  6,881  $  4,901
                                 ========  ======== ======== ========  ========
$1 2/3 common stock
 Basic earnings per share
  (EPS) from continuing
  operations...................  $   4.40  $   8.52 $   5.08 $   5.57  $   3.59
 Basic (loss) EPS from
  discontinued operations......     (0.14)     0.18     0.98     1.71      1.63
 Diluted EPS from continuing
  operations...................      4.32      8.45     5.04     5.52      3.54
 Diluted (loss) EPS from
  discontinued operations......     (0.14)     0.17     0.98     1.69      1.61
 Cash dividends declared per
  share........................      2.00      2.00     1.60     1.10      0.80
Class H common stock subsequent
 to the Hughes transactions
 Basic EPS from continuing
  operations...................      0.68      0.02
 Diluted EPS from continuing
  operations...................      0.68      0.02
Class H common stock prior to
 the Hughes transactions
 Basic EPS from continuing
  operations...................                2.30     1.83     1.39      1.46
 Basic EPS from discontinued
  operations...................                0.87     1.05     1.38      1.16
 Diluted EPS from continuing
  operations...................                2.30     1.83     1.39      1.46
 Diluted EPS from discontinued
  operations...................                0.87     1.05     1.38      1.16
 Cash dividends declared per
  share........................                1.00     0.96     0.92      0.80
Class E common stock
 Basic EPS from discontinued
  operations...................                         0.04     1.96      1.71
 Diluted EPS from discontinued
  operations...................                         0.04     1.96      1.71
 Cash dividends declared per
  share........................                         0.30     0.52      0.48
Balance Sheet Data:
Total assets...................  $246,345  $221,400 $215,690 $208,898  $186,141
Long-term debt.................     7,118     5,669    5,352    4,100     5,047
GM-obligated mandatorily
 redeemable preferred
 securities of subsidiary
 trusts........................       220       222
Stockholders' equity...........    15,052    17,584   23,413   23,310    12,814

      The earnings per share amounts for Class H common stock subsequent to the Hughes transactions present the earnings attributable to Class H common stock subsequent to its recapitalization on December 17, 1997, related to Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite systems and network systems businesses.

      The earnings per share amounts for Class H common stock prior to the Hughes transactions present the earnings attributable to Class H common stock prior to its recapitalization on December 17, 1997, related to Hughes' predecessor, consisting principally of its defense electronics, automotive electronics and telecommunications and space businesses.

      Long-term debt totals are calculated from GM's automotive, satellite and wireless communications and other operations only.

                              Recent Developments

      Hughes' Financial Results for the First Quarter of 1999. Hughes' revenues for the first quarter of 1999 were $1,451.8 million, compared with $1,291.0 million in the first quarter of 1998, a 12.5% increase. This increase was due primarily to the Direct-to-Home Broadcast segment, where revenues increased 43.5% to $556.6 million from $387.9 million in the first quarter of 1998. This increase resulted from continued strong subscriber growth, as well as strong average monthly revenue per subscriber in the United States.

      Hughes' earnings were $78.3 million, or $0.20 per share of Class H common stock, in the first quarter of 1999 versus $44.5 million, or $0.11 per share of Class H common stock, in the same period last year. First quarter earnings, excluding one-time items, were $40.1 million in 1999 compared to $53.7 million in the same period for 1998, resulting in earnings per share of Class H common stock of $0.10 and $0.13 for the first quarter of 1999 and 1998, respectively. Excluding one-time items, the declines in earnings and earnings per share of Class H common stock were primarily due to lower interest income and higher depreciation and amortization expenses.

      One-time items in the first quarter of 1999 were a $94.3 million after-tax, or $154.6 million pre-tax, gain related to the settlement of a patent infringement case and a $56.1 million after-tax, or $92.0 million pre-tax, charge related to the Asia-Pacific Mobile Telecommunications contract termination. See "Hughes Management's Discussion and Analysis--General." The one-time item in the first quarter of 1998 was a $9.2 million after-tax charge for the cumulative effect of an accounting change mandated by the American Institute of Certified Public Accountants for the write-off of previously capitalized start-up costs.

      With respect to Hughes' balance sheet, the cash balance declined $562.1 million in the quarter to $780.0 million as of March 31, 1999, primarily due to working capital requirements, purchase of the Tempo ground spare satellite, and PanAmSat's early buy-out of satellite sale-leasebacks, which were partially offset by proceeds from the settlement of the patent infringement case with the United States government. See "Hughes Management's Discussion and Analysis-- General." Long-term debt increased $77.9 million to $856.6 million principally from an increase in PanAmSat's commercial paper borrowings to fund its satellite fleet expansion and PanAmSat's early buy-out of sale-leasebacks.

      GM's Financial Results for the First Quarter of 1999. For the first quarter of 1999, GM reported an all-time quarterly record of $3.10 basic earnings per share of $1 2/3 common stock on consolidated net income of $2.1 billion. That compares with net income of $1.6 billion, or $2.31 per share of $1 2/3 common stock, in the first quarter of 1998. The results include Delphi Automotive Systems which, as described above, is being spun off as an independent company and is now classified by GM as a discontinued operation. Excluding Delphi, net income and earnings per share of $1 2/3 common stock from continuing operations were an all-time quarterly record of $1.8 billion, or $2.73 basic earnings per share. That compares with $1.4 billion, or $1.96 per share of $1 2/3 common stock from continuing operations in the first quarter of 1998.

                                 RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in the Class H common stock. The following risks relate principally to:

     .  The business of Hughes; and

     .  GM's dual-class common stock capital structure.

      The risks and uncertainties described below are not the only ones facing GM, Hughes and your investment. You should carefully review the information set forth elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect GM, Hughes and your investment in Class H common stock.

      If any of the following risks and uncertainties develop into actual events, Hughes' business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Class H common stock could decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties. Hughes' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Hughes described below and elsewhere in this prospectus.

Risk Factors Relating to the Business of Hughes

      Hughes Will Be Adversely Affected If It Fails to Maintain Leading Technological Capabilities

      The rapid technological changes and innovation inherent in the satellite and wireless communications industry could cause the products and services offered by Hughes to become obsolete. If the new technologies on which Hughes is currently focusing its research and development investments fail to achieve acceptance in the marketplace, Hughes would suffer a material adverse effect on its future competitive position and results of operations. For example, competitors of Hughes could be the first to obtain proprietary technologies that are perceived by the market as being superior. In addition, after substantial research and development expenditures, one or more of the technologies under development by Hughes could become obsolete even prior to its introduction.

      Hughes' operating results will depend to a significant extent on its ability to continue to introduce new products and services on a timely basis and to reduce costs of existing products and services. We cannot assure you that Hughes will successfully identify new product or service opportunities and develop and market these opportunities in a timely or cost-effective manner. The success of new product development depends on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of competitors and market acceptance.

      Technological innovation depends, to a significant degree, on the work of technically skilled employees. Competition for the services of such employees is vigorous. We cannot assure you that Hughes will be able to attract and retain these employees. If Hughes were unable to attract and maintain technically skilled employees, its competitive position could be adversely affected.

      Hughes Could Have Inadequate Access to Capital for Growth

      Hughes may not be able to raise adequate capital to complete some or all of its business strategies or to react rapidly to changes in technology, products, services or the competitive landscape.

Hughes believes that key success factors in the satellite and wireless communications industry include superior access to capital and financial flexibility. Industry participants often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressures and react quickly to changes in technology. For example, as a result of its competitive environment, DIRECTV may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain its market leadership.

      Hughes expects the global satellite and wireless communications services market to continue to grow due to the high demand for communications infrastructure and the opportunities created by industry deregulation. Many of Hughes' competitors are committing substantial capital and, in many instances, are forming alliances to acquire or maintain market leadership. Hughes' strategy is to be a leader in providing satellite and wireless communications products and services by building on its experience in satellite technology and by making acquisitions and establishing, maintaining and restructuring strategic alliances as appropriate. See "Business of Hughes--Acquisitions, Strategic Alliances and Divestitures." This strategy will require substantial investments of capital over the next several years. Hughes may be unable to satisfy its capital requirements in the future, whether through lack of competitive access to capital markets, GM's overall financial condition, restrictions imposed by GM or otherwise. GM's ability to issue Class H common stock as a means of funding Hughes' capital requirements may be limited in the event of the enactment of a proposal to amend the Internal Revenue Code that is included in the Clinton administration's budget proposal for the fiscal year 2000. This amendment, which is proposed to apply to tracking stock, including exercises of existing employee stock options, issued on or after the date of enactment, would require GM to recognize gain for federal income tax purposes when it issues Class H common stock.

      Hughes Is Vulnerable to Satellite Failure

      DIRECTV, including the PRIMESTAR operations, PanAmSat and other Hughes businesses own or utilize satellites in their businesses. The complete or partial loss of a satellite, in-orbit or during launch, could have a material adverse impact on the operation of these Hughes businesses. Orbiting satellites are subject to the risk of failing prematurely due to, among other things, mechanical failure, a collision with objects in space or an inability to maintain proper orbit. Satellites are subject to the risk of launch delay and failure, destruction and damage while on the ground or during launch and failure to become fully operational once launched. With respect to both in-orbit and launch problems, insurance carried by PanAmSat and Hughes does not compensate for business interruption or loss of future revenues or customers. In addition, any future in-orbit failures involving satellites built by Hughes could adversely impact satellite sales by Hughes Space and Communications.

      These risks were highlighted during 1998, when four Hughes-built satellites, three owned and operated by PanAmSat and the fourth owned by DIRECTV, experienced the failure of a primary spacecraft control processor. With the exception of the Galaxy IV satellite owned and operated by PanAmSat, control of the satellites was automatically switched to a backup processor and the spacecraft are operating normally. The backup processor on the Galaxy IV satellite had previously failed, resulting in the loss of the satellite. An extensive investigation by Hughes revealed that electrical shorts involving tin-plated relay switches were the most likely cause of the primary spacecraft control processor failure. The failure of the backup control processor on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly. Hughes believes the probability of a primary and a backup processor failing in one satellite is low, however there can be no assurance that additional spacecraft control processor failures will not occur.

      Battery anomalies have occurred in two other Hughes-built PanAmSat satellites. In both cases, battery cells have failed, resulting in the need to briefly shut off a number of transponders during twice-yearly eclipse periods. It is possible that service to full-time customers could be interrupted for brief periods during future eclipse periods, or that additional battery cell failures will occur in the future. Such future service interruptions, depending on their extent, could result in claims by affected customers for termination of their transponder agreements.

      In addition, following the launch of another PanAmSat satellite that was not built by Hughes, an error by the satellite's manufacturer was discovered that affected the geographical coverage or flexibility of a number of the transponders on the satellite. PanAmSat is evaluating the impact of the error and currently believes that a portion of those transponders will not be marketable for their intended purpose, although the affected transponders may be capable of generating revenue at a reduced rate.

      Grand Jury Investigation/State Department Review Could Result in
Sanctions

      There is a pending grand jury investigation into whether Hughes should be indicted for criminal violations of the export control laws arising out of the participation of two of its employees on a committee formed to review the findings of Chinese engineers regarding the failure of a Long March rocket in China in 1996. Hughes is also subject to the authority of the State Department to impose sanctions for non-criminal violations of the Arms Export Control Act. The possible criminal and/or civil sanctions could include fines as well as debarment from various export privileges and participation in government contracts. Hughes does not expect the grand jury investigation or State Department review to result in a material adverse effect upon its business. However, there can be no assurance as to those conclusions. In addition, a congressional committee chaired by Representative Cox has prepared a report that is expected to be publicly released during May 1999. This report may contain negative commentary about the compliance of U.S. satellite manufacturers, including Hughes, with the export control laws.

      The U.S. Government Could Adversely Impact the Ability of the U.S. Satellite Industry to Compete for Foreign Satellite Commerce

      The U.S. government has broad discretion over the issuance of export licenses for the sale to foreign customers and/or overseas launches of commercial communication satellites. Hughes sells a substantial number of satellites to foreign customers and launches a substantial number of satellites overseas. Effective March 1999, Congress directed that satellites and their components be placed on the munitions list and made subject to the export licensing jurisdiction of the State Department. Prior to March 1999, satellites were classified as dual-use exports under the jurisdiction of the Department of Commerce. It is anticipated that future licenses for satellite exports will not be granted in the same manner and time frame as was previously the case, which could adversely impact the ability of not only Hughes, but all other domestic satellite manufacturers, to compete on equal footing with international satellite manufacturers for foreign satellite sales.

      In February 1999, the Department of Commerce notified Hughes that it intended to deny the export licenses required by Hughes to fulfill its contractual obligations to Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd., a Singapore-based company with a majority interest held by Chinese entities. As a result, Asia-Pacific Mobile Telecommunications and Hughes terminated the contract, resulting in a pre-tax charge to Hughes' earnings of $92.0 million in the first quarter of 1999. See "Hughes Management's Discussion and Analysis--General."

      Disputes with Raytheon Regarding Former Defense Operations Could Result in a Material Payment from Hughes to Raytheon

      As part of the 1997 spin-off of the defense electronics business of Hughes' predecessor and the subsequent merger of that business with Raytheon, agreements entered into by Hughes and Raytheon provided processes for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. Such financial adjustments might require a cash payment from Raytheon to Hughes or vice versa. A dispute currently exists regarding the post-closing adjustments that Hughes and Raytheon have proposed to one another and related issues regarding the completeness and accuracy of disclosures made to Raytheon in the period prior to consummation of the merger. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence the arbitration process specified in the merger agreement. Raytheon responded by filing an action in the Delaware Chancery Court which seeks to enjoin the arbitration as premature. That litigation is now inactive and Raytheon and Hughes are now proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in Hughes making a payment to Raytheon that would be material to Hughes. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. Hughes intends to vigorously pursue resolution of the disputes through the arbitration process, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that it has proposed.

      Hughes Might Fail to Realize the Benefits of Recent Acquisitions

      There can be no assurance that the anticipated benefits of the PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company acquisitions will be realized. Hughes could experience difficulties integrating the operations of these companies with its own operations, or could find that the anticipated cost savings from such integration do not materialize.

Risk Factors Relating to GM's Dual-Class Common Stock Capital Structure

      Class H Stockholders Have No Direct Interest in Hughes

      Class H stockholders are stockholders of GM and, as a result, have rights in the equity and assets of GM rather than Hughes. Although the net income of Hughes is allocated for accounting purposes to calculate the amounts which may be used to pay dividends on each class of GM common stock, such allocation does not result in a physical segregation of the assets of GM or Hughes, or the establishment of separate accounts or dividend or liquidation preferences. If a liquidation, insolvency or similar event occurred with respect to Hughes, creditors of Hughes, as well as GM as the sole stockholder of Hughes, would receive payment from the assets of Hughes. The holders of Class H common stock would not be entitled to any payment from the assets of Hughes. See "Description of Class H Common Stock."

      We Cannot Assure You That Cash Dividends Will Ever Be Paid on the Class H Common Stock

      We cannot assure you that cash dividends will ever be paid on the Class H common stock and such stock may not be an appropriate investment for you if you wish to receive a dividend. Since the completion of the restructuring of Hughes in late 1997, the GM board has not paid, and does not currently intend to pay, cash dividends on the Class H common stock. Future earnings of Hughes are expected to be retained for the development of the businesses of Hughes. The GM board reserves the right to reconsider from time to time its policies and practices regarding dividends on the Class H common stock and to pay or not to pay, or increase or decrease the dividends paid on the Class H common stock, if any, on the basis of GM's consolidated financial position, including liquidity and other factors, such as the earnings and consolidated results of operations and financial condition of Hughes. See "Description of Class H Common Stock--GM Restated Certificate of Incorporation Provisions Regarding Dividends" and "-- Dividend Policy."

      The Interests of GM's Other Common Stockholders May Conflict With the Interests of Class H Stockholders

      The holders of Class H common stock may have different interests than the holders of GM's other class of common stock, its $1 2/3 common stock, with respect to various intercompany transactions and other matters. Although these two classes of common stock are both stocks of GM, they have separate dividend rights pertaining to earnings of GM attributable to Hughes. Under Delaware law, the GM board owes an equal fiduciary duty to all holders of GM common stock and must act with due care and on an informed basis in the best interests of GM and all of its common stockholders. It is not clear how these fiduciary duties would be applied in the context of a capital structure involving multiple classes or series of tracking stock, such as GM's. The officers and directors of GM may pursue policies and practices or transactions that are different from those that they would pursue if the Class H common stock was the only class of common stock of GM. The GM board, in the discharge of its fiduciary duties, oversees, principally through its capital stock committee, the policies, programs and practices of GM which may give rise to conflicts of interest between GM's two classes of common stock. However, we cannot assure you as to the resolution of any such conflicts. See "Overview of GM Capital Stock," which contains the policy statement of the GM board with respect to certain capital stock matters.

      The Trading Price of Class H Common Stock Could Be Adversely Affected by GM's Results

      The trading prices of the Class H common stock and the $1 2/3 common stock are generally affected by different events. A transaction which is beneficial to the holders of $1 2/3 common stock may not positively affect the trading price of the Class H common stock, which historically in general has been affected more by the results of Hughes rather than those of GM. However, if GM were to experience a significant financial or other setback, this could have an adverse effect on the trading price of the Class H common stock as well as the $1 2/3 common stock.

      GM Board Policies and Practices Relating to Class H Common Stock Can Be Changed Without Stockholder Approval

      The GM board has adopted a policy statement governing matters relating to its dual-class common stock capital structure. This statement is subject to change at any time without stockholder approval. The policy statement sets forth principles to guide the board's actions relating to, among other things, transactions between GM and Hughes and the relationship between dividends, if any, to be paid by Hughes to GM and by GM to the Class H stockholders. The GM board may adopt additional policies, practices or policy statements which could have a significant impact on the Class H common stock, in each case without the approval of GM's common stockholders.

      Your Class H Common Stock May Be Converted to GM $1 2/3 Common Stock Without Your Consent

      All outstanding shares of Class H common stock are potentially subject to mandatory recapitalization into shares of GM $1 2/3 common stock. Any recapitalization would significantly change both the form and nature of your investment in Class H common stock, without your consent. Any recapitalization can be effected at a 120% exchange ratio at any time after December 31, 2002 in the sole discretion of the GM board, or automatically, if GM disposes of 80% or more of the business of Hughes to a person, entity or group of which GM is not the majority owner. See "Description of Class H Common Stock--Recapitalization and Certain Other Transactions." We cannot predict the impact on the market price of the $1 2/3 common stock that any exercise by GM of its recapitalization right would have. Consistent with GM's restated certificate of incorporation, applicable corporate law and the GM board policy statement referred to above, the GM board may submit from time to time to the GM common stockholders for their consideration and approval one or more alternative transactions on terms different from those provided for by these provisions concerning recapitalization of Class H common stock at a 120% exchange ratio. See "Description of Class H Common Stock--Recapitalization and Certain Other Transactions."

                                USE OF PROCEEDS

      GM will receive net proceeds from this offering of about $ million, or about $ million if the underwriters exercise their over-allotment option in full. GM will contribute such proceeds to the capital of Hughes. Hughes will use these funds, together with an additional $500 million to be contributed to it by GM on or about the closing of the offering, principally to repay debt that it incurred in connection with the PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company transactions. Of this debt, $500 million is in the form of loans provided by affiliates of some of the underwriters. These loans mature on April 17, 2000, and bear interest at a floating rate which as of May 3, 1999 was 4.91%. The remaining debt being repaid is in the form of other short term borrowings. Any funds remaining after payment of this debt and all related interest and fees will be used for general corporate purposes.

                        CLASS H COMMON STOCK PRICE RANGE

      The table below shows the range of reported per share sale prices on the New York Stock Exchange Composite Tape for the Class H common stock for the periods indicated. Due to the restructuring of Hughes late in 1997 and the related recapitalization of the Class H common stock, no price data is presented for any period prior to 1998.

     Calendar Year                                                 High   Low
     -------------                                                ------ ------
     1998
       First Quarter............................................. $48.00 $31.50
       Second Quarter............................................  57.88  42.75
       Third Quarter.............................................  50.81  35.00
       Fourth Quarter............................................  42.38  30.38
     1999
       First Quarter............................................. $53.00 $38.50
       Second Quarter (through May 4, 1999)......................  57.38  49.31

      Since the completion of the restructuring of Hughes in late 1997, GM has not paid dividends on the Class H common stock and does not expect to do so in the foreseeable future. Future earnings of Hughes are expected to be retained for the development of the business of Hughes. See "Description of Class H Common Stock--Dividend Policy."

                PRO FORMA CONSOLIDATED CAPITALIZATION OF HUGHES

  The following table sets forth the capitalization of Hughes and its consolidated subsidiaries at December 31, 1998 and as adjusted to reflect the pro forma effects of:

     .  the merger of Hughes with U.S. Satellite Broadcasting Company,

     . Hughes' acquisition of PRIMESTAR's direct broadcast satellite medium-power business and related high-power satellite assets of Tempo Satellite;

     .  the offering and the use of proceeds therefrom, and

     . the $500 million contribution to Hughes from GM to be consummated substantially simultaneously with this offering and the use of such funds by Hughes,

as if each of these transactions had occurred on December 31, 1998. The following table should be read in conjunction with Hughes' financial statements, including the notes thereto, "Unaudited Pro Forma Combined Condensed Hughes Financial Information" and "Hughes Management's Discussion and Analysis," which are included in this prospectus. See also the "Description of Class H Common Stock--Detailed Calculation of Amount Available for Dividends on Class H Common Stock" section of this prospectus.

                                             December 31, 1998
                          ---------------------------------------------------------
                                                            Offering and
                                     Acquisitions           Contribution
                          Historical  Pro Forma   Pro Forma  Pro Forma    Pro Forma
                            Hughes   Adjustments  Combined  Adjustments   Combined
                          ---------- ------------ --------- ------------  ---------
                                           (dollars in millions)
Notes and loans
 payable................    $  935      $  887(a)  $ 1,822     $(887)(c)   $   935
                            ------      ------     -------     -----       -------
Minority interests......       482                     482                     482
                            ------      ------     -------     -----       -------
Owner's Equity
Capital stock and
 additional paid-in
 capital................     8,146         233(a)    9,349       985 (d)    10,334
                                           970(b)
Net income retained for
 use in the business....       258                     258                     258
                            ------      ------     -------     -----       -------
  Subtotal..............     8,404       1,203       9,607       985        10,592
Minimum pension
 liability adjustment...       (37)                    (37)                    (37)
Accumulated foreign
 currency translation
 adjustments............        16                      16                      16
Net unrealized gains on
 investments in certain
 debt and equity
 securities.............        (1)                     (1)                     (1)
                            ------      ------     -------     -----       -------
  Total Owner's Equity..     8,382       1,203       9,585       985        10,570
                            ------      ------     -------     -----       -------
  Total Capitalization..    $9,799      $2,090     $11,889     $  98       $11,987
                            ======      ======     =======     =====       =======
Average number of shares
 of Class H common stock
 outstanding (in
 millions) (numerator)..     105.3         4.9(a)    128.5       9.0 (d)     137.5
                                          18.3(b)
Class H dividend base
 (in millions)
 (denominator)..........     399.9         4.9(a)    423.1      18.0 (d)     441.1
                                          18.3(b)

                               NOTES TO UNAUDITED
                PRO FORMA CONSOLIDATED CAPITALIZATION OF HUGHES

a. To record incremental short-term debt incurred by Hughes to finance the PRIMESTAR/Tempo Satellite acquisition. For purposes of the accompanying pro forma consolidated capitalization table, it is assumed that $592 million of the cash consideration was funded through available Hughes cash and $887 million was financed through Hughes' commercial paper program and a short-term bridge loan.

  The remaining consideration was settled through the issuance of 4.9 million shares of Class H common stock. Hughes acquired these shares from GM for a cash payment which was funded by Hughes with a capital contribution from GM. In connection therewith, the GM board increased the Class H dividend base by the number of shares issued.

b. To record the exchange consideration for the U.S. Satellite Broadcasting Company merger. The total purchase price will be based on the average price of Class H common stock for the 20 consecutive trading days ending on and including the second trading day before the U.S. Satellite Broadcasting Company merger is consummated. For purposes of the pro forma consolidated capitalization table, the share price is assumed to be $53.05. Accordingly, based on this price, U.S. Satellite Broadcasting Company shareholders would receive $18.00 for each share of U.S. Satellite Broadcasting Company stock owned.

  Holders of U.S. Satellite Broadcasting Company stock may elect to receive consideration in the form of Class H common stock or the cash equivalent. However, not more than 50% of the total consideration will be payable in cash, and not more than 70% of the total consideration will be in the form of Class H common stock. For purposes of the accompanying pro forma consolidated capitalization table, it is assumed that 60% of the total consideration will be paid in Class H common stock ($970 million) and 40% in cash ($646 million), which is assumed to be funded through available cash at December 31, 1998. Accordingly it is also assumed that 18.3 million shares of Class H common stock will be issued in the U.S. Satellite Broadcasting Company merger. Hughes will acquire these shares from GM for a cash payment, which will be funded by Hughes with a capital contribution from GM. In connection therewith, the GM board will increase the Class H dividend base by the number of shares issued. As the purchase price remains fixed if the Class H common stock price exceeds $47.68, the ultimate number of shares of Class H common stock issued to effect the U.S. Satellite Broadcasting Company merger may decrease.

c. To reflect the pay down of short-term debt with proceeds from the offering and the contribution of funds by GM.

d. To reflect the estimated net proceeds of the offering and the contribution by GM.

  The estimated net proceeds from the offering will be approximately $485 million, assuming no exercise of the underwriters' over-allotment option. GM will contribute these proceeds to Hughes. The average number of shares of Class H common stock outstanding and the Class H dividend base will be increased by the number of shares sold in the offering, which, based on an assumed share price of $55.50, would be 9.0 million.

  The Class H dividend base will be further increased to reflect the contribution of an additional $500 million by GM. The actual increase to the Class H dividend base as a result of this contribution will be determined based on the price per share of Class H common stock in this offering. For purposes of the pro forma consolidated capitalization table, the share price is assumed to be $55.50. Accordingly, the contribution by GM will increase the Class H dividend base by an additional 9.0 million.

                         HUGHES SELECTED FINANCIAL DATA

      The following selected historical financial data have been derived from the financial statements of Hughes. The data should be read in conjunction with Hughes' financial statements and notes thereto which are contained elsewhere in this prospectus and the "Hughes Management's Discussion and Analysis" section of this prospectus. The statement of operations data for the periods ended December 31, 1998, 1997, 1996, 1995 and 1994 and balance sheet data as of December 31, 1998, 1997, 1996 and 1995 have been derived from the financial statements of Hughes audited by Deloitte & Touche LLP, independent auditors. The balance sheet data as of December 31, 1994 has been derived from the unaudited financial statements of Hughes. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal recurring items, that are necessary for the fair presentation of the financial portion and results of operations for such periods.

                                          As of or for the Years Ended
                                                  December 31,
                                      ----------------------------------------
                                       1998     1997     1996    1995    1994
                                      -------  -------  ------  ------  ------
                                         (in millions, except per share
                                                    amounts)
Statement of Operations Data:
Total revenues....................... $ 5,964  $ 5,128  $4,009  $3,153  $2,697
Costs and expenses...................   5,694    4,822   3,799   2,981   2,462
Amortization of GM purchase
 accounting adjustments..............      21       21      21      21      21
                                      -------  -------  ------  ------  ------
   Total operating costs and
    expenses.........................   5,715    4,843   3,820   3,002   2,483
                                      -------  -------  ------  ------  ------
Operating profit.....................     249      285     189     151     214
Interest expense.....................      17       91      43      61      52
Other (expense) income, net..........     (41)     424      76       8      (9)
                                      -------  -------  ------  ------  ------
Income from continuing operations
 before income taxes and minority
 interests...........................     191      618     222      98     153
Income tax (benefit) expense.........     (45)     237     105      31      56
Minority interests in net losses of
 subsidiaries........................      24       25      53       4
                                      -------  -------  ------  ------  ------
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 changes.............................     260      406     170      71      97
Income (loss) from discontinued
 operations, net of taxes............                1      (7)    (65)    (54)
Gain on sale of discontinued
 operations, net of taxes............               63
Extraordinary item, net of taxes.....              (20)
Cumulative effect of accounting
 change..............................      (9)                              (2)
                                      -------  -------  ------  ------  ------
 Net income..........................     251      450     163       6      41
 Adjustments to exclude the effect
  of GM purchase accounting
  adjustments........................      21       21      21      21      21
                                      -------  -------  ------  ------  ------
Earnings used for computation of
 available separate consolidated net
 income.............................. $   272  $   471  $  184  $   27  $   62
                                      =======  =======  ======  ======  ======
Earnings per share attributable to
 Class H common stock(1):
 Basic and diluted earnings per
  share from continuing operations
  before extraordinary item and
  cumulative effect of accounting
  change............................. $  0.70  $  1.07  $ 0.48  $ 0.23  $ 0.30
 Discontinued operations.............             0.16   (0.02)  (0.16)  (0.14)
 Extraordinary item..................            (0.05)
 Cumulative effect of accounting
  change.............................   (0.02)
                                      -------  -------  ------  ------  ------
 Basic and diluted earnings per
  share.............................. $  0.68  $  1.18  $ 0.46  $ 0.07  $ 0.16
                                      =======  =======  ======  ======  ======
Cash dividends declared per share....
Balance Sheet Data:
Total assets......................... $13,435  $12,731  $4,373  $3,942  $3,609
Long-term debt.......................     779      683
Owner's equity.......................   8,382    8,312   2,492   2,609   2,301
Other Data:
EBITDA(2)............................ $   704  $   602  $  405  $  352  $  375
Depreciation and amortization........     455      317     216     201     161
Capital expenditures.................   1,429      827     449     442     399

--------
(1) Earnings per share for the years prior to 1998 do not reflect the earnings attributable to Class H common stock on a historical basis; rather, they present the financial results that would have been achieved relative to the Class H common stock had they been calculated on the performance of the telecommunications and space businesses of the predecessor of Hughes.

(2) "EBITDA" is defined as operating profit, plus depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Hughes management believes it is a meaningful measure of performance and is commonly used by other large communications, entertainment and media service providers. See "Business of Hughes--Strategy--Focus on Key Performance Measurements." EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment in the business of Hughes, dividends or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

      UNAUDITED PRO FORMA COMBINED CONDENSED HUGHES FINANCIAL INFORMATION

      The following unaudited pro forma combined condensed financial statements have been prepared from the historical consolidated financial statements of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment, the parent company of Tempo Satellite, to give effect to:

     .  the merger of Hughes and U.S. Satellite Broadcasting Company;

     . Hughes' acquisition of PRIMESTAR's direct broadcast satellite medium-power business and related high-power satellite assets of Tempo Satellite;

     .  this offering and the use of proceeds therefrom; and

     . the $500 million contribution to Hughes from GM to be consummated substantially simultaneously with this offering and the use of such funds by Hughes.

      The unaudited pro forma combined condensed statement of income (loss) from continuing operations reflects adjustments as if these transactions had each taken place on January 1, 1998. The unaudited pro forma combined condensed balance sheet reflects adjustments as if these transactions had each occurred on December 31, 1998. The pro forma adjustments described in the accompanying notes are based on preliminary estimates and various assumptions that Hughes management believes are reasonable in these circumstances.

      The unaudited pro forma combined condensed statement of income (loss) from continuing operations does not give effect to any cost savings that may be realized from the PRIMESTAR/Tempo Satellite acquisition and the merger with U.S. Satellite Broadcasting Company, which savings relate primarily to the reduction of duplicative operating, general and administrative expenses.

      The unaudited pro forma combined condensed financial statements should be read in conjunction with the Hughes financial statements, including the notes thereto, located in the appendix to this prospectus and the U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment financial statements, including the notes thereto, which are incorporated by reference into this prospectus, each as of and for the period ended December 31, 1998.

                                     HUGHES

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            As of December 31, 1998

                                               U.S.
                                            Satellite                             Primestar/             Offering and
                               Historical  Broadcasting                              Tempo                    GM
                                  U.S.      Merger Pro     Pro                    Acquisition     Pro    Contribution    Pro
                   Historical  Satellite      Forma       Forma     Historical     Pro Forma     Forma    Pro Forma     Forma
                     Hughes   Broadcasting Adjustments   Combined Primestar/Tempo Adjustments   Combined Adjustments   Combined
                   ---------- ------------ ------------  -------- --------------- -----------   -------- ------------  --------
                                                            (Dollars in millions)
ASSETS
Current Assets
 Cash and cash
  equivalents....    $1,342       $ 66        $(646)(a)  $   762                    $  887 (i)  $   170     $(887)(t)  $   268
                                                                                    (1,479)(j)                985 (u)
 Accounts and
  notes
  receivable,
  net............       922         48          (19)(b)      951      $  140                      1,091                  1,091
 Contracts in
  process (less
  advances and
  progress
  payments)......       784                                  784                                    784                    784
 Other current
  assets.........       798          9                       807           4                        811                    811
                    -------       ----        -----      -------      ------        ------      -------     -----      -------
Total Current
 Assets..........     3,846        123         (665)       3,304         144          (592)       2,856        98        2,954
Satellites, net..     3,198                      37 (c)    3,235         463                      3,698                  3,698
Property, net....     1,059         59          (37)(c)    1,081       1,148           (15)(j)    2,214                  2,214
Intangible
 assets, net.....     3,552                                3,552         317                      3,869                  3,869
Investments and
 other assets....     1,780          8          (42)(b)    1,746          34           (28)(j)    1,752                  1,752
Excess of
 purchase price
 over book value
 of net
 liabilities
 acquired........                             1,670 (a)    1,670                       122 (j)    1,792                  1,792
                    -------       ----        -----      -------      ------        ------      -------     -----      -------
Total Assets.....   $13,435       $190        $ 963      $14,588      $2,106        $ (513)     $16,181     $  98      $16,279
                    =======       ====        =====      =======      ======        ======      =======     =====      =======
LIABILITIES AND
 OWNER'S EQUITY
Current
 Liabilities
 Accounts
  payable........   $   764       $ 66                   $   830      $  196                    $ 1,026                $ 1,026
 Current portion
  of long-term
  debt...........       156                                  156         575        $ (575)(j)    1,043     $(887)(t)      156
                                                                                       887 (i)
 Other current
  liabilities....     1,089         91        $ (19)(b)    1,161         252           (50)(j)    1,363                  1,363
                    -------       ----        -----      -------      ------        ------      -------     -----      -------
Total Current
 Liabilities.....     2,009        157          (19)       2,147       1,023           262        3,432      (887)       2,545
Long-term debt...       779                                  779       1,258        (1,258)(j)      779                    779
Other liabilities
 and deferred
 credits.........     1,139         87          (42)(b)    1,184          41           (41)(j)    1,184                  1,184
Deferred income
 taxes...........       644                                  644          75                        719                    719
Minority
 interests.......       482                                  482                                    482                    482
Owner's Equity...     8,382        (54)       1,024 (a)    9,352        (291)          524 (j)    9,585       985 (u)   10,570
                    -------       ----        -----      -------      ------        ------      -------     -----      -------
Total Liabilities
 and Owner's
 Equity..........   $13,435       $190        $ 963      $14,588      $2,106        $ (513)     $16,181     $  98      $16,279
                    =======       ====        =====      =======      ======        ======      =======     =====      =======

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                                     HUGHES

                     UNAUDITED PRO FORMA COMBINED CONDENSED

             STATEMENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS

                      For the Year Ended December 31, 1998

                                                  U.S.
                                               Satellite                       Primestar/              Offering
                                  Historical  Broadcasting                        Tempo                 and GM
                                     U.S.      Merger Pro    Pro    Historical Acquisition    Pro    Contribution   Pro
                      Historical  Satellite      Forma      Forma   Primestar/  Pro Forma    Forma    Pro Forma    Forma
                        Hughes   Broadcasting Adjustments  Combined   Tempo    Adjustments  Combined Adjustments  Combined
                      ---------- ------------ ------------ -------- ---------- -----------  -------- ------------ --------
                                                (Dollars in millions, except per share amounts)
Revenues
 Product sales......    $3,360                              $3,360                           $3,360                $3,360
 Direct broadcast,
  leasing and other
  services..........     2,604       $551         $ (3)(b)   3,152    $1,290                  4,442                 4,442
                        ------       ----         ----      ------    ------                 ------                ------
 Total Revenues.....     5,964        551           (3)      6,512     1,290                  7,802                 7,802
                        ------       ----         ----      ------    ------                 ------                ------
Operating Costs and
 Expenses
 Cost of products
  sold..............     2,627                               2,627                            2,627                 2,627
 Broadcast
  programming and
  other costs.......     1,176        328           75 (c)   1,579       655      $  85 (k)   2,319                 2,319
 Selling, general,
  and administrative
  expenses..........     1,457        267          (75)(c)   1,624       486        (85)(k)   2,025                 2,025
                                                    (3)(b)
                                                   (22)(d)
 Impairment of long-
  lived assets......                                                     950       (950)(l)
 Depreciation and
  amortization......       455         17           42 (e)     514       543          6 (m)   1,083                 1,083
                                                                                     20 (n)
                        ------       ----         ----      ------    ------      -----      ------                ------
 Total operating
  costs and
  expenses..........     5,715        612           17       6,344     2,634       (924)      8,054                 8,054
                        ------       ----         ----      ------    ------      -----      ------                ------
Operating Profit
 (Loss).............       249        (61)         (20)        168    (1,344)       924        (252)                 (252)
Interest income
 (expense), net.....        95          4          (32)(f)      67      (146)       (47)(o)      20      $ 47 (v)      67
                                                                                    146 (p)
Other, net..........      (153)                               (153)       (8)                  (161)                 (161)
                        ------       ----         ----      ------    ------      -----      ------      ----      ------
Income (Loss) from
 Continuing
 Operations Before
 Income Taxes and
 Minority
 Interests..........       191        (57)         (52)         82    (1,498)     1,023        (393)       47        (346)
Income tax benefit
 (expense)..........        45                      27 (g)      72       148       (148)(q)     262       (19)(w)     243
                                                                                    190 (r)
Minority interests
 in net losses of
 subsidiaries.......        24                                  24                               24                    24
                        ------       ----         ----      ------    ------      -----      ------      ----      ------
Income (Loss) from
 Continuing
 Operations Before
 Cumulative Effect
 of Accounting
 Change.............       260        (57)         (25)        178    (1,350)     1,065        (107)       28         (79)
Adjustments to
 exclude the effect
 of GM purchase
 accounting related
 to Hughes Aircraft
 Company............        21                                  21                               21                    21
                        ------                              ------                           ------                ------
Earnings (Loss) Used
 for Computation of
 Available Separate
 Consolidated Income
 from Continuing
 Operations Before
 Cumulative Effect
 of Accounting
 Change.............    $  281                              $  199                           $  (86)               $  (58)
                        ======                              ======                           ======                ======
Available Separate
 Consolidated Income
 (Loss) from
 Continuing
 Operations Before
 Cumulative Effect
 of Accounting
 Change:
 Average number of
  shares of GM Class
  H Common Stock
  outstanding (in
  millions)
  (numerator).......     105.3                    18.3 (h)   123.6                  4.9 (s)   128.5       9.0 (u)   137.5
 Class H dividend
  base (in millions)
  (denominator)(1)..     399.9                    18.3 (h)   418.2                  4.9 (s)   423.1      18.0 (u)   441.1
 Available Separate
  Consolidated
  Income (Loss) from
  Continuing
  Operations Before
  Cumulative Effect
  of Accounting
  Change............    $   74                              $   59                           $  (26)               $  (18)
                        ------                              ------                           ------                ------
Earnings (Loss) Per
 Share from
 Continuing
 Operations Before
 Cumulative Effect
 of Accounting
 Change.............    $ 0.70                              $ 0.48                           $(0.20)               $(0.13)
                        ======                              ======                           ======                ======

-------
(1) See discussion of Class H dividend base in "Description of Class H Common Stock."

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

      The accompanying unaudited pro forma combined condensed financial statements have been derived from the historical consolidated financial statements of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment. The unaudited pro forma combined condensed financial statements give effect to:

    . the merger of Hughes and U.S. Satellite Broadcasting Company;

    . Hughes' acquisition of PRIMESTAR's direct broadcast satellite medium-power business and related high-power satellite assets of Tempo Satellite, Inc., a wholly owned subsidiary of TCI Satellite
      Entertainment;

    . this offering and the use of proceeds therefrom; and

    . the $500 million contribution to Hughes from GM to be consummated substantially simultaneously with the offering.

      The unaudited pro forma combined condensed statement of income (loss) from continuing operations presents the historical results of operations of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment for the year ended December 31, 1998, as if the above- mentioned transactions had each occurred on January 1, 1998. The unaudited pro forma combined condensed balance sheet presents the historical balance sheets of Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment as of December 31, 1998, as if the above- mentioned transactions had each been consummated as of December 31, 1998. The pro forma adjustments reflected in the accompanying unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting.

      The unaudited pro forma combined condensed financial statements do not purport to present the financial position or results of operations of Hughes had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma combined condensed statement of income (loss) from continuing operations does not give effect to any cost savings that may be realized from the PRIMESTAR/Tempo Satellite acquisition and the merger with U.S. Satellite Broadcasting Company, which savings relate primarily to the reduction of duplicative operating, general and administrative expenses.

      The unaudited pro forma combined condensed financial statements should be read in conjunction with the Hughes financial statements, including the notes thereto, located in the appendix to this prospectus, and the U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment audited financial statements, including the notes thereto, which are incorporated by reference into this prospectus, each as of and for the period ended December 31, 1998.

      Various reclassifications have been made to the historical financial statements of U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite Entertainment to conform to the unaudited pro forma combined condensed financial statement presentation. As more fully described in Note 3 to PRIMESTAR's 1998 consolidated financial statements, the historical operating results of PRIMESTAR reflect the operations of its predecessor, TCI Satellite Entertainment, prior to the restructuring transaction on April 5, 1998.

U.S. Satellite Broadcasting Company Merger Pro Forma Adjustments

      The following adjustments, which are set forth in millions, except per share amounts, give pro forma effect to the U.S. Satellite Broadcasting Company merger.

a. To record the exchange consideration at closing. The total purchase price will be based on the average price of Class H common stock for the 20 consecutive trading days ending on and including the second trading day before the U.S. Satellite Broadcasting Company merger. For purposes of the pro forma calculation, the share price is assumed to be $53.05. Accordingly, based on this price, U.S. Satellite Broadcasting Company shareholders would receive $18.00 for each share of U.S. Satellite Broadcasting Company stock owned.

    For purposes of the accompanying pro forma combined condensed financial statements, the excess purchase price over book value of net liabilities acquired has been estimated as follows:

       Outstanding shares of U.S. Satellite Broadcasting Company
        stock..........................................................   89.8
       Consideration per share......................................... $18.00
                                                                        ------
         Subtotal--purchase price......................................  1,616
       U.S. Satellite Broadcasting Company net liabilities.............     54
                                                                        ------
       Excess of purchase price over net book value of liabilities acquired....................................................... $1,670
                                                                        ======

    Holders of U.S. Satellite Broadcasting Company stock may elect to receive consideration in the form of Class H common stock or the cash equivalent. However, not more than 50% of the total consideration will be payable in cash, and not more than 70% of the total consideration will be in the form of Class H common stock. For purposes of the accompanying pro forma combined condensed financial statements, it is assumed that 60% of the total consideration will be paid in Class H common stock ($970) and 40% in cash ($646).

b. To eliminate intercompany transactions between Hughes and U.S. Satellite Broadcasting Company.

c. To reclassify certain amounts in the historical financial statements of U.S. Satellite Broadcasting Company to conform to the Hughes presentation.

d. To eliminate a non-recurring loss recorded by U.S. Satellite Broadcasting Company during 1998 and to provide for the termination of various contracts as specified in the U.S. Satellite Broadcasting Company merger agreement.

e. Hughes has not as yet completed an analysis of the relative fair market value of U.S. Satellite Broadcasting Company's net liabilities in order to determine a preliminary allocation of the purchase price to the net liabilities acquired. Accordingly, the excess of the purchase price over the carrying value of U.S. Satellite Broadcasting Company's net liabilities has been presented as a single caption in the accompanying pro forma combined condensed balance sheet. Hughes believes the vast majority of the excess will be allocated to U.S. Satellite Broadcasting Company's FCC licenses and enterprise value goodwill. Both of these intangible assets are considered to have indefinite lives and will be amortized over 40 years.

f. To reduce interest income on cash required for the U.S. Satellite Broadcasting Company merger assuming Hughes' historical interest rate of 5.0% on pro forma adjustment (a) above.

g. Income taxes associated with the pro forma adjustments discussed above have been calculated at an assumed combined federal and state rate of 40%, excluding amortization associated with the excess purchase price over book value of net liabilities acquired, which is not deductible for tax purposes.

    The unaudited pro forma combined condensed statement of income (loss) from continuing operations has also been adjusted to recognize a tax benefit, at an assumed combined federal and state rate of 40%, for U.S. Satellite Broadcasting Company's historical losses from continuing operations for the year ended December 31, 1998. This adjustment recognizes that, if the U.S. Satellite Broadcasting Company merger had taken place on January 1, 1998, the tax benefit of U.S. Satellite Broadcasting Company's losses would have been realized in the consolidated federal tax return of GM.

h. In connection with the U.S. Satellite Broadcasting Company merger, GM will contribute to the capital of Hughes an amount of cash at least sufficient to enable Hughes to purchase from GM, for fair value as determined by the GM board, the number of shares of Class H common stock to be delivered to U.S. Satellite Broadcasting Company shareholders in the merger. In connection therewith, the GM board will increase the Class H dividend base by the number of shares issued, which for purposes of this pro forma presentation is assumed to be 18.3 million based on the assumptions described in note (a) above, including that the Class H common stock price is $53.05.

PRIMESTAR/Tempo Satellite Acquisition Pro Forma Adjustments

      The following adjustments, which are set forth in millions, except per share amounts, give pro forma effect to the PRIMESTAR/Tempo Satellite acquisition:

i. To record incremental debt incurred by Hughes to finance the PRIMESTAR/Tempo Satellite acquisition. For purposes of the accompanying pro forma combined condensed financial statements, it is assumed that $592 of the cash consideration was funded through available Hughes cash and $887 was financed through Hughes' commercial paper program and a short-term bridge loan. The remaining consideration was settled through the issuance of 4.9 million shares of Class H common stock.

j. To record the exchange consideration at closing. The total purchase price of $1,833 will be adjusted upon consummation of the PRIMESTAR/Tempo Satellite acquisition based upon the net working capital of PRIMESTAR (as defined in the PRIMESTAR asset purchase agreement) at closing. For purposes of this pro forma calculation, the December 31, 1998 net working capital of PRIMESTAR, a liability of $121, was used to calculate the exchange consideration of the PRIMESTAR/Tempo Satellite acquisition ($1,712).

    For purposes of the accompanying pro forma combined condensed financial statements, the excess purchase price over book value of net assets acquired has been estimated as follows:

       Exchange consideration of PRIMESTAR/Tempo Satellite
        acquisition............................................         $1,712
       Less book value of PRIMESTAR
         Historical book value of PRIMESTAR.................... $ (291)
         Less: excluded assets.................................    (43)
         Plus: excluded liabilities............................  1,924
                                                                ------
         Subtotal..............................................          1,590
                                                                        ------
       Preliminary excess purchase cost over net book value of
        assets acquired (see note m, below)....................         $  122
                                                                        ======

    As defined in the PRIMESTAR asset purchase agreement, excluded assets include high-power direct broadcast satellite inventory and deferred loan costs. Excluded liabilities include debt and related interest payable, restructuring accruals and employee-related liabilities.

k. To reclassify certain amounts in the historical financial statements of PRIMESTAR to conform to the Hughes presentation.

l. To eliminate a non-recurring impairment loss and related income tax benefit recorded by PRIMESTAR during 1998 to reduce the carrying amount of certain assets to their net realizable values based upon the assumed purchase price of the PRIMESTAR/Tempo Satellite acquisition.

m. Hughes has not as yet completed an analysis of the relative fair market value of the net assets acquired from PRIMESTAR and Tempo Satellite in order to determine a preliminary allocation of the purchase price. Accordingly, the excess of the purchase price over the carrying value of the net assets acquired from PRIMESTAR and Tempo Satellite has been presented as a single caption in the accompanying pro forma combined condensed balance sheet. For purposes of the accompanying condensed combined statement of income (loss) from continuing operations, such excess is being amortized using an estimated weighted-average composite life of 20 years.

n. To record depreciation on the in-orbit satellite acquired by Hughes in connection with the PRIMESTAR/Tempo Satellite acquisition over the estimated remaining useful life of 12 years.

o. To reflect interest expense associated with the incremental debt incurred by Hughes to finance the PRIMESTAR/Tempo Satellite acquisition. For purposes of pro forma calculation, Hughes' historical interest rate of LIBOR + 0.25% (5.3% in total) was used to compute interest on the incremental debt discussed in pro forma adjustment (i) above.

p. To reduce interest expense associated with PRIMESTAR debt not assumed by Hughes.

q. To eliminate PRIMESTAR's historical income tax benefit recorded in connection with PRIMESTAR's restructuring consummated during 1998.

r. Income taxes associated with the pro forma adjustments discussed above have been calculated at an assumed combined federal and state rate of 40%. Since the PRIMESTAR/Tempo Satellite acquisition is a taxable transaction, amortization of any goodwill generated is expected to be deductible over 15 years for income tax purposes.

    The unaudited pro forma combined condensed statement of income (loss) from continuing operations has also been adjusted to recognize a tax benefit, at an assumed combined federal and state rate of 40%, for PRIMESTAR's historical losses from continuing operations for the year ended December 31, 1998. This adjustment recognizes that, if the PRIMESTAR/Tempo Satellite acquisition had taken place on January 1, 1998, the tax benefit of PRIMESTAR's and Tempo Satellite's losses would have been realized in the consolidated federal tax return of GM.

s. Based on the PRIMESTAR asset purchase agreement, 4.9 million shares of Class H common stock were issued to effect the PRIMESTAR acquisition. Hughes acquired these shares from GM for a cash payment, which was funded by Hughes with a capital contribution from GM. In connection therewith, the GM board increased the Class H dividend base by 4.9 million.

Offering and GM Contribution Adjustments

t. To reflect the pay down of short-term debt with proceeds from the offering and the contribution of funds by GM.

u. To reflect the estimated net proceeds of the offering and the contribution by GM.

    The estimated net proceeds from the offering will be approximately $485 million, assuming no exercise of the underwriters' over-allotment option. GM will contribute these proceeds to Hughes. The average number of shares of Class H common stock outstanding and the Class H dividend base will be increased by the number of shares sold in the offering, which, based on an assumed share price of $55.50, would be 9.0 million.

    The Class H dividend base will be further increased to reflect the contribution of an additional $500 million by GM. The actual increase to the Class H dividend base as a result of this contribution will be determined based on the price per share of Class H common stock in this offering. For purposes of this pro forma adjustment, the share price is assumed to be $55.50. Accordingly, the contribution by GM will increase the Class H dividend base by an additional 9.0 million.

v. To reduce interest expense for the result of the pay down of short-term debt assuming Hughes' historical interest rate of 5.3%. See pro forma adjustment (t) above.

w. To reflect the income tax effects of a reduction in interest expense that resulted from the pay down of short-term debt at an assumed combined federal and state tax rate of 40%.

                  HUGHES MANAGEMENT'S DISCUSSION AND ANALYSIS

      As provided in GM's restated certificate of incorporation, the earnings attributable to Class H common stock for purposes of determining the amount available for the payment of dividends on Class H common stock excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company, a predecessor of Hughes, in 1985. Therefore, the following discussion excludes such adjustments. You should review this section in connection with Hughes' unaudited summary financial statements, which exclude these adjustments, and Hughes' audited financial statements, which reflect these adjustments, both of which are included in Appendix A to this prospectus. See also "Prospectus Summary--Recent Developments."

General

      On December 17, 1997, Hughes' predecessor, which was also known as Hughes Electronics Corporation, and GM completed a series of transactions designed to address strategic challenges facing its then-three principal businesses and unlock stockholder value in GM. These transactions included:

     . the tax-free spin-off of its defense electronics business to holders of GM $1 2/3 common stock and Class H common stock;

     . the transfer of Delco Electronics Corporation, its automotive electronics business, to GM's Delphi Automotive Systems unit, which is now a separate corporation; and

     . the recapitalization of GM Class H common stock into a new tracking stock of the same name, that is linked to Hughes' telecommunications and space businesses.

These transactions were followed immediately by the merger of the defense electronics business with Raytheon Company. In connection with this recapitalization, the telecommunications and space business, consisting principally of the direct-to-home broadcast, satellite services, network systems and satellite systems businesses, were contributed to the recapitalized Hughes by its predecessor. The following discussion and accompanying financial statements pertain only to Hughes as it now exists, and do not pertain to balances of Hughes for the period prior to its recapitalization, the defense electronics business or Delco. For additional information on the basis of presentation, see Note 1 to the Hughes financial statements included elsewhere in this prospectus.

      In May 1997, Hughes and PanAmSat Corporation merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. As a result of this merger, Hughes' 1997 financial information includes PanAmSat's results of operations from the date of merger. For further information regarding this merger, see note 14 to Hughes' financial statements included elsewhere in this prospectus.

      During 1998, four Hughes-built satellites experienced the failure of a primary spacecraft control processor. Three of these satellites were owned and operated by PanAmSat and the fourth was owned by DIRECTV. With the exception of the Galaxy IV satellite, operated by PanAmSat, control of the satellites was automatically switched to the spare control processor and the spacecraft are operating normally. The spare control processor on the Galaxy IV satellite had previously failed, resulting in the loss of the satellite.

      An extensive investigation by Hughes revealed that electrical shorts involving tin-plated relay switches are the most likely cause of the primary control processor failures. Although there exists the possibility of failure of other currently operating spacecraft control processors, Hughes believes the probability of a primary and spare control processor failing in any one in-orbit HS-601 satellite is low. Hughes is confident that the phenomenon will not be repeated on satellites currently being built and those ready for launch, although there can be no assurance in this regard. The failure of the second control processor on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly.

      Battery anomalies have occurred on two other Hughes-built PanAmSat satellites. In both cases, battery cells have failed resulting in the need to shut-off a number of transponders for a brief time during twice-yearly eclipse periods. To date, the impact on customers has been minimal. There can be no assurance, however, that service to all full-time customers will not be interrupted for brief periods during future eclipse periods or that additional battery cell failures will not occur in the future. Such future service interruptions, depending on their extent, could result in a claim by affected customers for termination of their transponder agreements or the displacement of other customers. PanAmSat is developing solutions for its customers that may include transition of the affected services to other PanAmSat satellites or the launch of replacement satellites.

      In August 1998, Galaxy X, a PanAmSat satellite, was destroyed as a result of the launch failure of a Boeing Delta III rocket. Galaxy X was fully insured.

      On February 24, 1999, the Department of Commerce notified Hughes that it intended to deny a U.S. government export license Hughes was required to obtain in connection with a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. for the provision of a satellite-based mobile telecommunications system. As a result, Asia-Pacific Mobile Telecommunications and Hughes terminated the contract on April 9, 1999, which led to Hughes recording a pre-tax charge to earnings of $92 million in the first quarter of 1999.

      Hughes has maintained a suit against the U.S. government since September 1973 regarding the U.S. government's infringement and use of a Hughes satellite technology patent. On April 7, 1998, the U.S. Court of Appeals for the Federal Circuit reaffirmed earlier decisions in this case, including awarding $114.0 million in damages, plus interest. In March 1999, Hughes received and recognized, as other income, net, a $154.6 million payment from the U.S. government as a final settlement of the suit.

Results of Operations

1998 compared to 1997

      Revenues. 1998 revenues increased 16.3% to $5,963.9 million compared with $5,128.3 million in 1997. Each of Hughes' four primary business segments contributed to the growth in revenue, including continued strong subscriber growth in the Direct-to-Home Broadcast segment, the effect of the PanAmSat merger and increased operating lease revenues for video, data and Internet-related services in the Satellite Services segment, increased sales of DIRECTV(TM) receiver equipment in the Network Systems segment and increased sales of commercial satellites in the Satellite Systems segment.

      Direct-to-Home Broadcast segment revenues for 1998 increased 42.2% to $1,816.1 million from $1,276.9 million in 1997. The large increase in revenues resulted from record U.S. subscriber growth, increased average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV was the biggest contributor to this growth, with revenues of $1,604.1 million for 1998, a 45.4% increase over prior year's revenues of $1,103.3 million. Hughes' Latin American DIRECTV subsidiary, Galaxy Latin America, LLC, had revenues of $141.3 million compared with $70.0 million in 1997. Total DIRECTV subscribers as of December 31, 1998 were 4,458,000 in the United States and 484,000 in Latin America. In addition, Hughes' unconsolidated affiliate, DIRECTV Japan, which initiated its service in December 1997, had a total of 231,000 subscribers as of December 31, 1998.

      Revenues for the Satellite Services segment in 1998 increased 21.8% to $767.3 million from $629.9 million in 1997. The increase in revenues was due to the May 1997 PanAmSat merger and increased operating lease revenues from the commencement of service agreements for full-time video distribution, as well as short-term special events and an increase in data and Internet-related service agreements. The increase was partially offset by a decrease in sales and sales-type lease revenues.

      Revenues in 1998 for the Network Systems segment were $1,076.7 million compared with $1,011.3 million in 1997. The increase in revenues resulted from the growth in sales of DIRECTV receiver equipment and the increased sales of private business networks and satellite-based mobile telephony equipment offset by lower international sales of wireless telephone systems and private business networks, primarily in the Asia Pacific region.

      Satellite Systems segment revenues increased 13.6% in 1998 to $2,831.1 million from $2,491.9 million in 1997, primarily due to higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, PanAmSat, ICO Global Communications and Orion Asia Pacific Corporation.

      Operating Profit. Operating profit, excluding amortization of purchase accounting adjustments related to GM's acquisition of Hughes, was $270.1 million in 1998 compared with $306.4 million in 1997. Full-year 1998 operating profit margin on the same basis was 4.5% compared with 6.0% in 1997. The lower 1998 operating profit and operating profit margin resulted principally from lower sales of wireless telephone systems and private business networks in the Asia Pacific region, as well as provisions for estimated losses at Hughes Network Systems associated with uncollectible amounts due from certain wireless customers. Also contributing to the decline was goodwill amortization associated with the May 1997 PanAmSat merger and the additional May 1998 investment in PanAmSat.

      The operating loss in the Direct-to-Home Broadcast segment in 1998 was $228.1 million compared with an operating loss of $254.6 million in 1997. The full-year 1998 operating loss for domestic DIRECTV was $100.0 million compared with $137.0 million in 1997. Galaxy Latin America's operating loss was $125.8 million in 1998 versus $116.0 million in 1997. The lower operating loss for domestic DIRECTV in 1998 was principally due to increased subscriber revenues which more than offset increased sales and marketing expenditures.

      As a result of the increased revenues described above, the Satellite Services segment operating profit increased 8.6% to $321.6 million in 1998, compared with the prior year's operating profit of $296.2 million. Operating profit margin in 1998 declined to 41.9% from 47.0% in the prior year principally due to goodwill amortization associated with the PanAmSat merger, a provision for losses relating to the May 1998 failure of PanAmSat's Galaxy IV satellite and increased depreciation expense resulting from increased capital expenditures by PanAmSat.

      The Network Systems segment operating profit in 1998 was $10.9 million versus $74.1 million in 1997 and operating profit margin declined to 1.0% from 7.3% last year. The decrease in operating profit and operating profit margin was primarily due to a $26 million provision for estimated losses associated with the bankruptcy filing by a customer, provision for uncollectible amounts due from certain wireless customers and lower international sales of wireless telephone systems and private business networks, primarily in the Asia Pacific region.

      Operating profit for the Satellite Systems segment in 1998 was $246.3 million, an increase of 8.8% over $226.3 million in 1997. The increase was primarily due to the higher commercial satellite sales noted above. The operating profit margin for the year was 8.7% compared with the 9.1% margin earned in the prior year.

      Costs and Expenses. Selling, general and administrative expenses increased to $1,457.0 million in 1998 from $1,119.9 million in 1997. The increase in these expenses resulted primarily from increased marketing and subscriber acquisition costs in the Direct-to-Home Broadcast segment and increased expenditures to support the growth in the remaining business segments. The increase in depreciation and amortization expense to $433.8 million in 1998 from $296.4 million in 1997 resulted from increased goodwill amortization related to the May 1997 PanAmSat merger and the purchase of an additional 9.5% interest in PanAmSat in May 1998, and increased capital expenditures in the Direct-to-Home Broadcast and Satellite Services segments.

      Interest Income and Expense. Interest income increased to $112.3 million in 1998 compared to $33.1 million in 1997, due primarily to higher cash balances resulting from the recapitalization of

Hughes. Interest expense decreased $73.5 million to $17.5 million in 1998 versus $91.0 million in 1997, resulting from the repayment at the end of 1997 of debt arising from the PanAmSat merger.

      Other, net. Other, net for 1998 relates primarily to losses from unconsolidated subsidiaries of $128.3 million, attributable principally to equity investments, including American Mobile Satellite Corporation and DIRECTV Japan, and a provision for estimated losses associated with bankruptcy filings by two customers. The amount for 1997 includes the $489.7 million pre-tax gain recognized in connection with the May 1997 PanAmSat merger offset by losses from unconsolidated subsidiaries of $72.2 million.

      Income Taxes. The effective income tax rate was (21.1)% in 1998 and 37.0% in 1997. The effective income tax rate in 1998 benefitted from the favorable adjustment relating to an agreement with the Internal Revenue Service regarding the treatment of research and experimentation costs for the years 1983 through 1995.

      Discontinued Operations and Extraordinary Item. On December 15, 1997, Hughes Avicom International, Inc. was sold to Rockwell Collins, Inc., resulting in an after-tax gain of $62.8 million. Hughes recorded an extraordinary after-tax charge of $20.6 million in 1997 related to the refinancing of PanAmSat's debt. For additional information see Note 6 to the Hughes financial statements included elsewhere in this prospectus.

      Accounting Changes. In 1998, Hughes adopted American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Statement of Position 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change at January 1, 1998 was $9.2 million after-tax, or $0.02 per share of GM Class H common stock.

      Earnings. 1998 earnings were $271.7 million, or $0.68 per share of GM Class H common stock, compared with 1997 earnings of $470.7 million, $1.18 per share of GM Class H common stock on a pro forma basis. 1997 earnings per share are presented on a pro forma basis assuming the recapitalized GM Class H common stock was outstanding for all of 1997. For further discussion see Note 13 to the Hughes financial statements included elsewhere in this prospectus.

      Backlog. The 1998 year-end backlog of $10,064.9 million decreased from the $10,337.6 million reported at the end of 1997, primarily due to a decrease in the Satellite Services segment.

1997 compared to 1996

      Revenues. 1997 revenues increased 27.9% to $5,128.3 million compared with $4,008.7 million in 1996. The increase reflects strong subscriber growth in the Direct-to-Home Broadcast segment, increased revenues in the Satellite Services segment resulting primarily from the PanAmSat merger and increased sales on commercial satellite programs in the Satellite Systems segment.

      Direct-to-Home Broadcast segment revenues more than doubled to $1,276.9 million from $621.0 million in 1996. This increase resulted from strong subscriber growth and continued low subscriber churn rates. Domestic DIRECTV fueled this growth with revenues of $1,103.3 million, a 78.5% increase over 1996 revenues of $618.2 million. Galaxy Latin America, LLC had revenues of $70.0 million compared with $2.7 million in 1996. Total DIRECTV subscribers as of December 31, 1997 were 3,301,000 in the United States and 300,000 in Latin America. DIRECTV Japan initiated its service in December 1997.

      Revenues for the Satellite Services segment in 1997 increased 30.5% to $629.9 million from $482.8 million in 1996. The increased revenues were due to the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. PanAmSat's services were expanded in 1997 with the successful launch of two dedicated direct-to-home satellites and a new cable TV distribution satellite in Latin America, leading to an increase in total transmission capability since the May merger.

      Revenues in 1997 for the Network Systems segment were $1,011.3 million compared with $1,070.0 million in 1996. The decline was primarily due to lower domestic mobile cellular telephone equipment sales, which were partially offset by higher satellite-based mobile telephony equipment sales.

      Satellite Systems segment revenues increased 21.2% in 1997 to $2,491.9 million from $2,056.4 million in 1996, primarily due to higher commercial satellite sales within the high-powered product line of satellites and on the ICO Global Communications satellite contracts.

      Operating Profit. Operating profit for Hughes increased to $306.4 million in 1997 from $210.1 million in 1996. The 45.8% increase reflects reduced losses in the Direct-to-Home Broadcast segment, higher commercial satellite sales and the completion of the PanAmSat merger.

      The operating loss in the Direct-to-Home Broadcast segment in 1997 was $254.6 million compared with an operating loss of $319.8 million in 1996. The full-year 1997 operating loss for domestic DIRECTV was $137.0 million compared with $192.0 million in 1996. Galaxy Latin America's operating loss was $116.0 million in 1997 versus $131.0 million in 1996. The lower operating losses in 1997 were principally due to increased subscriber revenues which more than offset higher marketing and subscriber related expenditures.

      The Satellite Services segment operating profit was $296.2 million in 1997, an increase of 22.2% over the prior year's operating profit of $242.4 million. The increase resulted primarily from the PanAmSat merger and increased operating lease revenues for both video distribution and business communications services. Operating profit margin in 1997 declined to 47.0% from 50.2% in 1996, principally due to goodwill amortization associated with the PanAmSat merger.

      The Network Systems segment operating profit in 1997 was $74.1 million versus $107.7 million in 1996 and operating profit margin declined to 7.3% from 10.1% in 1996. These decreases were primarily the result of lower domestic mobile cellular telephone equipment sales, increased research and development expenditures and higher marketing expenditures associated with the launch of the DirecPC(R)/DirecDuo(TM) products.

      Operating profit for the Satellite Systems segment in 1997 was $226.3 million, an increase of 23.5% over $183.3 million in 1996. The increase was primarily due to the higher commercial program sales noted above. The operating profit margin for the year was 9.1% compared with 8.9% in the prior year.

      Costs and Expenses. Selling, general and administrative expenses increased to $1,119.9 million in 1997 from $788.5 million in 1996. The increase resulted principally from the PanAmSat merger, increased programming and subscriber acquisition costs in the Direct-to-Home Broadcast segment and increased research and development and marketing expenditures in the Network Systems segment. The increase in depreciation and amortization expense to $296.4 million in 1997 from $194.6 million in 1996 resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation in 1997.

      Interest Income and Expense. Interest income increased $26.3 million in 1997 compared to 1996 due primarily to higher cash balances resulting from the PanAmSat merger as well as increased cash resulting from the recapitalization of Hughes. Interest expense increased $48.1 million in 1997 versus 1996 due to the increased borrowings resulting from the PanAmSat merger.

      Other, net. The 1997 amount included a $489.7 million pre-tax gain related to the PanAmSat merger, partially offset by losses from unconsolidated subsidiaries of $72.2 million attributable principally to equity investments in American Mobile Satellite Corporation, DIRECTV Japan and SurFin Ltd. The 1996 amount included a $120.3 million pre-tax gain recognized from the sale of 2.5% of DIRECTV to AT&T, partially offset by losses from unconsolidated subsidiaries of $42.2 million, primarily related to American Mobile Satellite Corporation.

      Income Taxes. The effective income tax rate was 37.0% in 1997 and 43.1% in 1996. The decrease in the effective income tax rate in 1997 was due primarily to an increase in research and development credits and favorable resolution of certain tax contingencies in 1997.

      Discontinued Operations and Extraordinary Item. On December 15, 1997, Hughes Avicom was sold to Rockwell Collins, Inc., resulting in an after-tax gain of $62.8 million. Hughes recorded an extraordinary after-tax charge of $20.6 million in 1997 related to premiums paid for the refinancing of PanAmSat's debt. For additional information see Note 6 to the Hughes financial statements included elsewhere in this prospectus.

      Earnings. 1997 earnings were $470.7 million, or $1.18 per share of GM Class H common stock on a pro forma basis, compared with 1996 earnings of $183.5 million, or $0.46 per share of GM Class H common stock on a pro forma basis. Earnings per share are presented on a pro forma basis assuming the recapitalized GM Class H common stock was outstanding during all periods presented. For further discussion in Note 13 to the Hughes financial statements included elsewhere in this prospectus.

      Backlog. The 1997 year-end backlog of $10,337.6 million increased from the $6,780.5 million reported at the end of 1996, primarily due to the PanAmSat merger.

Liquidity and Capital Resources

Cash and Cash Equivalents

      Cash and cash equivalents were $1,342.1 million at December 31, 1998 compared to $2,783.8 million at December 31, 1997. The decrease in cash resulted primarily from the purchase of an additional 9.5% interest in PanAmSat, expenditures for PanAmSat and DIRECTV satellites, other equity investments and cash paid to GM for a post-closing price adjustment related to the transfer of Delco Electronics Corporation as part of the 1997 restructuring transactions, offset in part by proceeds from insurance claims related to the loss of the Galaxy IV and Galaxy X satellites.

      Cash provided by continuing operations was $875.2 million in 1998, compared to $10.5 million in 1997 and $367.4 million in 1996. The change in 1998 from 1997 resulted primarily from increased revenues and a decrease in working capital, while the change in 1997 from 1996 resulted primarily from an increase in working capital.

      Net cash used in investing activities was $2,253.3 million in 1998, $2,231.5 million in 1997 and $80.5 million in 1996. The increase in 1998 reflects the purchase of an additional 9.5% interest in PanAmSat, the early buy-out of satellite sale-leasebacks at PanAmSat and an increase in expenditures for satellites compared to 1997, offset in part by proceeds from insurance claims related to the loss of the Galaxy IV and Galaxy X satellites. The increase in 1997 reflects the repurchase of AT&T's 2.5% equity interest in DIRECTV, the PanAmSat merger, and an increase in satellites and equity investments compared to 1996, offset by proceeds received from the sale of Hughes Avicom and the sale of investments.

      Net cash used in financing activities was $63.6 million in 1998, compared with net cash provided by financing activities of $5,014.0 million in 1997 and net cash used in financing activities of $279.8 million in 1996. 1998 financing activities include the payment to General Motors for the Delco post-closing price adjustment, offset in part by net long-term borrowings. 1997 financing activities reflect the impact of the PanAmSat merger, the recapitalization of Hughes and cash contributions from pre-recapitalization Hughes, while the 1996 amount consisted of cash distributions to pre-recapitalization Hughes.

Liquidity Measurement

      As a measure of liquidity, the current ratio, which is the ratio of current assets to current liabilities, at December 31, 1998 and 1997 was 1.91 and 3.29, respectively. Working capital decreased by $1,486.4 million to $1,836.9 million at December 31, 1998 from $3,323.3 million at December 31, 1997. The change in working capital resulted principally from the decrease in cash discussed above.

Property and Satellites

      Property, net of accumulated depreciation, increased $169.5 million to $1,059.2 million in 1998 from $889.7 million in 1997. Satellites, net of accumulated depreciation, increased $554.1 million to $3,197.5 million in 1998 from $2,643.4 million in 1997. The increase in property and satellites resulted primarily from the construction of an additional broadcast center and increased capital expenditures for satellites. Capital expenditures, including expenditures related to satellites, increased to $1,428.5 million in 1998 from $826.6 million in 1997. The increase reflects additions to property and equipment to support revenue growth at various Hughes' businesses, as well as additional satellites to support future operations, the replacement of certain satellites, including Galaxy X, and to provide spare satellites as part of Hughes' satellite sparing strategy.

Dividend Policy and Use of Cash

      As discussed in Note 13 to the Hughes financial statements included elsewhere in this prospectus, since the completion of the recapitalization of Hughes in late 1997, the GM board has not paid, and does not currently intend to pay in the foreseeable future, cash dividends on its Class H common stock. Similarly, since such time, Hughes has not paid dividends to GM and does not currently intend to do so in the foreseeable future. Future Hughes earnings, if any, are expected to be retained for the development of the businesses of Hughes. Expected cash requirements in 1999 relate to capital expenditures for property and equipment and expenditures for additional satellites of approximately $1.9 billion, the early buy-out of satellite sale-leasebacks, the funding of business acquisitions, including the acquisitions discussed below, and additional equity investments. These cash requirements are expected to be funded from a combination of existing cash balances, amounts available under existing credit facilities, additional borrowings and equity offerings, as needed, and this offering and the related equity contribution from GM. Also, although Hughes may be required to make a cash payment to or receive a cash payment from Raytheon Company arising from the merger of the Hughes defense electronics business with Raytheon, the amount of a cash payment to or from Raytheon, if any, is not determinable at this time. See further discussion in
Note 18 to the Hughes financial statements included elsewhere herein and in "Risk Factors--Disputes With Raytheon Regarding Former Defense Operations Could Result in a Material Payment from Hughes to Raytheon."

Debt and Credit Facilities

      In January 1998, PanAmSat issued five, seven, ten and thirty-year notes totaling $750.0 million. The proceeds received were used by PanAmSat to repay a revolving credit facility of $500.0 million and bridge loan of $100.0 million. The outstanding principal balances and interest rates for the five, seven, ten and thirty-year notes as of December 31, 1998 were $200.0 million at 6.00%, $275.0 million at 6.13%, $150.0 million at 6.38% and $125.0 million at 6.88%, respectively. Principal on the notes is payable at maturity, while interest is payable semiannually.

      At December 31, 1998, Hughes' 59.1% owned subsidiary, SurFin, had a total of $155.9 million outstanding under two separate $150.0 million unsecured revolving credit facilities. Borrowings under these credit facilities bear interest at the Eurodollar rate plus 0.15%, and are subject to a facility fee of

0.10% per annum. These facilities are expected to be replaced in May 1999 with a single $400.0 million unsecured revolving credit facility.

      At December 31, 1998, other long-term debt of $28.9 million, which consisted of notes bearing fixed rates of interest of 9.61% to 11.11%, was outstanding. Principal is payable at maturity in April 2007 while interest is payable semiannually.

      Hughes has $1.0 billion of unused credit available under two unsecured revolving credit facilities, consisting of a $750.0 million multi-year facility and a $250.0 million 364-day facility. The multi-year credit facility provides for a commitment of $750.0 million through December 5, 2002, subject to a facility fee of 0.07% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate, or LIBOR, plus 0.155%. The 364-day credit facility provides for a commitment of $250.0 million through December 1, 1999, subject to a facility fee of 0.05% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.25%, with an additional 0.125% utilization fee when borrowings exceed 50% of the commitment. No amounts were outstanding under either facility at December 31, 1998. These facilities provide back-up capacity for Hughes' $1.0 billion commercial paper program. No amounts were outstanding under the commercial paper program at December 31, 1998. Hughes expects to issue between $500 million and $1 billion of publicly registered notes in the third and fourth quarters of 1999.

      PanAmSat maintains a $500.0 million multi-year revolving credit facility that provides for short-term and long-term borrowings and a $500.0 million commercial paper program that provides for short-term borrowings. The multi-year revolving credit facility provides for a commitment through December 24, 2002, subject to a facility fee of 0.10% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.30%. Borrowings under the credit facility and commercial paper program are limited to $500.0 million in the aggregate. No amounts were outstanding under either agreement at December 31, 1998.

Acquisitions and Divestitures

      On        , 1999, Hughes acquired by merger all of the outstanding
capital stock of U.S. Satellite Broadcasting Company, a provider of subscription television via the digital broadcasting system that it shares with
DIRECTV, for cash and shares of Class H common stock totaling $     billion.
The former shareholders of U.S. Satellite Broadcasting Company, within a limited range, have the right to elect to receive consideration in the form of Class H common stock or the cash equivalent. Not more than 50% of the total consideration will be payable in cash and not more than 70% of the total consideration will be in the form of Class H common stock. Accordingly, the
cash paid by Hughes will be between $           and $           and between
          shares and           shares of Class H common stock will be issued.
Hughes will account for the U.S. Satellite Broadcasting Company acquisition using the purchase method of accounting.

      On April 28, 1999, Hughes acquired PRIMESTAR's medium-power direct-to-home business. In a related transaction, Hughes also agreed on January 22, 1999 to acquire the high-power satellite assets and direct-broadcast satellite orbital frequencies of Tempo Satellite. The transactions will be accounted for using the purchase method of accounting. The purchase price for the direct-to-home business consisted of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1.33 billion, based on the average market price of $47.87 per share of Class H common stock at the time the acquisition agreement was signed. The purchase price for the Tempo Satellite assets consists of $500.0 million in cash. Of this purchase price, $150.0 million was paid on March 10, 1999 for a satellite that has not yet been launched. The remaining $350.0 million is for an in-orbit satellite and related satellite orbital frequencies. Such amount is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies, which is expected in mid-1999. There can be no assurance that the Federal Communications Commission will approve this transfer or that this portion of the Tempo Satellite transaction will be consummated.

      In February 1999, Hughes acquired an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V., a Galaxy Latin America local operating company located in Mexico, from Grupo MVS, S.A. de C.V. Hughes' equity ownership represents 49.0% of the voting equity and all of the non-voting equity of Grupo Galaxy Mexicana. The transaction will be accounted for using the purchase method of accounting. The increased ownership resulted in consolidation of Grupo Galaxy Mexicana since the date of acquisition. As part of the transaction, in October 1998 Hughes acquired from Grupo MVS an additional 10.0% interest in Galaxy Latin America, increasing its ownership interest to 70.0%, as well as an additional 19.8% interest in SurFin, a company providing financing of subscriber receiver equipment for certain local operating companies located in Latin America and Mexico, increasing its ownership percentage from 39.3% to 59.1%. The Galaxy Latin America and SurFin transactions were accounted for using the purchase method of accounting. The increased ownership in SurFin resulted in its consolidation since the date of acquisition. The aggregate purchase price for the transactions was $197.0 million in cash.

      In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest in PanAmSat from 71.5% to 81.0%.

      In May 1997, Hughes and PanAmSat completed the merger of their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Existing PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million borrowed from GM, which was subsequently repaid in December 1997.

      On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom business to Rockwell Collins, Inc. for cash, which resulted in an after-tax gain of $62.8 million. Hughes Avicom is treated as a discontinued operation for all periods presented.

      In March 1996, Hughes sold a 2.5% equity interest in DIRECTV to AT&T for $137.5 million, with options to increase AT&T's ownership interest under certain conditions. The sale resulted in a $120.3 million pre-tax gain, which was included in other income. In December 1997, Hughes repurchased from AT&T the 2.5% equity interest in DIRECTV for $161.8 million, ending AT&T's marketing agreement to distribute the DIRECTV(R) direct-broadcast satellite television service and DIRECTV(TM) receiver equipment and its options to increase its ownership in DIRECTV.

Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires all derivatives to be recorded as either assets or liabilities and the instruments to be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are to be recognized immediately or deferred depending on the use of the derivative and whether or not it qualifies as a hedge. Hughes plans to adopt this statement by January 1, 2000, as required. Management is currently assessing the impact of this statement on Hughes' results of operations and financial position.

Year 2000

      Many computer technologies made or used by Hughes throughout its business have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. Computer technologies include both information technology in the form of hardware and software, as well as non-information technology which includes embedded technology such as microprocessors.

      Because of the potential disruption that this issue could cause to Hughes' business operations and its customers, a comprehensive, company-wide, Year 2000 program was initiated in 1996 to identify and remediate potential Year 2000 problems. The Year 2000 program addresses both information technology and non-information technology systems related to internal systems and Hughes' products and services.

      Hughes' Year 2000 program is being implemented in seven phases, some of which are being conducted concurrently:

      (1) Awareness--establish project teams made up of project leaders from each Hughes operating company, assign responsibilities and establish awareness of Year 2000 issues. The awareness phase has been completed.

      (2) Inventory--identify all systems within Hughes, determine if they are critical and identify responsible personnel for compliance. The inventory phase has been completed. Many of Hughes' systems are already Year 2000 compliant, or had already been scheduled for replacement as part of Hughes' ongoing systems plans.

      (3) Assessment--categorize all systems and determine activities that are required to achieve compliance, including contacting and assessing the Year 2000 readiness of material third party vendors and suppliers of hardware and software. The assessment phase is substantially complete. All critical systems have been identified in this phase and are the primary focus of the project teams. Critical systems identified requiring remediation include satellite control and communication software, broadcast systems, systems utilized in customer service/billing, engineering and manufacturing operations. Hughes has also identified the need to upgrade network control software for customers who have maintenance agreements with Hughes. Hughes' in-orbit satellites do not have date-dependent processing.

      (4) Remediation--modify, repair or replace categorized systems. Remediation has begun on many systems and is targeted for completion by the end of the second quarter of 1999, with the exception of satellite control software and teleport data router hardware and software, which are expected to be completed early in the fourth quarter of 1999. The remediation tasks for the satellite control software and ground stations delivered by Hughes are being coordinated with Raytheon, the supplier.

      (5) Testing--test remediated systems to assure normal function when placed in their original operating environment and further test for Year 2000 compliance. Overall testing is completed at approximately the same time as remediation due to the overlap of the remediation and testing phases. Testing is currently underway and is expected to be a primary focus of the project teams over the next several quarters. Hughes expects to complete this phase shortly after the remediation phase, with ongoing review and follow-up.

      (6) Implementation--once a remediated system and its interfaces have been successfully tested, the system will be put into its operating environment. A number of remediated systems have already been put back into operations. The remaining remediated systems will be put into operations during 1999.

      (7) Contingency Planning--development and execution of plans that narrow the focus on specific areas of significant concern and concentrate resources to address them. All Year 2000 critical systems are expected to be Year 2000 compliant by the end of 1999. However, Hughes is in the process of developing contingency plans to address the risk of any system not being Year 2000 compliant and expects to complete such plans in the third quarter of 1999. Hughes currently believes that the most reasonably likely worst case scenario is a temporary loss of functionality in satellite control and communication software. The loss of real-time satellite control software functionality would be addressed through the use of back-dated processors or through manual procedures but could result in slightly higher operating costs until the Year 2000 problems are corrected.

      Hughes is utilizing both internal and external resources for the remediation and testing of its systems that are undergoing Year 2000 modification. Hughes' Year 2000 program is on schedule. Hughes has incurred and expensed approximately $2.0 million through 1997 and approximately $7.0 million during 1998 related to the assessment of, and ongoing efforts in connection with, its Year 2000 program. Future spending for system remediation and testing subsequent to December 31, 1998 is currently estimated to be from $15 million to $19 million, with the majority of the expense expected to be incurred during the second quarter of 1999. Each Hughes operating company is funding its respective Year 2000 efforts with current and future operating cash flows.

      Hughes has mailed Year 2000 verification request letters to its suppliers and other third parties and is coordinating efforts to assess and reduce the risk that Hughes' operations could be adversely affected by the failure of these third parties to adequately address the Year 2000 issue. A high percentage of the third parties have replied and a large number of Hughes' third parties' systems are Year 2000 compliant or are expected to be Year 2000 compliant in a timely manner. For those third party systems that are not yet Year 2000 compliant, Hughes will continue to identify action plans or alternatives to meet Hughes' requirements.

      In view of the foregoing, Hughes does not currently anticipate that it will experience a significant disruption of its business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect Hughes and third parties that are critical to Hughes' operations. For example, lack of readiness by electrical and water utilities, financial institutions, governmental agencies or other providers of general infrastructure could pose significant impediments to Hughes' ability to carry on its normal operations. If the modifications and conversions required to make Hughes Year 2000 ready are not made or are not completed on a timely basis and in the event that Hughes is unable to implement adequate contingency plans in the event that problems are encountered internally or externally by third parties, the resulting problems could have a material adverse effect on Hughes' results of operations and financial condition.

Security Ratings

      In March 1999, Standard and Poor's Rating Services lowered the long-term debt rating of Hughes from A- to BBB. The Standard and Poor's BBB credit rating indicates the issuer has adequate capacity to pay interest and repay principal. Additionally, Standard and Poor's affirmed its A-2 rating on Hughes' commercial paper. The A-2 commercial paper rating is the third highest category available and indicates a strong degree of safety regarding timely payment. Standard and Poor's ratings outlook for Hughes remains developing.

      In April 1999, Moody's Investors Service lowered the long-term credit rating of Hughes from Baa1 to Baa2. The Baa2 rating for senior debt indicates medium-grade obligations with adequate likelihood of interest and principal payment and principal security. Moody's ratings for Hughes' commercial paper remained unchanged at P-2. The rating is the second highest rating available and indicates that the issuer has a strong ability for repayment relative to other issuers. Moody's ratings outlook for Hughes' long-term and short-term debt is stable.

      Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. The lowered ratings reflect increased financial leverage at Hughes resulting from a significant acceleration of its growth initiatives, including the recent PRIMESTAR/Tempo and U.S. Satellite Broadcasting Company transactions, PanAmSat's satellite deployment and restoration plan, and the investment in Spaceway. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Market Risk Disclosure

      The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, the forward-looking statements should not be considered projections by Hughes of future events or losses.

General

      Hughes' cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of its equity investments. Hughes manages its exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Hughes' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. Hughes does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Currency Risk

      Hughes generally conducts its business in U.S. dollars with a small amount of business conducted in a variety of foreign currencies and therefore is exposed to fluctuations in foreign currency exchange rates. Hughes' objective in managing the exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations to allow management to focus its attention on its core business issues and challenges. Accordingly, Hughes primarily enters into foreign exchange-forward contracts to protect the value of its existing assets, liabilities and firm commitments. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1998, the impact of a hypothetical 10% adverse change in exchange rates on the fair values of foreign exchange-forward contracts and foreign currency denominated assets and liabilities would not be significant.

Investments

      Hughes maintains investments in publicly-traded common stock of unaffiliated companies and is therefore subject to equity price risk. These investments are classified as available-for-sale and, consequently, are reflected in the balance sheet at fair value with unrealized gains or losses, net of tax, recorded as part of accumulated other comprehensive income (loss), a separate component of owner's equity. At December 31, 1998, the fair value of the investments in such common stock was $8.0 million. The investments were valued at the market closing price at December 31, 1998. No actions have been taken by Hughes to hedge this market risk exposure. A 20% decline in the market price of both investments would cause the fair value of the investments in common stock to decrease by $1.6 million.

Interest Rate Risk

      Hughes is subject to interest rate risk related to its $934.8 million of debt outstanding at December 31, 1998. Debt, which is classified as held-to-maturity, consisted of PanAmSat's fixed-rate borrowings of $750.0 million, SurFin's variable rate borrowings of $155.9 million and Hughes' fixed-rate borrowings of $28.9 million. Hughes is subject to fluctuating interest rates which may adversely impact its results of operations and cash flows for its variable rate bank borrowings. Fluctuations in interest rates may also adversely affect the market value of Hughes' fixed-rate borrowings. At December 31, 1998, outstanding borrowings bore interest at rates ranging from 5.55% to 11.11%. The potential fair value loss resulting from a hypothetical 10% decrease in interest rates related to Hughes' outstanding debt would be approximately $32.5 million.

      In connection with debt refinancing activities by PanAmSat in 1997, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million and these contracts were accounted for as hedges. The cost to settle these instruments in 1998 was $9.1 million and is being amortized to interest expense over the term of the related debt securities.

Credit Risk

      Hughes is exposed to credit risk in the event of non-performance by the counterparties to its foreign exchange-forward contracts. While Hughes believes this risk is remote, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

                              RECENT ACQUISITIONS

      Hughes has recently made the following acquisitions:

PRIMESTAR and Tempo Satellite

      Hughes acquired the direct-broadcast satellite medium-power business of PRIMESTAR and agreed to acquire the related high-power satellite assets of Tempo Satellite, a wholly owned subsidiary of TCI Satellite Entertainment, in related transactions. PRIMESTAR operates a 160-channel medium-power direct broadcast service using leased satellite capacity at 85(degrees) west longitude. As of March 31, 1999, PRIMESTAR had 2.3 million subscribers in the United States. DIRECTV intends to operate the medium-power PRIMESTAR business for a period of approximately two years, during which time PRIMESTAR subscribers will be offered the opportunity to transition to the high-power DIRECTV service. During this period, PRIMESTAR's distribution network will continue servicing PRIMESTAR subscribers and begin offering the DIRECTV service to new subscribers.

      The purchase price for the PRIMESTAR medium-power business was about $1.1 billion in cash and about 4.9 million shares of Class H common stock. The purchase price for the Tempo high-power satellite assets is $500 million in cash. Of this purchase price, $150 million was paid in March 1999 for a satellite that has not yet been launched. The remaining $350 million for an in-orbit satellite and related satellite orbital frequencies is payable upon Federal Communications Commission approval of the transfer of the 11 frequencies, which is expected in mid-1999. However, there can be no assurance that this transfer will be approved or that this portion of the Tempo Satellite transaction will be consummated.

      The PRIMESTAR acquisition provides DIRECTV with an immediate increase in revenues from the existing PRIMESTAR subscribers, and ongoing revenues from those subscribers that transition to the DIRECTV service.

      The Tempo Satellite in-orbit satellite and related frequencies acquisition, if completed, will provide DIRECTV with 11 high-power DBS frequencies at 119(degrees) west longitude, from which it can begin delivering programming to the contiguous United States at any time.

U.S. Satellite Broadcasting Company

      Hughes has acquired by merger all of the outstanding capital stock of U.S. Satellite Broadcasting Company in exchange for cash and shares of Class H
common stock totalling $      billion. U.S. Satellite Broadcasting Company
provides subscription television programming to households throughout the continental United States via the digital satellite broadcasting system that it shares with DIRECTV. U.S. Satellite Broadcasting Company currently delivers 25 channels of video programming, including premium networks such as HBO(R), Showtime(R), Cinemax(R) and The Movie Channel(R). The programming delivered by U.S. Satellite Broadcasting Company includes over 800 movies per month.

      The total consideration payable in the merger is $    billion in cash and
shares of Class H common stock. The former shareholders of U.S. Satellite Broadcasting Company, within a limited range, have the right to elect to receive consideration in the form of Class H common stock or the cash equivalent. Not more than 50% of the total consideration will be payable in cash and not more than 70% of the total consideration will be in the form of Class H common stock. Accordingly, the cash paid by Hughes will be between $
and $    and between    shares and    shares of Class H common stock will be
issued.

      As of March 31, 1999, U.S. Satellite Broadcasting Company had over 2.2 million subscribers. Over 90% of U.S. Satellite Broadcasting Company's subscribers were also DIRECTV subscribers. DIRECTV plans to integrate the U.S. Satellite Broadcasting Company business into its business as soon as possible and to begin immediately offering more diverse programming packages to subscribers, including the premium programming currently offered by U.S. Satellite Broadcasting Company.

      The acquisition of U.S. Satellite Broadcasting Company provides DIRECTV with:

     . the opportunity to achieve cost savings through the consolidation of duplicate operations;

     .  the opportunity to increase its average revenue per subscriber;
        and

     . the ability to expand its channel offering from 185 to more than 210 via the addition of U.S. Satellite Broadcasting Company's premium channels.

Class H Common Stock Issued in PRIMESTAR and U.S. Satellite Broadcasting Company Acquisitions

      In connection with the PRIMESTAR acquisition, 4,871,448 shares of Class H common stock were issued to PRIMESTAR. These shares were not registered under the Securities Act of 1933 and may not be transferred prior to the first anniversary of the April 28, 1999 closing of the PRIMESTAR acquisition, except for limited transfers from PRIMESTAR to its stockholders and certain related parties. Under an agreement with GM, PRIMESTAR and these other holders, at any time after 10 months after the closing of the PRIMESTAR acquisition, may demand on two occasions registration of these shares under the Securities Act of 1933, provided that GM is not required to register any shares that can be sold publicly without registration. As a result, shares held by non-affiliates of GM will generally not be entitled to registration rights after the first anniversary of the PRIMESTAR closing. GM has the right to delay any required registration if GM certifies that such registration could materially interfere with the business activities or plans of Hughes or GM. GM may not delay any registration for more than an aggregate of 90 days in any 12 month period pursuant to the preceding sentence. In addition, GM is not required to register any shares for 30 days prior to the anticipated consummation of a public offering by GM of its securities and 90 days subsequent to the consummation of such public offering where, in the good faith judgment of the managing underwriter(s), such registration would have an adverse effect on such offering. GM will be required to bear the expenses of all required registrations and provide customary indemnification to the selling holders.

      Of the shares of Class H common stock issued in the U.S. Satellite Broadcasting Company acquisition, Hughes currently expects that a substantial portion will not be freely transferrable and may only be transferred in accordance with Rule 145 under the Securities Act of 1933. In addition, the holders of these restricted shares have agreed to sign lock-up agreements in connection with underwritten offerings of Class H common stock, including this offering, for two years after the completion of Hughes' May 1999 acquisition of U.S. Satellite Broadcasting Company. See "Underwriting."

                               BUSINESS OF HUGHES

Overview

      Hughes is a leading global provider of digital direct broadcast satellite entertainment services, satellite communications services and satellite-based private business networks. Hughes is also a leading global manufacturer of satellite systems. Since its founding, Hughes has been a pioneer in many aspects of the satellite and wireless communications industry, and its technologies have driven the creation of new services and markets. Hughes believes that its ability to identify, define and develop new markets early has provided it with a significant competitive advantage in building sustainable market leadership positions.

      Since its reorganization in 1997, Hughes has focused on providing advanced communications services on a global basis. By leveraging its technological leadership in satellite and wireless communications systems, Hughes has developed a range of entertainment, information, and communications services for the home and business markets, including video, data, voice, multimedia and Internet services. These services provide the potential for higher margins and higher growth than Hughes' traditional manufacturing businesses.

      Hughes' business includes:

     . DIRECTV, which is the world's leading digital direct broadcast satellite service based on number of subscribers. DIRECTV includes businesses in the United States, Latin America and Japan, and constitutes Hughes' Direct-to-Home Broadcast segment. As referred to herein, the direct broadcast satellite industry does not include providers and subscriber data for the large satellite receiving dish, C-band direct-to-home services market.

     . PanAmSat, which owns and operates the largest commercial satellite fleet in the world with 19 satellites that can transmit signals to geographic areas covering 99% of the world's population. PanAmSat, a publicly-held company owned 81% by Hughes, constitutes Hughes' Satellite Services segment.

     . Spaceway, which is a planned satellite-based broadband communications platform that is expected to provide customers with high-speed two-way multimedia transmission on a more cost-efficient basis than current systems beginning in 2002. Spaceway currently is not a separately reported business segment.

     . Hughes Network Systems, which is a leading provider of satellite and wireless communications ground equipment and services with an estimated 55% to 60% share of the global market for very small aperture terminal or "VSAT" private business networks. Hughes Network Systems constitutes Hughes' Network Systems segment.

     . Hughes Space and Communications, which is a leading satellite manufacturer that has won over 50% of its competitive bids from 1991 through 1998. Hughes Space and Communications is the principal component of Hughes' Satellite Systems segment.

Industry Trends and Opportunities

      Hughes seeks to capitalize on several key trends that are revolutionizing the communications industry, including:

     . Growing demand for an increased variety of digital broadcast entertainment services. Hughes believes that satellite direct-to-home entertainment will continue to be the fastest growing sector of the multichannel entertainment industry both in the United States and internationally. Since 1994, the total number of direct broadcast satellite subscribers in the United States has grown from 570,000 to 9.3 million as of March 31,

        1999. Direct broadcast satellite is now the largest sector of the satellite communications services industry based on revenues.

     . Increasing demand for digitized data and Internet services for both home and business users. Hughes believes that the next wave of demand for satellite-based communications services will be fueled by the increasing need for digitized data, Internet and broadband services. Drivers of this demand include the need for cost-effective, high-speed data transmission and increasing Internet traffic.

     . Emerging demand for mobile satellite services, including telephony, paging and information systems. Worldwide, approximately 70% of the earth's land mass lacks cellular coverage. Mobile satellite services are increasingly being used to meet wireless telephony and other communications needs of end users in these markets.

      In meeting the demand created by these trends, satellite technology has inherent competitive advantages over ground-based communications technologies for many applications, including:

     . the ability to broadcast hundreds of channels economically to millions of recipients over very wide geographic areas;

     . the potential for low cost two-way communications to areas of low subscriber density;

     . the ability to roll-out new infrastructure to a large number of customers quickly; and

     . the ability to deliver large amounts of information at high transmission speeds.

Competitive Advantages

      Hughes believes that its satellite and wireless communications technological capabilities, together with the inherent advantages of satellite technology over ground-based technology for many applications, provide it with competitive advantages. Hughes believes these competitive advantages should enable it to achieve sustainable market leadership positions and accelerate revenue and operating cash flow growth. These competitive advantages include:

     . DIRECTV Brand and Franchise. The recent PRIMESTAR and U.S. Satellite Broadcasting Company acquisitions solidify DIRECTV's leadership position in the United States direct broadcast satellite market. In the United States, DIRECTV has:

             . the largest subscriber base--about 75% of direct broadcast satellite subscribers, which provides greater opportunity to obtain programming on favorable terms, secure exclusive programming and introduce new services;

             . substantial channel capacity--currently delivers about 225 channels and, following the successful launch of an additional satellite scheduled for the third quarter of 1999 and the completion of the pending Tempo Satellite in-orbit satellite acquisition, will have capacity for about 370 channels; and

             . the largest distribution network--based on retail points of sale, including national retailers such as Circuit City, Radio Shack and Best Buy, several regional Bell operating companies which provide installation, customer service and billing and the PRIMESTAR dealer network in small urban and rural markets.

             In addition, there are currently only three licensed United States orbital slots that provide the capability to deliver high-power television signals throughout the contiguous United States. Out of a total of 96 available frequencies at these orbital slots, DIRECTV is authorized to use 35 frequencies and, following the Tempo in-orbit satellite acquisition, will have authorization to use 46 frequencies.

             Hughes believes these factors, together with DIRECTV's brand name, provide it with significant competitive advantages over other U.S. multichannel service providers. Hughes also believes that DIRECTV's high quality digital picture and sound, its increased variety of programming and its high quality customer service provide competitive advantages over traditional cable television. Hughes is utilizing the DIRECTV brand name and U.S. leadership position to accelerate growth in selected international markets.

     . Direct Digital Interactive and Broadband Links to Home and Business. Hughes believes that its established customer relationships in both the business and home segments will become increasingly valuable as key portals to offer expanded services. Consumers and businesses are increasingly demanding the flow of greater amounts of data at higher speeds than can be provided by traditional computer modems and phone lines. In many cases, satellite-based systems are well suited to address this need on a cost-effective basis. In meeting this demand, Hughes intends to capitalize on its existing customer relationships. For example, through DIRECTV, Hughes intends to provide Internet-based services and interactive television services in the United States and is already offering some of these services in Japan. Also, beginning in North America in 2002, Hughes plans to begin migrating existing corporate data network clients and satellite Internet customers, many of whom are Fortune 500 companies, to Spaceway.

     . Global Spectrum and Orbital Slots. Hughes considers its regulatory authorization to use desirable broadcast spectrum and orbital slots for its current and planned global satellite fleet to be a significant competitive advantage. Operation of an international satellite fleet requires significant international and national regulatory approvals. Hughes and PanAmSat have received regulatory approval for 27 licenses in the C-band, the traditional network and cable television distribution band, the Ku-band, the band used for many telecommunications services and direct-to-home television, or both bands. In addition, Hughes and PanAmSat have obtained United States Federal Communications Commission authorization for 17 licenses in the Ka-band, a high-power spectrum that will enable new broadband, high-speed data and Internet service offerings.

     . Global Market Leader. Hughes believes that its global leadership positions in its target markets--digital direct-to-home entertainment, satellite transponder leasing, very small aperture terminal business networks, and satellite systems manufacturing-- enable it to achieve economies of scale. The satellite and wireless communications business is characterized by high fixed costs with relatively lower variable costs. A market leadership position enables the cost of developing expanded services, such as exclusive programming for DIRECTV or specialized broadcasting services for PanAmSat, to be spread across a larger customer base. Similarly, economies of scale have enabled Hughes Space and Communications to increase standardization of manufacturing processes by developing a family of satellite structures, electronics, and propulsion and power systems which can be replicated at relatively low cost in a variety of commercial and defense configurations. In addition, Hughes Network Systems has benefitted from economies of scale in manufacturing VSATs.

     . Comprehensive Portfolio of Global Satellite Businesses. Hughes believes that its presence in several major segments of the satellite communications industry affords significant synergies, vertical integration benefits and the ability to remain at the forefront of the latest industry growth trends. Hughes has leveraged its satellite manufacturing and systems expertise to develop new service businesses such as DIRECTV, satellite transponder leasing and Spaceway. In addition, Hughes' vertically integrated structure has enabled it to respond quickly to the growth needs of its services businesses. For example, Hughes Network Systems' ability to increase production of DIRECTV receiving equipment on short notice enabled DIRECTV to achieve record subscriber growth in 1998. In addition, Hughes' complete range of integrated satellite and wireless communication services enables Hughes to meet its customers' needs for end-to-end communication solutions.

     . Technology Leadership. Hughes believes that its leadership positions in its markets results in large part from its technological capabilities, particularly in satellite design, production and operation. Hughes' technologies have significantly enhanced the transmission capacity, power and efficiency of satellites and improved their cost effectiveness. Because these innovations have improved the economics of the commercial satellite business, Hughes believes that its technological leadership has expanded, and will continue to expand, the market for satellites, satellite equipment, and satellite services. Hughes also believes that its technological expertise provides it with an advantage in its other equipment and services businesses. For example, Hughes' technologies enabled DIRECTV to be first to market with digital direct broadcast satellite services and these technologies will be critical to the successful development of Spaceway broadband services.

Strategy

      Hughes' business objective is to maximize the creation of shareholder value by leveraging its satellite and wireless communications systems expertise and capitalizing on the competitive advantages discussed above in order to enhance its position as a premier global communications company with an emphasis on higher margin, higher growth services. Hughes' core strategies for achieving its business objective are to:

     . Achieve Sustainable Market Leadership Positions Through Innovation. Hughes has achieved market leadership positions through its core competence in identifying, defining and developing new markets and its ability to develop innovative products and services to serve these markets. For example:

             . early development of satellite transponder leasing has allowed Hughes to capture a significant share of the world's limited supply of both satellite orbital slots and broadcast spectrum;

             . early entry into the digital high-powered direct-to-home broadcast industry has provided Hughes with direct relationships with consumers to whom an expanded array of services can be offered; and

             . based on its commercial satellite systems manufacturing and private business network services expertise, Hughes announced its intention to make a significant investment in an advanced global broadband satellite network. Hughes expects to be an early entrant into the market, allowing Spaceway to attain a leadership position in the high-speed transfer of digitized data through broadband networks.

             In addition, Hughes has pursued and will continue to pursue acquisitions and strategic alliances to extend its leadership in core markets and divest or reposition businesses in those markets where leadership can not be attained.

     . Lead Multichannel Entertainment Market. Hughes intends to capitalize on favorable demand trends for multichannel entertainment in the United States and selected international markets. Hughes intends to maintain DIRECTV's leadership in the United States by providing a premier line-up of exclusive entertainment programming, high definition television or "HDTV" programming, unique interactive services and Internet based services. Hughes is leveraging its United States direct-to-home broadcast satellite expertise and brand name in selected international markets.

     . Exploit Growth Opportunities in the Markets for Digitized Data and Internet Services. Hughes believes that the digitized data and Internet revolution will have a major impact on the satellite and wireless communications industry. Hughes has several initiatives in this area, including:

             . DIRECTV expects to integrate a range of web-based and interactive technologies into its programming in the United States and Latin America.

             . Hughes Network Systems has developed an array of digitized data, intranet and Internet services for the private business systems and the consumer markets.

             . PanAmSat has developed a range of Internet-related services, including SPOTbytes(R), a bundled Internet service that offers links from international locations to the United States Internet backbone via PanAmSat teleports, and a new service that provides the direct broadcast of web content to local servers in the United States and internationally.

             . Hughes expects that, beginning in North America in 2002, the Spaceway platform will enable service providers, including Hughes Network Systems and PanAmSat, to offer customers a wide range of two-way, high-data-rate applications under their own brands.

     . Increase Revenue-Per-User Through Provision of Enhanced Services. A core principle of Hughes' consumer and business service strategy is to increase average revenue-per-user. Examples of this include:

             . DIRECTV's monthly revenue per residential U.S. subscriber has increased from about $39 in 1995 to about $47 as of March 1999 and, after implementing the conversion of PRIMESTAR and U.S. Satellite Broadcasting Company subscribers, is expected to increase to about $55 to $60.

             . PanAmSat has increased its revenue from existing customers by providing unique one-stop shopping for customers' national, regional or global satellite transmissions, network design and systems engineering, transmission of video channels and the management of private business network traffic from PanAmSat teleports.

             . Hughes Network Systems has generated incremental revenue by offering networking and other services to equipment customers.

     . Focus on Customer Satisfaction and Quality. Hughes emphasizes customer satisfaction and quality in all of its manufacturing and services businesses. For example:

             . the cumulative channel availability of in-orbit satellites manufactured by Hughes is above 98%;

             . DIRECTV's surveys show a customer satisfaction rating of over 90% in the United States; and

             . Hughes Network Systems has shipped over 1 million DIRECTV set-top boxes with a defect rate of less than two-tenths of one percent.

             Hughes believes that a continued focus on customer satisfaction and quality is key to its ability to expand its customer base and maintain leadership positions in each of its businesses.

     . Focus on Key Performance Measurements. Hughes focuses on performance measurements that it believes will best help it achieve its goal of maximizing long-term shareholder value. These include:

             . Performance of Class H common stock. A portion of the compensation of all full-time Hughes employees, excluding employees of non-100% owned subsidiaries, is linked to the Class H common stock price. In particular, more than half of the compensation of Hughes' top executives is based on the Class H common stock price.

             . Long-term EBITDA growth and EBITDA margin improvement. Hughes believes EBITDA serves as a good proxy for operating cash flow.

             . Revenue growth, subscriber growth and growth in average revenue-per-subscriber. Hughes believes that these measurements are especially relevant to DIRECTV, where the initial cost incurred in acquiring a customer is offset by the long-term profit potential of that customer.

             Hughes believes that these measurements are similar to those tracked by other large communications, entertainment and media service providers, such as cable and wireless communications companies, and are consistent with its transformation from an aerospace, defense and automotive electronics company to a satellite and wireless communications company.

DIRECTV

Highlights                                Strategic Goals
----------------------------------        ----------------------------------
 .  Over 7 million U.S. subscribers        .  Expand channel capacity and add
   under the DIRECTV and PRIMESTAR           new and exclusive programming
   brand names

 .  Monthly revenue per residential
   U.S. subscriber of about $47 as        .  Broaden and strengthen
   of March 1999, which is expected          distribution channels
   to increase to $55 to $60 after
   implementing the conversion of
   PRIMESTAR and U.S. Satellite
   Broadcasting Company subscribers       .  Increase average revenue-per-
                                             subscriber
 .  Currently delivers about 225
   video channels, and, following
   successful launch of an
   additional satellite later in          .  Minimize subscriber churn
   1999 and completion of the Tempo
   Satellite in-orbit satellite
   acquisition, will have capacity
   of about 370 video channels in
   the United States                      .  Introduce new interactive and
                                             web-based services
 .  The broadest U.S. distribution
   network in its market based on
   retail points of sale

 .  A leading multi-channel                .  Leverage U.S. expertise to
   television provider in Latin              accelerate growth in selected
   America and Japan                         international markets

      Introduced in June 1994, DIRECTV was the first digital direct broadcast satellite service in North America. Currently, DIRECTV provides programming in the 48 contiguous United States, 25 countries in Latin America and Japan. Hughes recently acquired PRIMESTAR and U.S. Satellite Broadcasting Company. For a further discussion of these acquisitions and DIRECTV's plans to integrate PRIMESTAR and U.S. Satellite Broadcasting Company, see "Recent Acquisitions."

      United States. DIRECTV, under the DIRECTV and PRIMESTAR brands, currently has about 7.1 million of the 9.3 million direct broadcast satellite subscribers in the U.S. This includes approximately 1.1 million subscribers located primarily in rural areas of the continental United States who receive DIRECTV services under an arrangement with the National Rural Telecommunications Cooperative. Excluding National Rural Telecommunications Cooperative subscribers and related revenues, average DIRECTV revenue per residential U.S. subscriber was about $47 per month as of March 31, 1999. After implementing the conversion of PRIMESTAR and U.S. Satellite Broadcasting Company subscribers, Hughes expects average revenue per residential U.S. subscriber to increase to $55 to $60 per month, the highest in the United States direct broadcast satellite industry.

      Currently, DIRECTV subscribers may receive about 225 channels of television shows, premium movies, sports and pay-per-view events and 31 audio channels. DIRECTV also provides premium sports and other premium programming such as THE NFL SUNDAY TICKET(R), which allows subscribers, subject to local restrictions, to view every National Football League game played each Sunday during the regular season. DIRECTV is the exclusive small dish provider of THE NFL SUNDAY TICKET through 2002. Hughes believes that DIRECTV's increased channel offerings, channel capacity and subscriber base resulting from the PRIMESTAR and U.S. Satellite Broadcasting Company acquisitions provides DIRECTV with a competitive advantage in acquiring subscribers, obtaining exclusive programming from leading content providers on favorable terms and generating advertising revenue. Also, Hughes believes it has enhanced ability to provide consumers new and innovative program offerings. For example, DIRECTV expects to introduce:

     . data-enhanced programming, e-commerce, Internet-based services and interactive advertising; and

     . a series of products that are designed to allow subscribers to control the programming they watch by being able to pause live TV and create their own TV programming line-up based on personal preferences.

      Hughes believes that the frequencies DIRECTV is authorized to use for delivering digital television signals in the United States are significant assets. There are currently only three licensed United States orbital slots that provide the capability to deliver high-power television signals throughout the contiguous United States. These orbital slots have a total of 96 available frequencies. DIRECTV controls 35 of these frequencies, and, following the Tempo Satellite in-orbit high-power satellite purchase, will control 46 of these frequencies.

      Currently, in the United States, DIRECTV is prohibited from providing local television channels in local markets. DIRECTV believes this inability is a disadvantage with respect to competing with cable television. Currently pending legislation would authorize the delivery of local broadcast channels by satellite. If adopted, this legislation would enhance the competitiveness of DIRECTV as compared to cable television. DIRECTV expects to begin offering local channels in selected markets promptly after any adoption of the enabling legislation. There can be no assurance as to if or when this legislation will be adopted.

      DIRECTV programming service and equipment are currently distributed through consumer electronics stores such as Circuit City, Radio Shack and Best Buy, and satellite television dealers. In addition, Hughes has agreements with several regional Bell operating companies to distribute DIRECTV programming and service by bundling it with local phone services. The regional Bell operating companies provide installation, customer service and billing. In addition, Hughes believes that DIRECTV's ability to reach rural and small urban areas has been enhanced by the addition of PRIMESTAR's dealer network which primarily serves these areas.

      DIRECTV's net subscriber churn was about 1% per month in 1998. This compares to an average churn rate of about 2.5% for the cable television industry. Net subscriber churn is expected to increase, primarily as a result of PRIMESTAR's and U.S. Satellite Broadcasting Company's higher historical churn rates. DIRECTV's net subscriber churn for a given period is calculated by dividing the number of subscribers canceling service during the period by the total number of subscribers at the end of the period.

      In 1999, DIRECTV's cost of acquiring new subscribers is expected to increase due to, among other things, incentives granted by U.S. Satellite Broadcasting Company to manufacturers of DIRECTV receiving equipment which were assumed by DIRECTV in connection with its acquisition of U.S. Satellite Broadcasting Company. In addition, depending on the competitive environment, subscriber acquisition costs could increase further due to increased incentives to dealers and consumers. Beyond 1999, subscriber acquisition costs will continue to be largely determined by the competitive environment.

      DIRECTV is currently broadcast from three Hughes Space and Communications HS 601 satellites directly to 18-inch receiving antennae and decoding boxes located in households and businesses. A fourth satellite under construction and scheduled for launch in the third quarter of 1999 will provide additional channels and allow for additional back-up capability to DIRECTV's satellite fleet, including the satellite which experienced the failure of its primary spacecraft control processor in 1998. See "Risk

Factors--Risk Factors Relating to the Business of Hughes--Hughes Is Vulnerable to Satellite Failure." In addition, DIRECTV has acquired a ground satellite from Tempo Satellite and, subject to Federal Communications Commission approval, has agreed to acquire an in-orbit satellite and 11 related satellite orbital frequencies from Tempo Satellite that will provide additional channel capacity. The acquisition of this satellite and related frequencies is subject to Federal Communications Commission approval. DIRECTV's signal originates from its 55,000 square foot broadcast facility in Castle Rock, Colorado. In mid-1999, DIRECTV expects to complete a second broadcast center in Los Angeles which will provide expanded capacity for additional channels, as well as back-up for the Castle Rock facility.

      DIRECTV receiving equipment is manufactured by a number of name brand consumer electronics companies. Equipment prices have fallen steadily from the initial $699-$899 range in June 1994 to approximately $99-$249 today. The technology for the DIRECTV service is based, in part, on Hughes' satellite and satellite-based services experience and in part, on the expertise of the consumer electronics manufacturers which produce the equipment. DIRECTV has outsourced many of the significant facets of consumer marketing, the operation of the related infrastructure and support services to vendors experienced in the respective fields.

      International. Hughes believes it can leverage the DIRECTV brand name and market leadership position in the United States in selected international markets. Hughes currently provides DIRECTV service in 25 countries in Latin America and in Japan. The direct-to-home broadcast business of Hughes in Latin America is conducted under the DIRECTV brand name by Galaxy Latin America, a partnership in which Hughes is the majority owner. The direct-to-home broadcast business in Japan is conducted by DIRECTV Japan Management, Inc., a joint venture in which Hughes holds a 42.2% ownership interest. Hughes evaluates on an ongoing basis opportunities to expand DIRECTV to serve other international markets.

      As a result of the competitive environment in its international markets, DIRECTV may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain or improve its market positions.

      Latin America. Introduced in 1996, Galaxy Latin America was the first direct-to-home satellite television service available in Latin America and currently offers over 197 video and 35 audio channels. Hughes holds a 70% ownership share in Galaxy Latin America. Cisneros Group of Venezuela holds 20% and TV Abril of Brazil holds 10%.

      Local operating companies in each country provide marketing, sales, distribution, customer service and other infrastructure services. Hughes believes that having an equity stake, and in some situations a controlling interest, in the local operating companies will help it to pursue a coordinated strategy throughout Latin America. In furtherance of this strategy, Hughes has recently increased its ownership of the local operating company in Mexico and now manages its day-to-day operations. Also, Hughes has purchased or plans to purchase an interest in each of the local operating companies operating in other large Latin American markets, including Brazil, Venezuela, Colombia and Argentina.

      As of March 31, 1999, there were approximately 550,000 subscribers in Latin America. The local operating companies' average revenue per subscriber is currently about $35 per month. Galaxy Latin America believes that approximately one-half of television households in Latin America, or about 50 million households, earn an income sufficient to afford multichannel pay television services, but only a small fraction currently subscribe to such services.

      Japan. Hughes estimates that there are more than 40 million television households in Japan, with very low cable penetration due to regulatory restrictions. Hughes believes that DIRECTV Japan's competitive strengths include its programming line-up, which contains a number of unique local Japanese programs and major U.S. programming channels, and its interactive services. The DIRECTV Japan service commenced commercial operations in December 1997 with a partial offering of channels. Full service began in April 1998 with 88 channels and capacity was expanded to 190 channels in December 1998. DIRECTV Japan ended March 1999 with approximately 250,000 subscribers and average monthly revenue per subscriber of about $40.

PanAmSat

Highlights                                Strategic Goals
-----------------------------------       ----------------------------------
 .  A leading commercial provider of       .  Pursue a satellite fleet
   global satellite communications           expansion plan designed to
   services, based on sales volume           provide unparalleled growth and
                                             back-up resources for customers
 .  Global network of 19 satellites           worldwide
   supported by seven teleport
   operations facilities in the           .  Continue to offer customers
   United States and more than 500           unique one-stop shopping for
   sales, marketing and engineering          their national, regional or
   employees on five continents              global satellite transmission
                                             needs
 .  A unique one-stop provider of
   global satellite services              .  Expand innovative value-added
                                             services and applications such as
                                             Internet distribution and HDTV

      Through its 81% interest in PanAmSat Corporation, Hughes offers comprehensive end-to-end satellite services. PanAmSat, a publicly-held corporation traded on the Nasdaq National Market System, was created through the merger of Hughes' and PanAmSat's satellite services operations in May 1997. Today, the PanAmSat network:

     . Distributes cable and broadcast television programming that reaches more than 125 million households each day for clients including: CNN, CBS, NBC, ABC, Disney, Fox, Sony, TCI, Viacom, Turner Broadcasting, ESPN, the British Broadcasting Corporation, NHK (Japan), Cisneros Group (Venezuela) and the Australian Broadcasting Corporation.

     . Operates platforms for current and planned direct-to-home television services to Latin America, South Africa, Taiwan and India that cumulatively will broadcast more than 500 channels.

     . Provides live transmission services for news, sports and special events coverage, and transmits news coverage for virtually every major news gathering organization in the world.

     . Provides satellite services to more than 35 telecommunications carriers worldwide, including MCI-WorldCom, Sprint, ImpSat, Microspace and Telstra (Australia).

     . Provides access to the U.S. Internet backbone in more than 50 countries to Internet Service Providers or "ISPs" and other telecommunications providers.

     . Relays digitized data via more than 125,000 VSATs to the private networks of clients such as the Associated Press, Citicorp, Hughes Network Systems, IBM, Reuters and the University of Southern California.

      Hughes believes that PanAmSat's global transmission capability, especially its ability to transmit signals among all of the world's major regions, provides it with a significant advantage over commercial competitors who operate fleets limited to regional coverage. PanAmSat currently operates the largest commercial network of communications satellites capable of remaining directly above a fixed location on the earth, known as geosynchronous satellites, and possesses the ability to transmit signals to a geographic area that includes 99% of the world's population. PanAmSat is the only commercial entity that offers geosynchronous satellite services on a global, one-stop-shopping basis.

      To maintain this advantage, PanAmSat plans to expand its fleet from 19 satellites to 25 by the end of 2000, increasing transponder capacity by about 70%, from about 530 transponders in 1998 to about 910 transponders in 2000. This will involve the launch of seven additional satellites and the retirement of one existing satellite. These additional satellites are intended to meet the expected demand for additional satellite capacity, replace capacity affected by satellite anomalies and provide additional back-up to existing capacity. See "Risk Factors--Risk Factors Relating to the Business of Hughes--Hughes is Vulnerable to Satellite Failure." There can be no assurance, however, that the schedule for PanAmSat's future satellite launches will be met. Delays in the production or successful launch of these satellites could materially affect the ability of PanAmSat to deliver services and benefit from the opportunities it is currently pursuing. In addition, revenues attributable to satellites affected by anomalies could be at reduced levels.

      Hughes considers PanAmSat's regulatory authorization to use various broadcast spectrums and the desirable orbital locations of its satellite fleet to be a significant competitive advantage. PanAmSat has regulatory approval to operate its satellite fleet in the C-band, the traditional network and cable television distribution band, the Ku-band, the band used for many telecommunications services and direct-to-home television, or both bands. In addition, PanAmSat has obtained Federal Communications Commission authorization for 9 licenses in the Ka-band. The Ka-band is a high-powered frequency that will be used primarily for broadband, high-speed data and Internet service offerings.

      Like other Hughes business units, PanAmSat seeks to obtain market leadership positions by identifying, defining and developing new markets early. In 1983, Hughes revolutionized the television industry by launching Galaxy I, the first cable television satellite for the United States. Hughes pioneered the "cable neighborhood" concept in the satellite services industry by securing key cable programming for Galaxy I. Similar to the "anchor tenant" strategy pursued by shopping mall operators, this strategy prompted a core group of cable operators to focus their ground antennas on Galaxy I's orbital position. Because so many cable head-end antennas were focused on Galaxy I, transmission capacity on the satellite sold at a premium.

      PanAmSat provides satellite services to its customers primarily through long-term operating lease contracts for the use of full or partial transponder capacity. PanAmSat also offers services to its customers through sales and sales-type lease contracts. PanAmSat currently provides service to hundreds of video distribution and telecommunications customers worldwide. As of March 31, 1999, PanAmSat had long-term arrangements for satellite services representing future payments of approximately $6.3 billion, including amounts due from affiliated companies, as well as approximately $400 million relating to arrangements on satellites that are under construction and are expected to be launched within 12 months.

Spaceway

Highlights                                Strategic Goals
------------------------------------      ----------------------------------
 .  Approval for $1.4 billion              .  Become the first satellite-based
   investment in a broadband network         broadband service in North
   for North America                         America serving large businesses,
                                             telecommuters, small office/home
 .  Leverages Hughes' satellite               office users and consumers in
   industry leadership in                    2002
   manufacturing, business networks,
   direct-to-home entertainment and       .  Migrate Hughes Network Systems'
   services                                  existing extensive blue-chip
                                             business customer base to
 .  Expected to utilize innovative            Spaceway and sell broadband
   satellite technology such as on-          services to DIRECTV subscribers
   board digital processing, packet
   switching and spot beams to offer      .  Work with global strategic
   high-speed bandwidth-on-demand            partners to roll out additional
   broadband services                        geosynchronous systems in other
                                             regions as the markets develop
 .  Expected to seamlessly integrate
   and be compatible with land-based      .  Further expand the network's
   systems                                   global capacity by launching
                                             complementary nongeosynchronous
                                             satellites

      Hughes intends to spend $1.4 billion to implement Spaceway, a broadband communications platform, in North America. Spaceway will provide "bandwidth-on-demand," the ability to transmit and receive data, video, audio, and multimedia while offering customers the opportunity to use and pay for only the amount of bandwidth they need for their specific application, from e-mail to high-bandwidth, high-speed corporate networks. In addition, Spaceway is expected to provide an overlay to current ground-based networks, providing network operators with a wireless extension of their existing capabilities.

      Offering space-based broadband services will be a key growth opportunity for Hughes in the 21st century, and Hughes believes it will be among the first to a market for which the demand has been forecast to increase dramatically in the future. Hughes expects that beginning in North America in 2002, the Spaceway platform will supply service providers, including Hughes Network Systems and PanAmSat, with the ability to offer customers a wide range of two-way, high data-rate applications under their own brands. These include desktop video conferencing, distance learning, teleimaging, corporate intranet and extranet connectivity, and Internet access.

      Hughes is already a market leader in VSAT corporate data networking and satellite broadband Internet businesses. See "--Hughes Network Systems." By migrating these existing customers, many of which are Fortune 500 companies, to Spaceway, Hughes expects to provide expanded capabilities to these businesses while keeping end-user costs low enough to provide competitive advantages over ground-based and other satellite offerings.

      Hughes' advanced technologies and networking services expertise will be the key to Spaceway's success. The system will start with the construction and launch of three HS 702 spacecraft to be built by Hughes Space and Communications, and will utilize ground stations and very small satellite dishes designed by Hughes Network Systems. PanAmSat will provide expertise in satellite and network operations, and will resell capacity in certain markets. DIRECTV will cross-sell the services to its extensive customer base.

      Hughes anticipates working with strategic global partners to roll out Spaceway systems in other regions, including Europe, Latin America, Africa and Asia. As these markets and the technology evolve, Hughes' strategy contemplates making additional investments to add a fleet of spacecraft in lower earth orbits that will support additional interactive broadband services, including services without a transmission delay, in high-traffic markets.

      Spaceway is still under development and is subject to a number of risks and uncertainties. Thus, there can be no assurance that the introduction of the Spaceway system will not be delayed or that the Spaceway system will ever be implemented, or if implemented, that it will operate properly or be accepted by the marketplace.

Hughes Network Systems

Highlights                                Strategic Goals
-----------------------------------       ----------------------------------
 .  World's leading supplier of            .  Maintain leadership in core
   satellite-based private business          markets for private business
   networks, based on an estimated           networks
   worldwide market share of 55% to
   60%                                    .  Significantly expand production
                                             of DIRECTV subscriber equipment
 .  Has shipped over 300,000 one-way
   and two-way VSATs to customers in      .  Leverage products and
   85 countries                              technologies into service
                                             business opportunities
 .  The second largest manufacturer
   of DIRECTV subscriber equipment        .  Lead Hughes' development of the
                                             emerging market for broadband
 .  Provides satellite-based high-            communications services
   speed access to the Internet
   through its DirecPC service

      Hughes Network Systems is the leading supplier, based on market share, of very small aperture terminals or VSATs used in satellite-based private business networks. Hughes Network Systems has delivered or received orders for more than 300,000 of these terminals for use in the private networks of companies, government agencies, universities and research institutions. These include more than 9,000 terminals installed in the GM Pulsar network, the world's largest private business network. Since 1987, Hughes Network Systems has sold private business networks to a variety of customers worldwide, including DaimlerChrysler, Ford, Toyota, Chevron, Texaco, Mobil, Amoco, Wal-Mart, Toys "R" Us, Jusco (Japan) and France Telecom.

      Utilizing its expertise in private business networks, satellite-delivered Internet services and advanced ground-based communications infrastructure, Hughes Network Systems plans to focus on offering new broadband services to a wide range of customers, including its existing blue-chip customer base. Because of its early investments in broadband technology and its networking expertise, Hughes Network Systems believes it will be a leader in offering innovative broadband services to businesses, government agencies and individuals.

      Hughes Network Systems began manufacturing subscriber equipment for DIRECTV in 1996 and is now the second leading supplier of this equipment in terms of volume. Hughes Network Systems was able on short notice to increase its production of DIRECTV receivers in 1998 to more than 650,000 units, enabling DIRECTV to achieve record subscriber growth. Hughes Network Systems intends to continue its production of DIRECTV units and expects its production to continue to grow.

      Hughes Network Systems developed DirecPC, a satellite-based information delivery service that uses a small antenna and high-speed digital transmission to make software, documents, desk-top video, games, news and other information accessible through personal computers. For example, through DirecPC's Turbo Internet(TM) service, a personal computer user can download data and video at speeds up to 400 kilobits per second. Hughes Network Systems is working with partners, including Compaq Computer Corporation, to establish DirecPC as the global standard for high-speed multimedia transmission via satellite to personal computers in homes and small offices.

      Hughes believes that significant opportunities exist for fixed wireless telecommunications networks and mobile communications systems in areas with deficient communications infrastructures. For example, in October 1998, Hughes Ispat Limited, a limited liability company in which Hughes has a minority ownership interest, began providing basic telecommunications services within the Indian state of Maharashtra.

      Hughes also believes that significant opportunities exist in utilizing digital ground-based technologies to provide broadband fiber-quality wireless access to businesses worldwide. For example, Hughes Network Systems has entered into agreements to provide competitive local exchange carriers Winstar Communications, Inc. and Teligent, Inc. with its AIReach(TM) Broadband system. The AIReach Broadband system uses wireless technology to provide high-quality, high-speed access to buildings not reached by fiber optic cables.

      Hughes Network Systems believes that its technologies and other capabilities position it to become a leading provider of satellite-based mobile communications equipment and services. Several programs that have been awarded in recent years to provide satellite ground telecommunications networking equipment have established Hughes Network Systems' credentials in this sector.

Hughes Space and Communications

Highlights                                Strategic Goals
---------------------------------         ----------------------------------
 .  Manufactured the world's first         .  Leverage technology leadership
   communications satellite                  to gain a competitive
   capable of remaining directly             advantage and create new
   above a fixed location on the             opportunities in Hughes'
   earth, known as a                         service businesses
   geosynchronous satellite
                                          .  Provide customers with total
 .  98% cumulative channel                    satellite systems solutions
   availability on Hughes built
   in-orbit satellites                    .  Focus on quality in design and
                                             manufacturing
 .  Won over 50% of its
   competitive bids between 1991          .  Further improve productivity
   and 1998                                  while decreasing the time it
                                             takes to build a satellite

      Hughes Space and Communications designs and builds satellite systems for commercial customers worldwide and for the Department of Defense, NASA and other government agencies. About 75% of Hughes Space and Communications revenues in 1998 were from commercial customers.

      As of March 31, 1999, Hughes Space and Communications had outstanding orders to construct 34 communications satellites for companies and government agencies in several countries, representing over $3.4 billion in backlog. In 1998, 11 satellites built by Hughes were launched. In 1999, 19 satellites built by Hughes Space and Communications are scheduled for launch. Launch schedules are subject to a number of factors, some of which are beyond the control of Hughes Space and Communications, including weather, availability of launch vehicles, launch vehicle problems and governmental and political pressures. Launch difficulties and delays, as well as construction delays, can result in increased costs to Hughes Space and Communications.

      Hughes believes that Hughes Space and Communications' leadership position in the competitive satellite manufacturing industry results from its technological superiority in satellite design, production and operation. Since the launch of Hughes Space and Communications' first satellite in 1963, its satellites have accumulated over 1,000 years of in-orbit experience, with channel availability of 98% on HS 376, HS 601 and other current generation in-orbit commercial satellites. Approximately 95% of Hughes Space and Communications' satellites have remained in service past their originally scheduled retirement dates.

      Hughes Space and Communications' technological capabilities have enhanced the power and capacity of its satellites and improved their cost effectiveness. This enhances Hughes' competitiveness as a satellite manufacturer and also results in increases in both revenue-per-satellite and the margin earned on those revenues for satellite owners and operators. These improvements strengthen Hughes' leadership position and expand the market for satellites as a whole. For example, Hughes Space and Communications has developed a family of satellite structures, electronics, propulsion and power systems which can be replicated at relatively low cost in a variety of commercial and government configurations. In addition, Hughes Space and Communications has applied signal compression and other methods to enhance the efficiency of transponders. The newest product in this family is the HS 702 satellite, which will offer substantially higher power levels than those previously achieved. Advances in digital electronics, high-power amplifiers, antenna implementations and propulsion systems offer improved performance capabilities of satellites built by Hughes Space and Communications, which Hughes expects will provide it with a competitive advantage both as a manufacturer and as a service provider.

      In order to enhance its competitive position in both the government and commercial satellite manufacturing markets, Hughes Space and Communications continues to work to lower its costs and improve productivity and quality. For example, satellite manufacturing productivity has improved by approximately 64%, measured by satellite sales dollars per employee, since 1992, and order to delivery cycle times have been reduced to as low as 12 to 14 months for new HS 376 and HS 601 spacecraft. In addition, Hughes Space and Communications has secured commitments for 45 launch vehicles over the next several years, which will facilitate its access to space at competitive costs.

Corporate and Other

      Hughes owns equity interests in other businesses in addition to those described above. These businesses are reported as part of the "corporate and other" segment in Hughes' financial statements and the revenues of these businesses are not, in the aggregate, material to Hughes. For example, Hughes is the largest stockholder of American Mobile Satellite Corporation, with a current equity interest of approximately 21%. American Mobile's common stock is publicly traded and other stockholders include Motorola, Singapore Telecommunications, Ltd. and AT&T Wireless Services. In addition, Spaceway is currently reported as part of the "corporate and other" segment in Hughes' financial statements.

Acquisitions, Strategic Alliances and Divestitures

      Due to rapid growth in the telecommunications and space industry, particularly internationally, and increasing competitive pressures, Hughes reviews its competitive position on an ongoing basis and from time to time considers various acquisitions, strategic alliances and divestitures in order to continue to compete effectively, grow its business and allocate its resources efficiently. It is especially important for Hughes to form strategic partnerships with other firms to bring together the necessary expertise, such as distribution, market knowledge and technology, to address competitive pressures and meet new market demands. Hughes has done this in its international DIRECTV businesses as well as its network systems businesses. Hughes also seeks acquisitions which will improve its position in these high growth and increasingly competitive markets. The PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company transactions and the PanAmSat merger are significant recent examples of this strategy. Hughes continues to evaluate acquisitions, alliances and divestitures, and from time to time engages in discussions regarding possible transactions, which it believes will improve its competitive position and financial results.

Regulation

      Various aspects of Hughes' businesses are subject to federal and state regulation. Noncompliance by Hughes with such regulation may result in the suspension or revocation of licenses or registrations at issue, the termination or loss of contracts at issue or the imposition of contractual damages, civil fines or criminal penalties. In particular, the ability of Hughes to sell satellites and other technologies to businesses outside the United States is dependent on Hughes obtaining export licenses from the United States government. See "Risk Factors--Risk Factors Relating to the Business of Hughes--The U.S. Government Could Adversely Impact the Ability of the U.S. Satellite Industry to Compete in Foreign Satellite Commerce" and "--Grand Jury Investigation/State Department Review Could Result In Sanctions."

U.S. Government Contracts

      Hughes acts as a prime contractor or major subcontractor with respect to U.S. government programs. Principally, this business is performed by Hughes Space and Communications. Sales to the U.S. government may be affected by:

     .  changes in acquisition policies;

     .  budget considerations;

     .  changing concepts of national defense;

     .  civilian space needs;

     .  spending priorities; and

     .  other factors that are outside Hughes' control.

      U.S. government spacecraft acquisition programs generally follow a life cycle of three phases. The first is the research and development phase, followed by an engineering development phase which includes the first spacecraft, and finally progressing into a production phase for the remaining spacecraft. The production phase may continue with refinements and improvements for several years. Large programs with significant start-up costs, which are usually incurred in the research and development phase, do not become profitable until the engineering development phase. The U.S. government typically uses multiple sources during the research and development phase to intensify competition and selects one source to perform the later phases of the program. Therefore, Hughes may not be selected for engineering development and production phases even when considerable resources have been expended in the research and development phase of a program.

      Hughes performs its U.S. government business under two general types of contracts:

     . Fixed-Price Contracts. Under fixed-price contracts, Hughes realizes all the benefit or detriment caused by decreased or increased costs of performing the contract.

     . Cost Reimbursement Contracts. Under cost reimbursement contracts, Hughes receives reimbursement of its reasonable costs that are allocable to the particular contract and allowable under applicable regulations, plus a fee.

Approximately 37% of Hughes' total sales to the U.S. government in 1998 were under fixed-price contracts, and approximately 63% were under cost reimbursement contracts. Net sales to the U.S. government in 1998 were approximately $700 million.

      Most of Hughes' contracts with the U.S. government which are the basis of Hughes' backlog are incrementally funded and therefore are subject to appropriations decisions subsequent to award. Once awarded, contracts may be contested by other bidders. In addition, Hughes' contracts with the U.S. government are subject to termination by the U.S. government, either for its own convenience or because of Hughes' default. In the event of a termination for convenience, Hughes may not receive full reimbursement for its costs, and the profit or fee Hughes receives may be lower than that which it had expected for the portion of the contract performed. In the event of a termination for default, normal contract remedies generally apply.

      The U.S. government has broad discretion to suspend or prohibit contractors from engaging in new government business, and often determines the period of suspension or prohibition. A contractor may be prohibited based on a conviction or civil judgment involving various offenses, including fraud in connection with obtaining or performing a public contract or subcontract, and may be suspended, if indicted for such an offense or if there is other adequate evidence that such an offense has been committed. Like other government contractors, Hughes is subject to civil and criminal audits and investigations of its contracting activity. This liability includes potential contract cost reductions due to the defective pricing claims. See also "Risk Factors--Risk Factors Relating to the Business of Hughes--Grand Jury Investigation/State Department Review Could Result In Sanctions."

Competition

      Although Hughes has certain advantages which it believes help it compete in its markets, each of its markets is highly competitive. Some of Hughes' competitors in each of its markets have similar or better financial, technological and personnel resources than Hughes. As described elsewhere in this document, Hughes believes technological capabilities and innovation and the ability to invest in new and developing businesses are critical to obtaining and maintaining leadership in Hughes' markets and the communications industry in general. We cannot assure you as to the effect that competition may have on the financial condition or results of operations of Hughes. See also "Risk Factors--Risk Factors Relating to the Business of Hughes--Hughes Could Have Inadequate Access to Capital for Growth."

     . DIRECTV. DIRECTV faces stiff competition from local cable operations as well as other direct-to-home satellite systems in each of its regional markets. With respect to traditional cable television, DIRECTV believes that it can compete effectively because it provides higher quality picture and sound and greater programming variety and believes it provides higher quality customer service. DIRECTV expects to face increasing competition from digital cable television over time. Digital cable is capable of delivering high quality picture and sound and a broader range of programming than traditional cable. Hughes believes that the current prohibition in the United States on delivering by satellite local television channels into local markets is a disadvantage with respect to competing with cable television. Currently pending legislation would remove this prohibition. See "--DIRECTV--United States."

        With Hughes' acquisition of PRIMESTAR and U.S. Satellite Broadcasting Company, Echostar Communications Corporation is the only other direct-broadcast service company currently in operation in the United States. Echostar has recently announced its acquisition of the satellites and orbital slots owned by The News Corporation Limited and MCI WorldCom, Inc. DIRECTV faces competition from other direct broadcast service providers in major regions of Latin America and in Japan. DIRECTV service also competes with telephone companies, broadcast television and other entertainment services, including video rentals. Hughes believes that DIRECTV can compete effectively through a combination of its broad range of programming, including exclusive programming, and extensive distribution.

        As a result of this competitive environment, DIRECTV may have to incur increased subscriber acquisition costs through competitive offers in the future to maintain its market leadership.

     . PanAmSat. PanAmSat primarily competes with companies and organizations that own or utilize satellite or ground-based transmission facilities. Satellite operators include global competitors such as Intelsat, regional operators expanding globally, such as Loral Space and Communications, GE Americom, and Lockheed Martin, and numerous other regional operators and governments. Hughes believes PanAmSat can compete favorably in its markets because of its large satellite fleet, global satellite coverage and the location of its orbital positions.

     . Spaceway. Spaceway will face competition from companies that offer both ground-based and satellite-based broadband services. Companies offering ground-based broadband services include AT&T Corporation, Qwest Communications, Time Warner and Bell Atlantic. Companies who may offer satellite-based broadband services include Teledesic LLC, Skybridge LP and Loral Space & Communication's Cyberstar. Hughes believes it will compete favorably because of its advanced technology for satellites and the related ground equipment, and because of Hughes Network Systems' and DIRECTV's existing customer bases.

     . Hughes Network Systems. Hughes Network Systems business faces global competition in the VSAT market from Gilat Satellite Networks Ltd. and in its wireless communications markets from firms such as Lucent Technologies Inc., Telefonaktiebolaget LM Ericsson, AT&T Corporation, as well as other large telecommunications companies and the various regional Bell operating companies. Hughes Network Systems faces competition from RCA/Thomson Consumer Electronics and Sony in the manufacturing of DIRECTV subscriber equipment. Hughes believes that Hughes Network Systems' technologies and other capabilities provide it with a competitive advantage in its markets.

     . Hughes Space and Communications. Hughes Space and Communications faces competition in the United States from companies such as TRW, Inc., Loral Space & Communications Ltd. and Lockheed Martin and internationally from Matra Marconi, Alcatel and DASA. Hughes believes Hughes Space and Communications can compete favorably because of its family of satellite structures, electronics, propulsion and power systems and its technological capabilities.

      In addition, Hughes' businesses compete generally with other communications technologies and systems, such as telecommunications systems for fixed and mobile applications, fiber optics networks, cable systems, wire telephony and radio-based systems and other satellite-based systems.

Research and Intellectual Property

      The ability to continue to generate technological innovations is critical to ensure Hughes' long-term success and the competitiveness of its business. See "Risk Factors--Risk Factors Relating to the Business of Hughes--Hughes Will Be Adversely Affected If It Fails to Maintain Leading Technological Capabilities." The continued development of new technologies may provide new and improved products which will continue to fuel business opportunities and product improvements which, among other things, will enable the extension of profitable production programs. Research and development is carried on in each of Hughes' business units in connection with ongoing product improvement efforts. In addition, HRL Laboratories LLC, a company of which Hughes owns 50%, conducts long-range applied research in the specialized fields of physics, chemistry, electronics and information sciences.

      Hughes utilizes a large number of patents and trademarks which are held by Hughes or its affiliates. Hughes believes that, in the aggregate, the rights existing under such patents, trademarks and licenses are important. Hughes believes that its competitive position is dependent on research, engineering and production capabilities. Hughes actively pursues patent and trademark protections of its technological and engineering innovations, and actively pursues enforcement of its intellectual property rights.

Legal Proceedings

      Satellite Contract Dispute. On or about October 25, 1996, an action was commenced by Comsat Corporation against PanAmSat, News Corporation Limited and Grupo Televisa, S.A., in the United States District Court for the Central District of California. The complaint alleges that News Corp. wrongfully terminated an agreement with Comsat for the lease of transponders on an Intelsat satellite over the term of a five-year lease, breached certain alleged promises related to such agreement, and breached its alleged obligations under a tariff filed by Comsat with the Federal Communications Commission. As to PanAmSat, the complaint alleges that PanAmSat, alone and in conspiracy with Grupo Televisa, intentionally interfered with the alleged agreement and with Comsat's economic relationship with News Corp. Comsat had previously filed a similar action in the United States District Court for the District of Maryland. By order dated October 10, 1996, the Maryland District Court dismissed without prejudice the complaint in that action on the ground that the court lacked personal jurisdiction over all of the defendants. The complaint in the present action seeks actual and consequential damages, and punitive or exemplary damages in an amount to be determined at trial. PanAmSat believes this action is without merit. It intends to vigorously contest this matter, although there can be no assurance that PanAmSat will prevail. Following the completion of pretrial discovery, all defendants moved for summary judgment dismissing the case. These motions are awaiting action by the court. If PanAmSat were not to prevail, the amounts involved could be material to PanAmSat.

      Financing Contract Dispute. General Electric Capital Corporation and DIRECTV, Inc. entered into a contract on July 31, 1995, in which General Electric Capital agreed to provide financing for consumer purchases of DIRECTV programming and related hardware. Under the contract, General Electric Capital also agreed to provide certain related services to DIRECTV, including credit risk scoring, billing and collections services. DIRECTV agreed to act as a surety for loans complying with the terms of the contract. Hughes guaranteed DIRECTV's performance under the contract. A complaint and counterclaim have been filed by the parties in the U.S. District Court for the District of Connecticut concerning General Electric Capital's performance and DIRECTV's obligation to act as a surety. General Electric Capital claims damages from DIRECTV in excess of $140 million. DIRECTV is seeking damages from General Electric Capital in excess of $70 million. Management of Hughes intends to vigorously contest General Electric Capital's allegations and pursue its own contractual right and remedies. The management of Hughes does not believe that the litigation will have a material adverse impact on Hughes results of operations or financial position. Pretrial discovery is not yet completed in the case and no trial date has been set.

      Raytheon Purchase Price Adjustment Dispute. In connection with the 1997 spin-off of the defense electronics business of Hughes' predecessor and the subsequent merger of that business with Raytheon Company, the terms of the merger agreement provided processes for resolving disputes that might arise in connection with post-closing financial adjustments that were also called for by the terms of the merger agreement. Such financial adjustments might require a cash payment from Raytheon to Hughes or vice versa. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another and related issues regarding the adequacy of disclosures made by Hughes to Raytheon in the period prior to consummation of the merger. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence an arbitration process pursuant to the procedures under the merger agreement. Raytheon responded by filing an action in Delaware Chancery Court which seeks to enjoin the arbitration as premature. That litigation is now inactive and Raytheon and Hughes are now proceeding with the dispute resolution process. It is possible that the ultimate resolution of the post-closing financial adjustment and of related disclosure issues may result in Hughes making a payment to Raytheon that would be material to Hughes. However, the amount of any payment that either party might be required to make to the other cannot be determined at this time. Hughes intends to vigorously pursue resolution of the disputes through the arbitration processes, opposing the adjustments proposed by Raytheon, and seeking the payment from Raytheon that it has proposed.

      Personalized Media Patent Dispute. In November 1996, Personalized Media Communications, Inc. brought an International Trade Commission proceeding against DIRECTV, U.S. Satellite Broadcasting Company, Hughes Network Systems and other manufacturers of receivers for the DIRECTV system. Personalized Media sought to prevent importation of certain receivers manufactured in Mexico, alleging infringement of one of its patents. During 1997, the International Trade Commission held for DIRECTV and other respondents on all claims at issue, finding each to be invalid. Personalized Media appealed these adverse rulings to the Court of Appeals for the Federal Circuit. During 1998, the Court of Appeals affirmed the lower holdings as to three of the claims, and remanded to the International Trade Commission for further deliberation on a remaining claim. Also in 1996, Personalized Media filed a related action in the U.S. District Court for the Northern District of California. This case has been stayed pending outcome of the International Trade Commission proceeding. The complaint alleges infringement and willful infringement of three Personalized Media patents, and seeks unspecified damages, trebling of damages, an injunction and attorneys' fees. Hughes denies that it engaged in acts of infringement of the asserted patents and intends to vigorously contest these claims.

      In addition, Hughes is involved in routine litigation incidental to the conduct of its business. Hughes does not believe that any of such litigation will have a material adverse effect on its business.

Employees

      As of March 31, 1999, Hughes employed approximately 15,500 persons.

      As of March 31, 1999, approximately 13% of Hughes' work force in the United States was represented by unions. Hughes has not experienced any significant labor problems in the past five years, and management considers its employee relations to be good.

Properties

      As of March 31, 1999, Hughes had approximately 152 locations operating in 20 states and 51 cities in the United States and approximately 28 additional locations in 19 cities in approximately 17 countries outside the United States. At such date, approximately 2.8 million square feet of space was owned by Hughes and an additional 2.8 million square feet of space was leased.

Environmental

      Hughes is subject to the requirements of federal, state, local and foreign environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. Hughes has an environmental management structure designed to facilitate and support its compliance with these requirements. Hughes cannot assure you, however, that it is at all times in complete compliance with all such requirements. Although Hughes has made and will continue to make capital and other expenditures to comply with environmental requirements, it does not expect capital or other expenditures for environmental compliance to be material in 1999. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on Hughes' business.

      Hughes is also subject to environmental laws requiring the investigation and cleanup of environmental contamination. Hughes believes its reserve is adequate to cover environmental investigation and cleanup, although there can be no assurance that Hughes' environmental cleanup costs and liabilities will not exceed the current amount of its reserve.

                              MANAGEMENT OF HUGHES

      The principal executive officers and executives having primary responsibility for business units of Hughes include the following:

            Name         Age                      Positions
     ------------------- ---  ------------------------------------------------
     Michael T. Smith     55   Chairman of the Board and Chief Executive
                               Officer

     Charles H. Noski     46   President and Chief Operating Officer

     Steven D. Dorfman    63   Vice Chairman

     Jack A. Shaw         60   Corporate Executive Vice President and Chairman
                               and Chief Executive Officer, Hughes Network
                               Systems

     Roxanne S. Austin    38   Corporate Senior Vice President and Chief
                               Financial Officer

     Eddy W. Hartenstein  48   Corporate Senior Vice President and President,
                               DIRECTV

     Pradman P. Kaul      52   Corporate Senior Vice President and President
                               and Chief Operating Officer, Hughes Network
                               Systems

     Tig H. Krekel        45   Corporate Senior Vice President and President
                               and Chief Executive Officer, Hughes Space and
                               Communications Company

     Larry D. Hunter      48   Corporate Vice President and Chairman and
                               President, DIRECTV Japan Management Inc.

     Kevin N. McGrath     46   Chairman, Galaxy Latin America LLC

     R. Douglas Kahn      46   President and Chief Executive Officer, PamAmSat
                               Corporation

     Marcy J. K. Tiffany  50   Corporate Vice President and General Counsel



      Mr. Dorfman will retire effective June 1, 1999.

                          OVERVIEW OF GM CAPITAL STOCK

General

      GM is authorized to issue 2,706,000,000 shares of capital stock, consisting of:

     .  6,000,000 shares of preferred stock, without par value;

     . 100,000,000 shares of preference stock, $0.10 par value, 3,925,000 shares of which are designated as series D 7.92% preference stock, and 5,750,000 shares of which are designated as series G 9.12% preference stock; and

     . 2,600,000,000 shares of GM common stock comprising two classes, which currently include 2,000,000,000 shares of common stock, $1 2/3 par value, and 600,000,000 shares of Class H common stock.

      On April 15, 1999, the following shares of capital stock of GM were outstanding:

     . 753,663 shares of series D 7.92% preference stock, represented by approximately 3,014,654 depositary shares;

     . 1,253,852 shares of series G 9.12% preference stock, represented by approximately 5,015,410 depositary shares;

     .  648,638,131 shares of $1 2/3 par value common stock; and

     .  106,792,158 shares of Class H common stock.

      There are currently no outstanding shares of preferred stock.

GM Preferred Stock

      GM's restated certificate of incorporation authorizes the board of directors to issue shares of preferred stock from time to time in distinctly designated series, with each series ranking equally and identical in all respects except as to the dividend rate and redemption price. Preferred stock, if any, would rank senior to preference stock and common stock with respect to payments of dividends and distributions in liquidation. If any shares of preferred stock are issued, no cash dividends could be paid on any class of common stock or any series of preference stock if current assets of GM in excess of its current liabilities were less than $75 per share of outstanding preferred stock.

      There are currently no outstanding shares of preferred stock and GM's board of directors has no current intent to issue any preferred stock. However, if any shares were issued, they would not be entitled to vote except that:

     . they would vote together with the holders of common stock on the disposition of GM's assets as an entirety;

     . if GM has defaulted in paying dividends on preferred stock for six months, the holders of preferred stock, voting as a class, would be entitled to elect one-quarter of the directors; and

     . certain mortgaging or pledging of, or the placing of certain liens upon, GM's property would require the approval of the holders of three-fourths of any outstanding preferred stock.

Preference Stock

      GM's restated certificate of incorporation authorizes GM's board to issue series of preference stock from time to time in distinctly designated series, with the terms of each series fixed by GM's board in the resolutions providing for the issuance of such series. GM's preference stock ranks senior to its common stock and junior to its preferred stock, if any, with respect to payments of dividends and distributions in liquidation. GM currently has two series of preference stock outstanding: Series D 7.92% preference stock and Series G 9.12% preference stock. The Series D and Series G preference shares are represented by Series D and Series G depositary shares, respectively, which are listed on the New York Stock Exchange.

      Dividends. Subject to the rights of the holders of preferred stock, if any were outstanding, dividends will be paid on the outstanding Series D and Series G preference shares when, as and if declared by GM's board out of General Motors' assets legally available therefor. Dividends may be subject to restrictions contained in any future debt agreements of General Motors and to limitations contained in future series or classes of preferred stock or preference stock.

      Holders of Series D preference shares are entitled to receive cumulative cash dividends, at the annual rate of 7.92% of the per share stated value, which is equivalent to $7.92 per annum per Series D preference share. Holders of Series G preference shares are entitled to receive cumulative cash dividends, at the annual rate of 9.12% of the per share stated value, which is equivalent to $9.12 per annum per Series G preference share. Dividends on the Series D and Series G preference shares are payable quarterly for each of the quarters ending March, June, September and December of each year, payable in arrears on the first day that is not a legal holiday of each succeeding May, August, November and February, respectively. Each such dividend will be paid to holders of record on each record date, which is the day not less than 10 nor more than 50 days preceding the payment date fixed by GM's board. Dividends on the Series D and Series G preference shares, whether or not declared, are cumulative from the respective dates of original issue of the Series D and Series G preference shares. The amount of dividends payable for any period shorter than a full quarterly dividend period will be determined on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends do not bear interest.

      Preferential dividends accrue whether or not General Motors has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent they are not paid on the dividend payment date following the calendar quarter for which they accrue. Accumulated preferential dividends do not bear interest. Unless the full preferred dividends accumulated on all outstanding Series D and Series G preference shares have been paid, GM may not:

     . pay dividends on any class of its common stock or other stock ranking junior to the Series D and Series G preference shares, other than a dividend payable in shares of any class of common stock; or

     . redeem, repurchase or otherwise acquire any shares of its common stock or other stock ranking junior to the Series D and Series G preference shares, other than a redemption or purchase of shares of common stock made in connection with employee incentive or benefit plans of General Motors or its subsidiaries.

Dividends will not be declared on any series of preference stock for any prior dividend payment period unless there shall have been declared on all outstanding shares of preference stock ranking on a parity with such series, in respect of all dividend payment periods of such parity stock terminating with or before such prior dividend payment period, like proportionate dividends determined ratably in proportion to the respective preferential dividends accumulated to date on such series and the dividends accumulated on all such outstanding parity preference stock.

      Conversion. The Series D and Series G preference shares are not convertible into shares of any other class of capital stock of General Motors.

      Redemption. The Series D and Series G preference shares may not be redeemed prior to August 1, 1999 and January 1, 2001, respectively. On or after August 1, 1999 and January 1, 2001, respectively, General Motors may, at its option, on not less than 35 nor more than 60 days' notice, redeem the Series

D and Series G preference shares, as a whole or in part, at any time or from time to time, for cash in an amount equal to $100 per Series D or Series G preference share, as applicable, plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption. If less than all of the outstanding shares of the series of preference shares are to be redeemed, shares to be redeemed will be selected by General Motors by lot or pro rata or by any other method determined by General Motors in its sole discretion to be equitable. Holders of Series D and Series G preference shares have no right to require redemption of such shares.

      Liquidation Preference. In the event of the liquidation, dissolution or winding up of the business of General Motors, whether voluntary or involuntary, the holders of Series D and Series G preference shares would be entitled to the liquidation preference described below, after the holders of preferred stock, if any were outstanding, received the full preferential amounts to which they are entitled and before any distribution to holders of common stock. The holders of the Series D and Series G preference shares would be entitled to receive for each share $100 plus an amount equal to all dividends accrued and unpaid thereon to the date of final distribution to such holders, subject to the right of the holders of record of any Series D or Series G preference share on a record date for payment of dividends thereon to receive a dividend payable on the date of final distribution, but such holders shall not be entitled to any further payment. If there are insufficient assets to permit full payment to holders of the Series D and Series G preference shares and the holders of all other series of preference stock on parity with the Series D and G preference shares as to liquidation rights, then the holders of the Series D and Series G preference shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

      Voting. The Series D and Series G preference shares do not entitle holders thereof to voting rights, except:

     . with respect to any amendment or alteration of any provision of the General Motors' restated certificate of incorporation which would adversely affect the powers, preference or special rights of the Series D or Series G preference shares, which requires the prior approval of the holders of at least two-thirds of the outstanding Series D or Series G preference shares, as the case may be;

     . in the event General Motors fails to pay accumulated preferential dividends on the Series D or Series G preference shares in full for any six quarterly dividend payment periods, whether or not consecutive, and all such dividends remain unpaid; and

     .  as required by law.

In the event of a preferential dividend default as described above, the number of directors of General Motors will be increased by two and the holders of the outstanding Series D or Series G preference shares, as the case may be, voting together as a class with all other series of preference stock ranking junior to or on a parity with such preference shares and then entitled to vote on the election of such directors, will be entitled to elect such two additional directors until the full dividends accumulated on all outstanding Series D or Series G preference shares, as the case may be, have been paid.

GM's Dual-Class Common Stock Capital Structure

      GM has two classes of common stock: $1 2/3 common stock and Class H common stock. GM's restated certificate of incorporation restricts the power of the GM board to declare and pay dividends on either class of common stock. The amounts which may be declared and paid by the GM board as dividends on common stock are allocated to each separate class of common stock and are subject to the amount legally available for the payment of dividends by GM. For dividend purposes, this allocation serves to preserve for each class of GM common stockholders an interest in retained earnings that is not shared by the other class. This restriction does not require a physical segregation of the assets of GM on the one hand and Hughes on the other. It also does not require separate accounts or separate dividend or liquidation preferences of GM and Hughes assets for the benefit of the holders of either of the separate classes of GM common stock. The holders of Class H common stock, like the holders of $1 2/3 common stock, have liquidation rights in the equity and assets of GM.

      The existence of two classes of common stock with separate dividend rights can give rise to potential divergences among the interests of the holders of the two classes of GM common stock concerning various intercompany transactions and other matters. The laws of Delaware govern the duties of the GM board with respect to these divergences. Under Delaware law, the GM board owes an equal fiduciary duty to all holders of GM common stock and must act with due care and on an informed basis in the best interests of GM and all common stockholders, regardless of class. In this regard, the GM board, in the discharge of its fiduciary duties, principally through its capital stock committee, oversees the policies, programs and practices of GM which may impact the potentially divergent interests of the two classes of GM common stock. The capital stock committee is comprised entirely of independent directors of GM.

      The GM by-laws currently provide that the capital stock committee is responsible for reviewing the policies and practices of GM with respect to matters in which the two classes of stockholders may have divergent interests, particularly as they relate to:

     . the business and financial relationships between GM and any of its units and Hughes;

     . dividends in respect of, disclosures to stockholders and the public concerning, and transactions by GM or any of its subsidiaries in, shares of Class H common stock; and

     .  any matters arising concerning these items;

all to the extent the capital stock committee may deem appropriate. The capital stock committee may also recommend changes in policies, programs and practices as it may deem appropriate.

      The capital stock committee's principal role is not to make decisions concerning matters referred to its attention, but rather to oversee the process by which decisions concerning these matters are made. The capital stock committee conducts its oversight with a view toward, among other things, assuring a process of fair dealing between GM and Hughes as well as fair consideration of the interests of all of GM's common stockholders in the resolution of these matters.

GM Board Policy Statement

      In connection with its determination of the terms of the Class H common stock at the time of the Hughes reorganization transactions in December 1997, the GM board adopted a policy statement concerning GM's dual-class common stock structure.

      As set forth therein, this policy statement may be modified or rescinded at any time and from time to time by the GM board. Also, notwithstanding the policy statement or the provisions concerning recapitalization of the Class H common stock into $1 2/3 common stock at a 120% exchange ratio as provided under certain circumstances in GM's restated certificate of incorporation, the GM board may propose to GM's common stockholders for their approval one or more transactions on terms different from those provided for by such provisions or by this policy statement. GM's board has no present intention to modify or rescind this policy statement or to propose a recapitalization of the Class H common stock. See "Risk Factors--Risk Factors Relating to GM's Dual-Class Common Stock Capital Structure--GM Board Policies and Practices Relating to Class H Common Stock Can Be Changed Without Stockholder Approval."

      The policy statement is set forth below in its entirety. Terms defined below in the GM board policy statement do not apply to the rest of this document.

       GM Board Policy Statement Regarding Certain Capital Stock Matters

      (A) General Policy. It is the policy of the Board of Directors of General Motors Corporation (the "GM Board"):

       (1) that all material matters as to which the holders of the two classes of GM common stock may have potentially divergent interests shall be resolved in a manner which the GM Board determines to be in the best interests of General Motors Corporation and all of its common stockholders after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of GM common stock; and

       (2) that a process of fair dealing shall govern the relationship between GM and HEC and the means by which the terms of any material transaction between them shall be determined.

      (B) Additional Matters. In relation to the foregoing policy, it is the further policy of the GM Board that:

       (1) Quarterly Dividends.

        (a) In contemplation of the GM Board's duty periodically to consider an appropriate dividend policy and practice in relation to Class H common stock and its expectation that the Board of Directors of HEC (the "HEC Board") shall, at least annually, consider and determine a quarterly dividend policy with respect to the common stock of HEC (100% of which is held by GM), the GM Board shall, at least annually, determine a quarterly dividend policy with respect to the Class H common stock.

        (b) The quarterly dividend policy of the GM Board with respect to the Class H common stock shall be to declare and pay quarterly dividends on the Class H common stock in an amount equal to the product of (i) the aggregate amount of each quarterly dividend received by GM as a stockholder of HEC, if any, multiplied by (ii) the fraction used to determine the Available Separate Consolidated Net Income of Hughes (as such term is used in GM's restated certificate of incorporation, as amended) at the time such dividend was declared by HEC.

        (c) GM's payment of a quarterly dividend on the Class H common stock shall be made as soon as practicable after receipt of the corresponding dividend payment from HEC.

       (2) Principles Governing Dividends and Distributions Other Than Quarterly Dividends.

        (a) Except as provided in paragraph (B)(2)(b) below, in the event that HEC directly or indirectly makes any transfer of material assets to GM or to GM's stockholders:

             (i) Transfers of HEC Assets to GM. If such transfer of assets by HEC is to GM, the GM Board shall as soon thereafter as practicable declare and pay a dividend or make other provision with respect to a distribution on the Class H common stock so that there shall be distributed to the holders of Class H common stock a portion of such assets transferred to GM that is not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer to GM; provided that, if the GM Board determines that it is not reasonably practicable or not in the best interests of the holders of Class H common stock for GM to distribute any such assets to the holders of Class H common stock, GM shall distribute to such holders cash or other noncash assets having an equivalent fair value; and

             (ii) Transfers of HEC Assets to GM's Stockholders. If such transfer of assets by HEC is to GM's stockholders, the portion of such assets transferred to the holders of Class H common stock shall be not less than the fraction used to determine the Available Separate Consolidated Net Income of Hughes at the time of such transfer.

        (b) Exceptions to Foregoing Principles. The provisions of paragraph (B)(2)(a) above shall not apply to any of the following asset transfers:

             (i) any transfer that results in the recapitalization of Class H common stock into $1 2/3 Par Value Common Stock pursuant to the provisions of paragraph (c) of Division I of Article Fourth of GM's restated certificate of incorporation, as amended;

             (ii) any transfer that is made pursuant to the quarterly dividend policy described in paragraph (B)(1) above;

             (iii) any transfer that is made in the ordinary course of HEC's business;

             (iv) any transfer for which HEC shall have received fair compensation as determined pursuant to this policy as described in paragraph (A) above, provided that, where required by paragraph
           (B)(3) below, stockholder consent to such transfer shall have been received; and

             (v) any transfer which shall have received the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class.

        (3) Separate Class Votes of GM's Stockholders as a Condition to GM's Acquisition of a Significant Portion of HEC Assets. GM shall not acquire in one transaction or a series of related transactions a significant portion of the business of HEC for compensation without receiving the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 Par Value Common Stock, voting as a separate class. For purposes of this paragraph, "significant portion of the business of HEC" shall mean more than 33% of the business of HEC, based on the fair market value of the assets, both tangible and intangible, of HEC as of the time that the proposed transaction is approved by the GM Board.

        (4) Basis for Commercial Transactions Between GM and HEC. GM and HEC shall operate on the principle that all material commercial transactions between them shall be based on commercially reasonable terms.

      (C) Meaning of "GM" and "HEC" Within This Policy. For purposes of this policy, "GM" shall mean General Motors Corporation and its affiliates (other than HEC), and "HEC" shall mean Hughes Electronics Corporation, including any person controlled by Hughes Electronics Corporation.

      (D) Role of Capital Stock Committee Relating to This Policy. The Capital Stock Committee of the GM Board shall oversee the implementation of, and shall have authority to interpret, this policy.

      (E) Delegation. In administering this policy, the GM Board may, at its option, delegate its authority, including to the Capital Stock Committee, and may delegate to members of management the authority to implement any matter pursuant to this policy.

      (F) Fiduciary Obligations. In making any and all determinations in connection with this policy, either directly or by appropriate delegation of authority, the GM Board shall act in its fiduciary capacity and pursuant to legal guidance concerning its obligations under applicable law.

      (G) GM Board May Make Future Proposals to Stockholders for Recapitalization Transactions Which Would Be on Terms Different from Those in GM's Current Restated Certificate of Incorporation, as Amended. Consistent with the terms of both GM's restated certificate of incorporation, as amended, and Delaware General Corporation Law, the GM Board may, in the future, propose recapitalization transactions to GM stockholders on terms different from those provided for under GM's restated certificate of incorporation, as amended. Such alternative proposals were utilized by GM's Board of Directors in connection with the split-off of Electronic Data Systems Corporation in 1996 and the spin-off of the defense electronics business of HEC in 1997.

      (H) Interpretation, Amendments and Modifications of This Policy. This policy may at any time and from time to time be modified, rescinded and interpreted by the GM Board, and the GM Board may adopt additional or other policies or make exceptions with respect to the application of this policy in connection with particular facts and circumstances, all as the GM Board may determine, consistent with its fiduciary duties to General Motors Corporation and all of its common stockholders, to be in the best interests of General Motors Corporation and all of its common stockholders, and any such action may be taken with or without the approval of the stockholders of General Motors Corporation.

                      DESCRIPTION OF CLASS H COMMON STOCK

Introduction to The Class H Common Stock

      The following is a general description of the Class H common stock. In addition to this description, we urge you to refer to Article Fourth of GM's restated certificate of incorporation, which sets forth in full the terms of the Class H common stock. See "Where You Can Find More Information."

      Class H common stock is designed to provide holders with financial returns based on the financial performance of Hughes. To further this objective:

     . GM's restated certificate of incorporation allocates earnings of GM attributable to Hughes between amounts available for the payment of dividends on Class H common stock and amounts available for the payment of dividends on the $1 2/3 common stock, which also permits a corresponding calculation of the earnings per share of GM attributable to the Class H common stock and the $1 2/3 common stock; and

     . the GM board adopts dividend policies and practices concerning the Class H common stock consistent with this design objective as more fully described below and under "Overview of GM Capital Stock."

GM is the issuer of the Class H common stock. The GM board is free at any time to change its dividend policies and practices concerning the Class H common stock or the $1 2/3 common stock. See "Risk Factors--Risk Factors Relating to GM's Dual-Class Common Stock Capital Structure--GM Board Policies and Practices Relating to Class H Common Stock Can Be Changed Without Stockholder Approval."

GM Restated Certificate of Incorporation Provisions Regarding Dividends

    Calculation of Amount Available for Dividends on Class H Common Stock

      The financial performance of Hughes determines the earnings per share of Class H common stock and the portion of GM's earnings out of which dividends on the Class H common stock may be paid. In order to determine what amount is available to pay dividends on the Class H common stock, the following steps are taken:

     . the net income of Hughes is determined for each quarterly accounting period;

     . the net income of Hughes determined for each quarter is divided into amounts allocated to the Class H common stock and the $1 2/3 common stock; and

     . the amount allocated to the Class H common stock, referred to as the available separate consolidated net income of Hughes, is accumulated from quarter to quarter, together with any surplus attributable to shares of Class H common stock issued from time to time, and is reduced by the amount of any dividends actually paid on the Class H common stock.

    GM Board's Discretion Regarding Payment of Dividends on Class H Common
    Stock

      After the amount available to pay dividends on the Class H common stock is determined as provided above, the GM board may decide to pay or not pay dividends on the Class H common stock in its discretion. This discretion is subject to the following restrictions:

     . The holders of GM preferred stock, if any, and GM preference stock may have a higher priority claim on amounts that would otherwise be available to pay dividends on the Class H common stock, to the extent that dividends have been accumulated but not paid on GM's preferred or preference stock.

     . Under Delaware law, GM can only pay dividends to the extent that it has surplus--the extent to which the fair market value of GM's net assets exceeds the amount of GM's capital--or the extent of GM's net profits for the then current and/or the preceding fiscal year.

Due to the foregoing restrictions, it is possible that, even though the net income of Hughes is sufficient to permit the payment of a dividend on the Class H common stock, payment of a dividend on the Class H common stock would not be permitted because of the requirements for the payment of dividends on GM preferred or preference stock or the Delaware law surplus restriction described above.

      Any dividends declared or paid on each class of GM common stock from time to time will reduce the amount available for future payments of dividends on that class. The amount available for dividends on each class will also depend on any adjustments to GM's capital or surplus due to repurchases or issuances of shares of that class. In addition, as provided by Delaware law, the GM board may adjust for any reason it deems appropriate the amount of surplus, and therefore the amount available for dividends on each class. Delaware law also permits the board of directors to adjust in the exercise of its business judgment the total amount legally available for the payment of dividends to reflect a re-valuation of the corporation's assets and liabilities.

      Within the constraints mentioned above, the GM board can determine, in its sole discretion, the timing of declarations and payments, and the amounts, of dividends on each class of GM common stock. The GM board may, in its sole discretion, declare dividends payable exclusively to the holders of $1 2/3 common stock, exclusively to the holders of Class H common stock, or to the holders of both classes in equal or unequal amounts. The GM board may make its decision notwithstanding the respective amounts of surplus available for dividends to each class, the voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor. However, the maximum amount declared as dividends on either class of GM common stock cannot exceed the amount available for dividends on each class of common stock under the GM restated certificate of incorporation. See "--Dividend Policy."

      As of December 31, 1998, based on the stockholders' equity of GM reflected in its consolidated balance sheet and subject to the GM board's authority to make adjustments, the cumulative amount available for payment of dividends on GM common stock was approximately $19.0 billion. Of this total, approximately $15.2 billion was available for dividends on the $1 2/3 common stock and approximately $3.8 billion was available for dividends on the Class H common stock.

      You should note that, since the completion of the restructuring of Hughes in late 1997, although payment of dividends on the Class H common stock has been permitted, the GM board has decided not to pay, and does not intend to pay in the foreseeable future, cash dividends on Class H common stock.

    Class H Dividend Base Adjustments

      Under the GM restated certificate of incorporation, the GM board may adjust the denominator of the fraction that determines the net income of Hughes attributable to the Class H common stock, i.e., the Class H dividend base, from time to time as the GM board deems appropriate to reflect the following:

     . subdivisions and combinations of the Class H common stock and stock dividends payable in shares of Class H common stock to holders of Class H common stock;

     . the fair market value of contributions of cash or property by GM to Hughes, or of cash or property of GM to or for the benefit of employees of Hughes for employee benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

     . the contribution of shares of capital stock of GM to or for the benefit of employees of Hughes or its subsidiaries for benefit plans or arrangements of GM, Hughes or other GM subsidiaries;

     . payments made by Hughes to GM of amounts applied to the repurchase by GM of shares of Class H common stock, so long as the GM board has approved the repurchase and applied the payment to each repurchase; and

     . the repurchase by Hughes of shares of Class H common stock that are no longer outstanding, so long as the GM board approved the repurchase.

Detailed Calculation of Amount Available for Dividends on Class H Common Stock

      General

      The following is a more detailed description of the method used to determine the amount of Hughes' earnings available for the payment of dividends on the Class H common stock, i.e., the available separate consolidated net income of Hughes. The available separate consolidated net income of Hughes is the net income of Hughes, its subsidiaries and successors after December 17, 1997 on a consolidated basis, determined in accordance with generally accepted accounting principles, without giving effect to any adjustment which would result from accounting for the 1985 acquisition by GM of Hughes Aircraft Company, a predecessor of Hughes, using the purchase method of accounting, calculated for each quarterly accounting period and multiplied by a fraction. The fraction reflects the derivative or "tracking stock" interests of each of GM's classes of common stock in the earnings of Hughes for dividend purposes.

     . The numerator of the fraction is the weighted average number of shares of Class H common stock outstanding during any applicable accounting period.

     . The denominator of the fraction is the notional number of shares of Class H common stock which, if issued and outstanding, would represent 100% of the tracking stock interest in the earnings of Hughes. This denominator is also referred to in the GM restated certificate of incorporation as the "Class H dividend base."

     . The Class H dividend base was initially established by the GM board in connection with the 1985 acquisition of Hughes Aircraft Company and the initial issuance of Class H common stock. The Class H dividend base was determined by negotiation between GM and the seller of Hughes Aircraft Company based on the value of Hughes immediately after the acquisition and the amount of Class H common stock the seller was to receive in the transaction. It has since been adjusted by the GM board in accordance with the GM restated certificate of incorporation to reflect various events, including a stock split in 1988 and contributions by GM of Class H common stock to Hughes from time to time for use in connection with employee benefit plans. The amount of the Class H dividend base was continued when the Class H common stock was recapitalized as part of the 1997 restructuring of Hughes. The Class H dividend base was adjusted in connection with Hughes' acquisition of PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company as described elsewhere in this prospectus. The Class H dividend base will be adjusted in connection with this offering and the related equity contribution by GM and is subject to future adjustment, as described below.

     . For the quarter ended March 31, 1999, the numerator of the fraction was approximately 106.3 million and the denominator was approximately 400.2 million. The resulting fraction, approximately 26.6%, represents the current tracking stock interest in the earnings of Hughes allocated to the holders of the Class H common stock. The remaining 73.4% of the tracking stock interest is currently allocated to the holders of $1 2/3 common stock.

     . The currently outstanding shares of Class H common stock do not represent a 100% tracking stock interest in the earnings of Hughes because GM has not yet issued the full number of shares of Class H common stock which can be issued under GM's restated certificate of incorporation, as determined by the Class H dividend base. To the extent GM issues more Class H common stock, the percentage of the earnings of Hughes allocated to Class H common stockholders would increase and the remaining tracking stock interest in the earnings of Hughes that would be allocated to the holders of $1 2/3 common stock would proportionately decrease. Such percentage will also be affected by any related adjustments to the Class H dividend base. At such time, if any, as GM has issued a number of shares of Class H common stock which causes the fraction to be equal to one, the holders of Class H common stock would have a 100% tracking stock interest in the earnings of Hughes and the holders of $1 2/3 common stock would have no tracking stock interest in Hughes' earnings.

     . All determinations of the available separate consolidated net income of Hughes are in the discretion of the GM board and are final and binding on all GM stockholders.

      You may calculate the approximate earnings per share attributable to Class H common stock by dividing the quarterly earnings allocated to Class H common stock, i.e., the available separate consolidated net income of Hughes, by the weighted average number of these shares outstanding during the quarter. The weighted average number of shares of Class H common stock outstanding is also the numerator of the fraction used to determine the available separate consolidated net income of Hughes. You may also calculate approximately the same amount by dividing the quarterly earnings, i.e., net income, of Hughes used in computing the available separate consolidated net income of Hughes by the Class H dividend base.

      Calculation of Fraction Following the Offering

      The fraction is generally determined at the end of each quarter. As of March 31, 1999, the portion of Hughes' earnings allocable to the Class H common stock was about 26.6%, calculated as follows:

        Average number of
         shares of
        Class H common stock
         outstanding            106.3 million   = 26.6%
        --------------------    -------------
        Average Class H
         dividend base          400.2 million

      Since March 31, 1999, an additional              shares of Class H common
stock were issued in the PRIMESTAR/Tempo Satellite and U.S. Satellite Broadcasting Company acquisitions. In connection with these acquisitions, the Class H dividend base was also adjusted. Giving effect to these additional issuances and adjustments for a full quarter, the fraction would be calculated as follows:

        Average number of shares
         of
        Class H common stock
         outstanding                     +          =     %
        --------------------      ---------------
        Average Class H dividend
         base                            +

      Similarly, this offering will affect the fraction. The numerator, the number of shares of Class H common stock outstanding, will be increased by the number of shares sold in the offering. Because GM will contribute the proceeds of this offering to Hughes, the denominator of this fraction, the Class H dividend base, will also be increased by the number of shares sold in the offering. In addition, the Class H dividend base will be further increased to reflect the contribution to Hughes by GM of an additional $500 million substantially simultaneously with the closing of the offering. The actual increase to the dividend base associated with the additional GM contribution will be determined based on the price for shares of Class H common stock in this offering. For purposes of the below, we have assumed that this price is
$      per share, the closing sale price set forth on the cover of this prospectus. Accordingly, giving effect to the offering and these adjustments for a full quarter, the fraction would be calculated as follows:

       Average number of shares
        of
       Class H common stock
        outstanding                              =      %
       -------------------------- ------------
       Average Class H dividend
        base

Thus, after this offering and the contribution by GM, about      % of Hughes'
earnings will be allocated to the Class H common stock for earnings per share
and dividend purposes. The balance, about      %, will be allocated to GM's
other class of common stock, its $1 2/3 common stock.

Dividend Policy

      GM's board has adopted a policy statement which, among other things, provides that the GM board's quarterly dividend policy regarding the Class H common stock is to declare and pay quarterly dividends on the Class H common stock in an amount that will equal the product of the aggregate amount of each quarterly dividend GM receives as a stockholder of Hughes, if any, multiplied by the fraction used to determine the available separate consolidated net income of Hughes at the time the dividend is declared by Hughes. The policy statement expressly provides that GM will pay the quarterly dividend on the Class H common stock as soon as practicable after receipt of the corresponding dividend payment from Hughes. For the text of the GM board policy statement, see "Overview of GM Capital Stock--GM Board Policy Statement."

      Delaware law and the GM restated certificate of incorporation do not require the GM board to declare dividends on any class of GM common stock. The declaration of any dividend on either class is a matter to be acted upon by the GM board upon the recommendation of GM management. If and to the extent the GM board chooses to declare dividends on either or both of the classes of GM common stock, neither Delaware law nor the GM restated certificate of incorporation requires any proportionate or other fixed relationship between the amount of the dividends declared on the different classes of common stock. The GM board reserves the right to reconsider from time to time its policies and practices regarding dividends on GM common stock and to increase or decrease the dividends paid on GM common stock. The GM board may reconsider such matters on the basis of GM's consolidated financial position, which includes liquidity and other factors, and, with regard to Class H common stock, the earnings and consolidated financial position of Hughes. You many find information regarding GM and its consolidated financial performance, including management's discussion and analysis, in the documents incorporated into this prospectus by reference.

      Since the completion of the restructuring of Hughes in late 1997, GM has not paid dividends on the Class H common stock and does not expect to do so in the foreseeable future. Future earnings of Hughes are expected to be retained for the development of the business of Hughes.

Voting Rights

      GM's restated certificate of incorporation entitles holders of Class H common stock and $1 2/3 common stock to a fixed number of votes per share on all matters submitted to GM's common stockholders for a vote. Except as described below, holders of Class H common stock vote together as a single class with the holders of $1 2/3 common stock based on their respective voting rights described in the GM restated certificate of incorporation. The GM restated certificate of incorporation entitles each share of Class H common stock to 0.60 vote per share and each share of $1 2/3 common stock to one vote per share. The number of votes for each share of Class H common stock and $1 2/3 common stock is subject to adjustment as described below under "-- Subdivision or Combination." Class H common stock votes separately as a class only on any amendment to the GM restated certificate of incorporation which adversely affects the rights, powers or privileges of the Class H common stock or increases in the number of authorized shares of Class H common stock. Neither holders of Class H common stock nor holders of $1 2/3 common stock vote, either as a separate class or together, on any adjustment of the Class H dividend base or any other determination made in the calculation of the available separate consolidated net income of Hughes.

Liquidation Rights

      In the event of the liquidation, dissolution or winding up of the business of GM, whether voluntary or involuntary, GM's restated certificate of incorporation provides that, after the holders of GM preferred stock and GM preference stock receive their full preferential amounts, holders of Class H common stock and holders of $1 2/3 common stock will receive the assets remaining for distribution to GM's stockholders on a per share basis in proportion to their respective per share liquidation units. Subject to adjustment as described below under "--Subdivision or Combination," each share of Class H common stock has liquidation units equal to its number of votes, i.e., 0.60 liquidation unit, as described above under "--Voting Rights." Similarly, each share of $1 2/3 common stock has one liquidation unit. Holders of the Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM, which include 100% of the stock of Hughes.

Subdivision or Combination

      If GM subdivides or combines the outstanding shares of the $1 2/3 common stock or the Class H common stock, GM will appropriately adjust the voting and liquidation rights of shares of Class H common stock relative to $1 2/3 common stock. In the event that GM issues shares of Class H common stock as a dividend on shares of $1 2/3 common stock, GM will adjust the liquidation rights of the applicable class of common stock so that the relative aggregate liquidation rights of each stockholder would not change as a result of the dividend.

Recapitalization and Certain Other Transactions

      Under GM's restated certificate of incorporation, the GM board may recapitalize all outstanding shares of Class H common stock as shares of $1 2/3 common stock at any time after December 31, 2002 in the sole discretion of the GM board or automatically, if at any time GM, in one transaction or a series of related transactions, disposes of substantially all of the business of Hughes to a person, entity or group of which GM is not a majority owner. For purposes of the recapitalization provisions of GM's restated certificate of incorporation, substantially all of the business of Hughes means at least 80% of the business of Hughes, based on the fair market value of the assets, both tangible and intangible, of Hughes as of the time of the proposed transaction. No automatic recapitalization will occur on a disposition in connection with the dissolution, liquidation and winding up of GM and the distribution of the net assets of GM to GM's common stockholders. In the event of any recapitalization, each holder of Class H common stock would receive shares of $1 2/3 common stock having a market value as of the date provided in GM's restated certificate of incorporation equal to 120% of the market value of the holder's Class H common stock. Notwithstanding this provision of GM's restated certificate of incorporation or the policy statement adopted by GM's board, the GM board may propose to GM's common stockholders for their approval one or more transactions on terms different than those provided by this provision or by the GM board policy statement. See "Risk Factors--Risk Factors Relating to GM's Dual-Class Common Stock Capital Structure--GM Board Policies and Practices Relating to Class H Common Stock Can Be Changed Without Stockholder Approval" and "Overview of GM Capital Stock--GM Board Policy Statement."

      GM would not issue any fractional shares of $1 2/3 common stock in an exchange. In lieu of fractional shares, a holder of Class H common stock would receive cash equal to the product of the fraction of a share of $1 2/3 common stock which the holder would otherwise receive multiplied by the average market price per share of the $1 2/3 common stock on the valuation date, determined as provided in GM's restated certificate of incorporation.

      The GM board policy statement provides, among other things, that, subject to various exceptions, in the event that Hughes transfers any material assets to GM, the GM board shall declare and pay a dividend or make a distribution to holders of Class H common stock. In this event, these holders would receive a portion of the assets or cash or other assets having an equivalent fair value that is not less at the time of the transfer than the fraction used to determine the available separate consolidated net income of Hughes. The policy statement also provides that, subject to various exceptions, in the event that Hughes transfers any material assets to GM's stockholders, the portion of the assets transferred to the holders of Class H common stock will not be less at the time of the transfer than the fraction used to determine the available separate consolidated net income of Hughes. The exceptions to the provisions above include an exception for any transfer for which Hughes receives fair compensation. However, the policy statement provides that GM will not acquire in one transaction or a series of transactions a significant portion, i.e., more than 33%, of the business of Hughes for compensation without receiving the consent of the holders of a majority of the outstanding shares of Class H common stock, voting as a separate class, and $1 2/3 common stock, voting as a separate class. See "Overview of GM Capital Stock--GM Board Policy Statement."

Stock Exchange Listing

      The Class H common stock is listed on the New York Stock Exchange under the symbol "GMH." Application has been made to list on the New York Stock Exchange the shares of Class H common stock offered hereby.

Transfer Agent and Registrar; Direct Registration System

      BankBoston, N.A. serves as the transfer agent and registrar for the Class H common stock. Class H common stock is registered in book-entry form through the direct registration system. Under this system, unless a Class H stockholder requests a stock certificate, ownership of Class H common stock is reflected in account statements periodically distributed to Class H common stockholders by BankBoston, who holds the book-entry shares on behalf of Class H common stockholders.

                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
                  FOR NON-U.S. HOLDERS OF CLASS H COMMON STOCK

      The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of Class H common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" means any holder that is, for United States federal income tax purposes:

     .  nonresident alien individual;

     .  foreign corporation;

     .  nonresident alien fiduciary of a foreign estate or trust; or

     . foreign partnership, one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

      This discussion is based on currently existing provisions of the Internal Revenue Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to Non-U.S. Holders who hold their shares of Class H common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular Non-U.S. Holders in light of their personal circumstances, nor does it discuss certain tax provisions which may apply to individuals who relinquish their U.S. citizenship or residence.

      An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year; counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he

     . meets a lawful permanent residence test (a so-called "green card" test); or

     . elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

      Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of Class H common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Dividends

      In general, dividends paid to a Non-U.S. Holder of Class H common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a Non-U.S. Holder of common stock must properly file with the payer an IRS Form 1001, or successor form, claiming an exemption from or reduction in withholding under such tax treaty.

      Any dividends paid on shares of Class H common stock to a Non-U.S. Holder will not be subject to withholding tax, but instead are subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates if:

     . dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States; and

     .  an IRS Form 4224, or successor form, is filed with the payer.

Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

      Unless the payer has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to U.S. federal withholding tax (the "Final Withholding Tax Regulations") provide that a Non-U.S. Holder must comply with certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, the Final Withholding Tax Regulations will require a Non-U.S. Holder who provides an IRS Form 4224 or successor form, as discussed above, also to provide its U.S. taxpayer identification number.

      A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale of Class H Common Stock

      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the disposition of that holder's shares of Class H common stock unless:

     .  the gain either

             . is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or

             . if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder, and, in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

     . the Non-U.S. Holder is an individual who holds shares of Class H common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either

             . that individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States, unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition, or

             . the gain is attributable to an office or other fixed place of business maintained by that individual in the United States; or

     . General Motors is or has been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes, as discussed below.

      If a Non-U.S. Holder who is an individual is subject to the rules described in the first bullet point above, he or she will, unless an applicable tax treaty provides otherwise, be taxed on the net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under the second bullet point (i.e., holders with 183 days or more of presence in the U.S.) above, he or she will be subject to a flat 30% tax on the gain derived from the sale. If a Non-U.S. Holder that is a corporation falls under the first bullet point above, it will be taxed on the net gain from the sale at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

      A corporation is a USRPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of its U.S. and foreign real property interests and any other assets used or held for use by the corporation in a trade or business. Based on its current and anticipated assets, General Motors believes that it is not currently, and is not likely to become, a USRPHC. However, since the determination of USRPHC status is based upon the composition of the assets of General Motors from time to time, and because there are uncertainties in the application of certain relevant rules, there can be no assurance that General Motors will not become a USRPHC. If General Motors were to become a USRPHC, then gain on the sale or other disposition of Class H common stock by a Non-U.S. Holder generally would be subject to U.S. federal income tax unless both:

     . the common stock was "regularly traded" on an established securities market within the meaning of applicable Treasury regulations; and

     . the Non-U.S. Holder actually or constructively owned 5% or less of Class H common stock during the shorter of the five-year period preceding such disposition or the Non-U.S. Holder's holding period.

Non-U.S. Holders should consult their tax advisors concerning any U.S. tax consequences that may arise if General Motors were to become a USRPHC.

Federal Estate Tax

      Unless an applicable estate tax treaty provides otherwise, any shares of Class H common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      General Motors must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or certain other agreements.

      Backup withholding is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-U.S. Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. In the case of dividends paid on shares of Class H common stock after December 31, 2000, the Final Withholding Tax Regulations provide that a Non-U.S. Holder generally will be subject to withholding tax at a 31% rate unless certain certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, are complied with, directly or under certain circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on Class H common stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. The Final Withholding Tax Regulations provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless certification from the holder of the holder's Non-U.S. status is provided.

      The payment of proceeds from the disposition of Class H common stock by or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the beneficial owner provides the payer with its name and address and certifies, under penalties of perjury, that it is a Non-U.S. Holder, or otherwise establishes an exemption. The payment of proceeds from the disposition of Class H common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. Unless a broker has documentary evidence in its files that the owner of Class H common stock is a Non-U.S. Holder and has no actual knowledge to the contrary, the non-U.S. broker will be subject to information reporting, but not backup withholding, if those proceeds are paid to or through a non-U.S. office and that broker is:

     .  a U.S. person;

     . a "controlled foreign corporation" for U.S. federal income tax purposes;

     . a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

     . in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, a U.S. branch of a foreign bank or a foreign insurance company, as more completely described in the recently finalized Treasury regulations.

      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

General

      The Class H common stock will be offered in the United States and Canada through a number of U.S. underwriters as well as elsewhere through international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, ING Baring Furman Selz LLC, J.P. Morgan Securities Inc. and SG Cowen Securities Corporation, are U.S. representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among GM and the
U.S. underwriters, and concurrently with the sale of        shares of Class H
common stock to the international managers, GM has agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from GM, the number of shares of Class H common stock set forth opposite its name below.

                                                                         Number
                                                                           of
     U.S. Underwriter                                                    Shares
     ----------------                                                   --------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.............................................
     Goldman, Sachs & Co...............................................
     Morgan Stanley & Co. Incorporated.................................
     Salomon Smith Barney Inc..........................................
     Donaldson, Lufkin & Jenrette Securities Corporation...............
     ING Baring Furman Selz LLC........................................
     J.P. Morgan Securities Inc........................................
     SG Cowen Securities Corporation...................................
                                                                        --------
         Total.........................................................
                                                                        ========

      GM has also agreed with certain international managers outside the United States and Canada, for whom Merrill Lynch International, Goldman Sachs International, Morgan Stanley & Co. International Limited, Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette International, ING Barings Limited as agent for ING Bank N.V., London branch, J.P. Morgan Securities Ltd. and SG Cowen Securities International L.P. are acting as managers, that, subject to the terms and conditions set forth in the purchase agreement, and
concurrently with the sale of       shares of Class H common stock to the U.S.
underwriters pursuant to the purchase agreement, to sell to the international managers, and the international managers severally have agreed to purchase from
GM, an aggregate of              shares of Class H common stock. The public
offering price per share and the total underwriting discount per share of Class H common stock are identical for the U.S. shares and the international shares.

      In the purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class H common stock being sold under the terms of the purchase agreement if any of the shares of Class H common stock being sold under the purchase agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings with respect to the sale of shares of Class H common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

      GM has agreed to indemnify the U.S. underwriters and the international managers against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and the international managers may be required to make in respect of those liabilities.

      The shares of Class H common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

      The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of Class H common stock to the public at the public offering price set forth on the cover page of this prospectus, and
to certain dealers at such price less a concession not in excess of $      per
share of Class H common stock. The U.S. underwriters may allow, and such
dealers may reallow, a discount not in excess of $      per share of Class H
common stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the U.S. underwriters and the international managers and the proceeds before expenses to GM. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                 Without  With
                                                       Per Share Option  Option
                                                       --------- ------- ------
     Public offering price............................  $        $       $
     Underwriting discount............................  $        $       $
     Proceeds, before expenses, to GM.................  $        $       $

      The underwriters have agreed to reimburse GM for certain of its expenses in connection with the offering.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of Class H common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of Class H common stock will not offer to sell or sell shares of Class H common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of Class H common stock will not offer to sell or sell shares of Class H common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

Over-allotment Option

      GM has granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of Class H common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Class H common stock offered hereby. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class H common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table.

      GM has also granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate
of        additional shares of Class H common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

No Sales of Similar Securities

      GM has agreed, with certain exceptions, without the prior written consent of Merrill Lynch and Goldman Sachs on behalf of the underwriters, for a period of 90 days after the date of this prospectus, not to directly or indirectly:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of Class H common stock or securities convertible into or exchangeable or exercisable for or repayable with Class H common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of Class H common stock; or

     . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of Class H common stock whether any such swap or transaction is to be settled by delivery of Class H common stock or other securities, in cash or otherwise.

In addition, persons that received      million shares of Class H common stock
in connection with the merger of U.S. Satellite Broadcasting Company and Hughes have entered into agreements containing the same restrictions on transfer of their Class H common stock described above.

New York Stock Exchange Listing

      The Class H common stock is listed on the New York Stock Exchange under the symbol "GMH."

Price Stabilization and Short Positions

      Until the distribution of the Class H common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of Class H common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of the Class H common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class H common stock.

      If the underwriters create a short position in the Class H common stock in connection with the offering, i.e., if they sell more shares of Class H common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing Class H common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither GM, Hughes nor any of the underwriters makes any representation or prediction as to the direction or magnitude or any effect that the transactions described above may have on the price of the Class H common stock. In addition, neither GM, Hughes nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters or their affiliates have provided investment banking, financial advisory and banking services to GM, Hughes and their respective affiliates, for which they have received customary compensation. The underwriters may continue to render these services in the future.

      The net proceeds from the offering will be contributed by GM to Hughes. Hughes will use these funds, together with an additional $500 million contributed to it by GM, to repay loans which were made to Hughes by affiliates of some of the underwriters. Because more than 10% of the proceeds of the offering are intended to be directed to affiliates of some of the underwriters, the offering is being made pursuant to the provisions of section (c)(8) of Rule 2710 of the NASD Conduct Rules.

                                 LEGAL MATTERS

      The legality of shares of the Class H common stock offered hereby will be passed upon for General Motors by Warren G. Andersen, Attorney, Legal Staff of General Motors. Mr. Andersen beneficially owns shares of each class of General Motors common stock, including shares subject to options.

      The legality of the shares offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell. Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of the Board of Directors of GM and has acted as counsel for GM and its subsidiaries in various matters.

                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule of GM as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this prospectus by reference from GM's Current Report on Form 8-K dated April 12, 1999 and filed April 15, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Hughes as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of U.S. Satellite Broadcasting Company as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance on the authority of said firm as experts in giving said report.

      The consolidated financial statements and schedules of PRIMESTAR, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements and schedule of TCI Satellite and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of

KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements which may constitute "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, references to future success and other matters are forward-looking statements including statements preceded by, followed by or that include the words "believes," "expects," "intends" or "anticipates," or similar expressions. These statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual future results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this prospectus; general economic, market or business conditions; the opportunities that may be presented to and pursued by us and our respective subsidiaries; competitive actions in the industry; changes in laws or regulations; and other factors, many of which are beyond our and our subsidiaries' control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on us and our respective subsidiaries or their business or operations. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

                      WHERE YOU CAN FIND MORE INFORMATION

      GM files annual, quarterly and current reports, proxy statements and other information with the SEC. GM's filings include information relating to Hughes. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. GM public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov". Reports, proxy statements and other information filed by GM is also available for inspection at the offices of the New York Stock Exchange, Inc., 120 Broad Street, New York, New York 10005.

      GM has filed a registration statement on Form S-3 to register with the SEC the Class H common stock offered in this offering. This prospectus is part of this registration statement. As allowed by the SEC rules, however, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows GM to incorporate by reference information into this prospectus, which means that GM can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in the prospectus or in later filed documents incorporated by reference in the prospectus. This prospectus incorporates by reference the documents set forth below that each of GM, Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite have previously filed with the SEC. These documents contain important information about GM, Hughes, U.S. Satellite Broadcasting Company, PRIMESTAR and TCI Satellite and their respective financial condition.

GM Filings (File No. 1-143)                           Period
----------------------------------------------------  --------------------------------------------
Annual Report on Form 10-K, except for Item 6, Item   Fiscal Year ended December 31, 1998
7, Item 8, Item 14(a)(2), and Item 14, Exhibit 12
Current Reports on Form 8-K                           Date filed: January 15, 1999; January 20,
                                                      1999; January 22, 1999; January 27, 1999;
                                                      February 5, 1999; April 9, 1999 (2 reports);
                                                      April 15, 1999 (2 reports); and April 21,
                                                      1999

Description of the Class H common stock set forth in Article Fourth of GM's Restated Certificate of
Incorporation as amended, filed as Exhibit 3(i) to the Current Report on Form 8-K dated June 8, 1998

U.S. Satellite Broadcasting Company, Inc. Filings
(File No. 0-27492)                                    Period
----------------------------------------------------  --------------------------------------------
Consolidated financial statements (including the      Fiscal Year ended December 31, 1998
notes thereto), included in the Annual Report on
Form 10-K

PRIMESTAR Filings (File No. 0-23883)                  Period
----------------------------------------------------  --------------------------------------------
Consolidated financial statements (including the      Fiscal Year ended December 31, 1998
notes thereto), included in the Annual Report on
Form 10-K

TCI Satellite Entertainment, Inc. Filings (File No.
0-21317)                                              Period
----------------------------------------------------  --------------------------------------------
Consolidated financial statements (including the      Fiscal Year ended December 31, 1998
notes thereto), included in the Annual Report on
Form 10-K

      GM hereby incorporates by reference into this prospectus additional documents that it may file with the SEC between the date of this prospectus and the termination of the offering of the shares offered hereby. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You may have received some of the documents incorporated by reference, but you can obtain any of them through GM or the SEC or the SEC's Internet site described above. Documents incorporated by reference are available from GM without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

                      General Motors Corporation
                      100 Renaissance Center
                      Detroit, Michigan 48243-7301
                      Attention: Hughes Electronics Investor Relations
                      (310) 662-9688

      If you request any incorporated documents from us, we will mail them to you by first class mail, or other equally prompt means, within one business day of receipt of your request.

                                   APPENDIX A
                         FINANCIAL STATEMENTS OF HUGHES

Index                                                                       Page
-----                                                                       ----
Hughes Unaudited Supplemental Pro Forma Financial Data:
  Introduction.............................................................  A-2
  Condensed Statement of Income............................................  A-3
  Condensed Balance Sheet..................................................  A-3
  Selected Segment Data....................................................  A-4
  Selected Financial Data..................................................  A-5

Hughes Financial Statements:
  Independent Auditors' Report.............................................  A-6
  Statement of Income and Available Separate Consolidated Net Income.......  A-7
  Balance Sheet............................................................  A-8
  Statement of Changes in Owner's Equity...................................  A-9
  Statement of Cash Flows for the three years ended December 31, 1998...... A-10
  Notes to Financial Statements............................................ A-11

             HUGHES UNAUDITED SUPPLEMENTAL PRO FORMA FINANCIAL DATA

      Hughes' financial statements reflect the application of purchase accounting adjustments as described in Note 1 to the financial statements, which follow the unaudited supplemental pro forma financial data. However, as provided in GM's restated certificate of incorporation, the earnings attributable to Class H common stock for purposes of determining the amount available for the payment of dividends on Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's 1985 purchase of Hughes Aircraft Company, a predecessor of Hughes, amounted to $21.0 million in 1998, 1997 and 1996. Such amounts are excluded from the earnings available for the payment of dividends on Class H common stock and are charged against earnings available for the payment of dividends on GM's $1 2/3 par value common stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $426.6 million, $447.6 million and $468.6 million at December 31, 1998, 1997 and 1996, respectively.

                         HUGHES ELECTRONICS CORPORATION

                  UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

                    PRO FORMA CONDENSED STATEMENT OF INCOME

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
                                                     (Dollars in Millions
                                                  Except Per Share Amounts)
Total revenues................................... $5,963.9  $5,128.3  $4,008.7
Total costs and expenses.........................  5,693.8   4,821.9   3,798.6
                                                  --------  --------  --------
Operating profit.................................    270.1     306.4     210.1
Non-operating (expense) income...................    (58.3)    332.8      33.0
Income taxes.....................................    (44.7)    236.7     104.8
Minority interests in net losses of
 subsidiaries....................................     24.4      24.8      52.6
Income (loss) from discontinued operations.......               64.0      (7.4)
Extraordinary item...............................              (20.6)
Cumulative effect of account change..............     (9.2)
                                                  --------  --------  --------
Earnings Used for Computation of Available
  Separate Consolidated Net Income............... $  271.7  $  470.7  $  183.5
                                                  ========  ========  ========
Earnings Attributable to General Motors
  Class H Common Stock on a Per Share Basis:
  Income from continuing operations before
   extraordinary item and cumulative effect of
   accounting change............................. $   0.70  $   1.07  $   0.48
  Discontinued operations........................               0.16     (0.02)
  Extraordinary item.............................              (0.05)
  Cumulative effect of accounting change.........    (0.02)
                                                  --------  --------  --------
Earnings Attributable to General Motors
  Class H Common Stock........................... $   0.68  $   1.18  $   0.46
                                                  ========  ========  ========

                       PRO FORMA CONDENSED BALANCE SHEET

                                                              December 31,
                                                           -------------------
                                                             1998      1997
                          ASSETS                           --------- ---------
                                                               (Dollars in
                                                                Millions)
Total Current Assets...................................... $ 3,846.4 $ 4,773.1
Satellites, net...........................................   3,197.5   2,643.4
Property, net.............................................   1,059.2     889.7
Net Investment in Sales-type Leases.......................     173.4     337.6
Intangible Assets, Investments and Other Assets, net......   4,731.9   3,639.6
                                                           --------- ---------
  Total Assets............................................ $13,008.4 $12,283.4
                                                           ========= =========
              LIABILITIES AND OWNER'S EQUITY
Total Current Liabilities................................. $ 2,009.5 $ 1,449.8
Long-Term Debt............................................     778.7     637.6
Postretirement Benefits Other Than Pensions, Other
 Liabilities and Deferred Credits.........................   1,783.2   1,724.1
Minority Interests........................................     481.7     607.8
Total Owner's Equity (1)..................................   7,955.3   7,864.1
                                                           --------- ---------
Total Liabilities and Owner's Equity (1).................. $13,008.4 $12,283.4
                                                           ========= =========

--------
Certain 1997 amounts have been reclassified to conform with the 1998 presentation.
* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.
(1) General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

                        PRO FORMA SELECTED SEGMENT DATA

                                                  Years Ended December 31,
                                                ------------------------------
                                                  1998       1997       1996
                                                ---------  ---------  --------
                                                   (Dollars in Millions)
Direct-To-Home Broadcast
Total Revenues................................. $ 1,816.1  $ 1,276.9  $  621.0
Operating Loss.................................    (228.1)    (254.6)   (319.8)
Depreciation and Amortization..................     102.3       86.1      67.3
Segment Assets.................................   2,190.4    1,408.7   1,023.4
Capital Expenditures (1).......................     230.8      105.6      63.5

Satellite Services
Total Revenues................................. $   767.3  $   629.9  $  482.8
Operating Profit...............................     321.6      296.2     242.4
Operating Profit Margin........................      41.9%      47.0%     50.2%
Depreciation and Amortization..................     231.7      141.9      55.2
Segment Assets.................................   5,824.2    5,612.8   1,202.6
Capital Expenditures (2).......................     921.7      625.7     308.7

Satellite Systems
Total Revenues................................. $ 2,831.1  $ 2,491.9  $2,056.4
Operating Profit...............................     246.3      226.3     183.3
Operating Profit Margin........................       8.7%       9.1%      8.9%
Depreciation and Amortization..................      49.2       39.4      34.4
Segment Assets.................................   1,491.2    1,312.6     757.8
Capital Expenditures...........................      99.7      113.9      87.8

Network Systems
Total Revenues................................. $ 1,076.7  $ 1,011.3  $1,070.0
Operating Profit...............................      10.9       74.1     107.7
Operating Profit Margin........................       1.0%       7.3%     10.1%
Depreciation and Amortization..................      41.7       32.0      28.3
Segment Assets.................................   1,299.0    1,215.6     964.0
Capital Expenditures...........................      40.0       43.1      45.3

Eliminations and Other
Total Revenues................................. $  (527.3) $  (281.7) $ (221.5)
Operating (Loss)...............................     (80.6)     (35.6)     (3.5)
Depreciation and Amortization..................       8.9       (3.0)      9.4
Segment Assets.................................   2,203.6    2,733.7     (43.8)
Capital Expenditures...........................     136.3      (61.7)    (55.9)

Total
Total Revenues................................. $ 5,963.9  $ 5,128.3  $4,008.7
Operating Profit...............................     270.1      306.4     210.1
Operating Profit Margin........................       4.5%       6.0%      5.2%
Depreciation and Amortization..................     433.8      296.4     194.6
Segment Assets.................................  13,008.4   12,283.4   3,904.0
Capital Expenditures...........................   1,428.5      826.6     449.4

--------

Certain 1997 and 1996 amounts have been reclassified to conform with 1998 classifications.

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.

(1) Includes expenditures related to satellites amounting to $70.2 million in 1998.
(2) Includes expenditures related to satellites amounting to $726.3 million, $606.1 million and $259.2 million, respectively. Also included in the 1998 amount is $155.5 million related to the early buy-out of satellite sale-leasebacks.

                         HUGHES ELECTRONICS CORPORATION

             UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*--Concluded

                       PRO FORMA SELECTED FINANCIAL DATA

                                            Years Ended December 31,
                                       --------------------------------------
                                        1998    1997    1996    1995    1994
                                       ------  ------  ------  ------  ------
                                             (Dollars in Millions)
Operating profit...................... $  270  $  306  $  210  $  172  $  235
Income from continuing operations
 before income taxes, minority
 interests, extraordinary item and
 cumulative effect of accounting
 change............................... $  212  $  639  $  243  $  119  $  174
Earnings used for computation of
 available separate consolidated net
 income............................... $  272  $  471  $  184  $   27  $   62
Average number of GM Class H dividend
 base shares (in millions) (1)........  399.9   399.9   399.9   399.9   399.9
Owner's equity........................ $7,955  $7,864  $2,023  $2,119  $1,790
Working capital....................... $1,837  $3,323  $  278  $  312  $  274
Operating profit as a percent of
 revenues.............................    4.5%    6.0%    5.2%    5.4%    8.7%
Income from continuing operations
 before income taxes, minority
 interests, extraordinary item and
 cumulative effect of accounting
 change as a percent of revenues......    3.6%   12.5%    6.1%    3.8%    6.5%
Net income as a percent of revenues...    4.6%    9.2%    4.6%    0.9%    2.3%
Return on equity (2)..................    3.4%    9.5%    8.9%    1.4%    3.8%
Income before interest expense and
 income taxes as a percent of
 capitalization (3)...................    3.2%   14.3%   16.3%    9.4%   14.0%
Pre-tax return on total assets (4)....    1.9%    8.2%    8.0%    3.8%    6.0%

--------

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 105.3 million in 1998.

(2) Earnings used for computation of available separate consolidated net income divided by average owner's equity (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

(3) Income from continuing operations before interest expense, income taxes, extraordinary item and cumulative effect of accounting change divided by average owner's equity plus average total debt.

(4) Income from continuing operations before income taxes, extraordinary item and cumulative effect of accounting change divided by average total assets.

                         HUGHES ELECTRONICS CORPORATION

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hughes Electronics Corporation:

      We have audited the accompanying Balance Sheet of Hughes Electronics Corporation (as more fully described in Note 1 to the financial statements) as of December 31, 1998 and 1997 and the related Statement of Income and Available Separate Consolidated Net Income, Statement of Changes in Owner's Equity and Statement of Cash Flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Hughes Electronics Corporation at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

      As discussed in Note 2 to the accompanying financial statements, effective January 1, 1998, Hughes Electronics Corporation changed its method of accounting for costs of start-up activities by adopting American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities.

                                           /s/ Deloitte & Touche LLP
                                            -----------------------------------
                                            DELOITTE & TOUCHE LLP

Los Angeles, California
January 20, 1999
(March 1, 1999 as to Note 19)

                         HUGHES ELECTRONICS CORPORATION

                            STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
                                                     (Dollars in Millions
                                                            Except
                                                      Per Share Amounts)
Revenues
  Product sales.................................  $3,360.3  $3,143.6  $3,009.0
  Direct broadcast, leasing and other services..   2,603.6   1,984.7     999.7
                                                  --------  --------  --------
Total Revenues..................................   5,963.9   5,128.3   4,008.7
                                                  --------  --------  --------
Operating Costs and Expenses
  Cost of products sold.........................   2,627.3   2,493.3   2,183.7
  Broadcast programming and other costs.........   1,175.7     912.3     631.8
  Selling, general and administrative expenses..   1,457.0   1,119.9     788.5
  Depreciation and amortization.................     433.8     296.4     194.6
  Amortization of GM purchase accounting
   adjustments..................................      21.0      21.0      21.0
                                                  --------  --------  --------
Total Operating Costs and Expenses..............   5,714.8   4,842.9   3,819.6
                                                  --------  --------  --------
Operating Profit................................     249.1     285.4     189.1
Interest income.................................     112.3      33.1       6.8
Interest expense................................     (17.5)    (91.0)    (42.9)
Other, net......................................    (153.1)    390.7      69.1
                                                  --------  --------  --------
Income From Continuing Operations Before Income
 Taxes, Minority Interests, Extraordinary Item
 and Cumulative Effect of Accounting Change.....     190.8     618.2     222.1
Income taxes....................................     (44.7)    236.7     104.8
Minority interests in net losses of
 subsidiaries...................................      24.4      24.8      52.6
                                                  --------  --------  --------
Income from continuing operations before
 extraordinary item and cumulative effect of
 accounting change..............................     259.9     406.3     169.9
Income (Loss) from discontinued operations, net
 of taxes.......................................        --       1.2      (7.4)
Gain on sale of discontinued operations, net of
 taxes..........................................        --      62.8        --
                                                  --------  --------  --------
Income before extraordinary item and cumulative
 effect of accounting change....................     259.9     470.3     162.5
Extraordinary item, net of taxes................        --     (20.6)       --
Cumulative effect of accounting change, net of
 taxes..........................................      (9.2)       --        --
                                                  --------  --------  --------
Net Income......................................     250.7     449.7     162.5
Adjustments to exclude the effect of GM purchase
 accounting adjustments.........................      21.0      21.0      21.0
                                                  --------  --------  --------
Earnings Used for Computation of Available
 Separate Consolidated Net Income...............  $  271.7  $  470.7  $  183.5
                                                  ========  ========  ========
Available Separate Consolidated Net Income
Average number of shares of General Motors Class
 H Common Stock outstanding (in millions)
 (Numerator)....................................     105.3     101.5      98.4
Class H dividend base (in millions)
 (Denominator)..................................     399.9     399.9     399.9
Available Separate Consolidated Net Income......  $   71.5  $  119.4  $   45.2
                                                  ========  ========  ========
Earnings Attributable to General Motors Class H
 Common Stock on a Per Share Basis
Income from continuing operations before
 extraordinary item and cumulative effect of
 accounting change..............................  $   0.70  $   1.07  $   0.48
  Discontinued operations.......................        --      0.16     (0.02)
  Extraordinary item............................        --     (0.05)       --
  Cumulative effect of accounting change........     (0.02)       --        --
                                                  --------  --------  --------
Earnings Attributable to General Motors Class H
 Common Stock...................................  $   0.68  $   1.18  $   0.46
                                                  ========  ========  ========

--------

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                                 BALANCE SHEET

                                                             December 31,
                                                          --------------------
                                                            1998       1997
                         ASSETS                           ---------  ---------
                                                              (Dollars in
                                                               Millions)
Current Assets
  Cash and cash equivalents.............................. $ 1,342.1  $ 2,783.8
  Accounts and notes receivable, net of allowances of
   $23.9 and $15.2.......................................     922.4      630.0
  Contracts in process, less advances and progress
   payments of $27.0 and $50.2...........................     783.5      575.6
  Inventories............................................     471.5      486.4
  Prepaid expenses and other, including deferred income
   taxes of $33.6 and $93.2..............................     326.9      297.3
                                                          ---------  ---------
Total Current Assets.....................................   3,846.4    4,773.1
Satellites, net..........................................   3,197.5    2,643.4
Property, net............................................   1,059.2      889.7
Net Investment in Sales-type Leases......................     173.4      337.6
Intangible Assets, net of accumulated amortization of
 $413.2 and $318.3.......................................   3,552.2    2,954.8
Investments and Other Assets.............................   1,606.3    1,132.4
                                                          ---------  ---------
Total Assets............................................. $13,435.0  $12,731.0
                                                          =========  =========
             LIABILITIES AND OWNER'S EQUITY
Current Liabilities
  Accounts payable....................................... $   764.1  $   472.8
  Advances on contracts..................................     291.8      209.8
  Deferred revenues......................................      43.8       77.8
  Current portion of long-term debt......................     156.1         --
  Accrued liabilities....................................     753.7      689.4
                                                          ---------  ---------
Total Current Liabilities................................   2,009.5    1,449.8
                                                          ---------  ---------
Long-Term Debt...........................................     778.7      637.6
Deferred Gains on Sales and Leasebacks...................     121.5      191.9
Accrued Operating Leaseback Expense......................      56.0      100.2
Postretirement Benefits Other Than Pensions..............     150.7      154.8
Other Liabilities and Deferred Credits...................     811.1      706.4
Deferred Income Taxes....................................     643.9      570.8
Commitments and Contingencies
Minority Interests.......................................     481.7      607.8
Owner's Equity
  Capital stock and additional paid-in capital...........   8,146.1    8,322.8
  Net income retained for use in the business............     257.8        7.1
                                                          ---------  ---------
Subtotal Owner's Equity..................................   8,403.9    8,329.9
                                                          ---------  ---------
  Accumulated Other Comprehensive Income (Loss)
    Minimum pension liability adjustment.................     (37.1)     (34.8)
    Accumulated unrealized gains on securities...........      16.1       21.4
    Accumulated foreign currency translation
     adjustments.........................................      (1.0)      (4.8)
                                                          ---------  ---------
  Accumulated other comprehensive loss...................     (22.0)     (18.2)
                                                          ---------  ---------
Total Owner's Equity.....................................   8,381.9    8,311.7
                                                          ---------  ---------
Total Liabilities and Owner's Equity..................... $13,435.0  $12,731.0
                                                          =========  =========

--------

Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                     STATEMENT OF CHANGES IN OWNER'S EQUITY

                             (Dollars in Millions)

                                                   Net    Accumulated
                                       Capital    Income     Other
                            Parent    Stock and  Retained   Compre-
                          Company's   Additional for Use    hensive    Total    Compre-
                             Net       Paid-In    in the    Income    Owner's   hensive
                          Investment   Capital   Business   (loss)     Equity   Income
                          ----------  ---------- -------- ----------- --------  -------
Balance at January 1,
 1996...................  $ 2,615.1                         $ (6.2)   $2,608.9
Net distribution to
 Parent Company.........     (280.6)                                    (280.6)
Net income..............      162.5                                      162.5  $162.5
Foreign currency
 translation
 adjustments............                                       0.8         0.8     0.8
                                                                                ------
Comprehensive income....                                                        $163.3
                          ---------                         ------    --------  ======
Balance at December 31,
 1996...................    2,497.0                           (5.4)    2,491.6
Net contribution from
 Parent Company.........    1,124.2                                    1,124.2
Transfer of capital from
 Parent Company's net
 investment.............   (4,063.8)   $4,063.8                             --
Capital contribution
 resulting from the
 Hughes Transactions....                4,259.0                        4,259.0
Minimum pension
 liability adjustment
 resulting from the
 Hughes Transactions....                                     (34.8)      (34.8)
Unrealized gains on
 securities resulting
 from the Hughes
 Transactions...........                                      21.4        21.4
Net income..............      442.6               $  7.1                 449.7  $449.7
Foreign currency
 translation
 adjustments............                                       0.6         0.6     0.6
                                                                                ------
Comprehensive income....                                                        $450.3
                          ---------    --------   ------    ------    --------  ======
Balance at December 31,
 1997...................         --     8,322.8      7.1     (18.2)    8,311.7
Net income..............                           250.7                 250.7  $250.7
Delco post-closing price
 adjustment.............                 (199.7)                        (199.7)
Tax benefit from
 exercise of GM Class H
 common stock options...                   23.0                           23.0
Minimum pension
 liability adjustment...                                      (2.3)       (2.3)   (2.3)
Foreign currency
 translation
 adjustments............                                       3.8         3.8     3.8
Unrealized gains on
 securities:
 Unrealized holding
  gains.................                                       1.8         1.8     1.8
 Less: reclassification
  adjustment for gains
  included in net
  income................                                      (7.1)       (7.1)   (7.1)
                                                                                ------
Comprehensive income....                                                        $246.9
                          ---------    --------   ------    ------    --------  ======
Balance at December 31,
 1998...................  $      --    $8,146.1   $257.8    $(22.0)   $8,381.9
                          =========    ========   ======    ======    ========

--------

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                            STATEMENT OF CASH FLOWS

                                                    Years Ended December 31,
                                                    --------------------------
                                                      1998      1997     1996
                                                    --------  --------  ------
                                                     (Dollars in Millions)
Cash Flows from Operating Activities
Net Income......................................... $  250.7  $  449.7  $162.5
Adjustments to reconcile net income to net cash
 provided by continuing operations
 (Income) Loss from discontinued operations, net
  of taxes.........................................       --      (1.2)    7.4
 Gain on sale of discontinued operations, net of
  taxes............................................       --     (62.8)     --
 Extraordinary item, net of taxes..................       --      20.6      --
 Cumulative effect of accounting change, net of
  taxes............................................      9.2        --      --
 Depreciation and amortization.....................    433.8     296.4   194.6
 Amortization of GM purchase accounting
  adjustments......................................     21.0      21.0    21.0
 Net gain on sale of investments and businesses
  sold.............................................    (13.7)   (489.7) (120.3)
 Gross profit on sales-type leases.................       --     (33.6)  (51.8)
 Deferred income taxes and other...................    153.2     285.5    91.9
 Change in other operating assets and liabilities
   Accounts and notes receivable...................    (97.5)   (239.0)  (87.0)
   Contracts in process............................   (230.9)   (174.2)   54.1
   Inventories.....................................     20.2     (60.7) (121.5)
   Collections of principal on net investment in
    sales-type leases..............................     40.6      22.0    31.2
   Accounts payable................................    277.3    (184.1)  116.8
   Advances on contracts...........................     82.0     (95.6)   97.6
   Deferred revenues...............................    (34.0)    (21.2)   80.6
   Accrued liabilities.............................     66.8     217.8    22.4
   Deferred gains on sales and leasebacks..........    (36.2)    (42.9)  (41.6)
   Other...........................................    (67.3)    102.5   (90.5)
                                                    --------  --------  ------
 Net Cash Provided by Continuing Operations........    875.2      10.5   367.4
 Net cash used by discontinued operations..........       --     (15.9)   (8.0)
                                                    --------  --------  ------
 Net Cash Provided by (Used in) Operating
  Activities.......................................    875.2      (5.4)  359.4
                                                    --------  --------  ------
Cash Flows from Investing Activities
Investment in companies, net of cash acquired...... (1,240.3) (1,798.8)  (32.2)
Expenditures for property..........................   (343.6)   (251.3) (261.5)
Increase in satellites.............................   (945.2)   (633.5) (191.6)
Proceeds from sale of investments..................     12.4     242.0      --
Proceeds from the sale and leaseback of satellite
 transponders with General Motors Acceptance
 Corporation.......................................       --        --   252.0
Proceeds from the sale of minority interest in
 subsidiary........................................       --        --   137.5
Early buy-out of satellite under sale and
 leaseback.........................................   (155.5)       --      --
Proceeds from sale of discontinued operations......       --     155.0      --
Proceeds from disposal of property.................     20.0      55.1    15.3
Proceeds from insurance claims.....................    398.9        --      --
                                                    --------  --------  ------
 Net Cash Used in Investing Activities............. (2,253.3) (2,231.5)  (80.5)
                                                    --------  --------  ------
Cash Flows from Financing Activities
Long-term debt borrowings..........................  1,165.2   2,383.3      --
Repayment of long-term debt........................ (1,024.1) (2,851.9)     --
Premium paid to retire debt........................       --     (34.4)     --
Contributions from (distributions to) Parent
 Company...........................................       --   1,124.2  (279.8)
Payment to General Motors for Delco post-closing
 price adjustment..................................   (204.7)       --      --
Capital infusion resulting from Hughes
 Transactions......................................       --   4,392.8      --
                                                    --------  --------  ------
 Net Cash (Used in) Provided by Financing
  Activities.......................................    (63.6)  5,014.0  (279.8)
                                                    --------  --------  ------
Net (decrease) increase in cash and cash
 equivalents....................................... (1,441.7)  2,777.1    (0.9)
Cash and cash equivalents at beginning of the
 year..............................................  2,783.8       6.7     7.6
                                                    --------  --------  ------
Cash and cash equivalents at end of the year....... $1,342.1  $2,783.8  $  6.7
                                                    ========  ========  ======

--------
Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

Reference should be made to the Notes to Financial Statements.

                         HUGHES ELECTRONICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

Note 1: Basis of Presentation and Description of Business

      On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and General Motors Corporation ("GM"), the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1 2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit and the recapitalization of GM Class H common stock into a new tracking stock, GM Class H common stock, that is linked to the remaining telecommunications and space business. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes or Parent Company.

      In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space business of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite systems and network systems businesses, was contributed to the recapitalized Hughes Electronics. Such telecommunications and space business, both before and after the recapitalization, is hereinafter referred to as Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.

      Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. For the period prior to December 18, 1997, these financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, prior to December 18, 1997, interest expense in the Statement of Income and Available Separate Consolidated Net Income included an allocated share of total former Hughes' interest expense.

      The Hughes Transactions had a significant impact on the Hughes balance sheet. Prior to the consummation of the Hughes Transactions, Hughes participated in the centralized cash management system of former Hughes, wherein cash receipts were transferred to and cash disbursements were funded by former Hughes on a daily basis. Accordingly, Hughes' balance sheet included only cash and cash equivalents held directly by the telecommunications and space business. In conjunction with the completion of the Hughes Transactions, certain assets and liabilities were contributed by former Hughes to Hughes. The contributed assets and liabilities consisted principally of cash, pension assets and liabilities, liabilities for other postretirement benefits, deferred taxes, property and equipment, and other miscellaneous items. In addition, Hughes received $4.0 billion of cash proceeds from the borrowings incurred by Hughes Defense prior to its spin-off to GM.

      The accompanying financial statements include the applicable portion of intangible assets, including goodwill, and related amortization resulting from purchase accounting adjustments associated with GM's purchase of Hughes in 1985.

                         HUGHES ELECTRONICS CORPORATION

      Hughes is a leading manufacturer of communications satellites and provider of satellite-based services. It owns and operates one of the world's largest private fleets of geostationary communications satellites and is the world's leading supplier of satellite-based private business networks. Hughes is also a leader in the direct broadcast satellite market with its programming distribution service known as DIRECTV(R), which was introduced in the U.S. in 1994 and was the first high-powered, all digital, Direct-To-Home ("DTH") television distribution service in North America. DIRECTV began service in Latin America in 1996 and Japan in 1997. Hughes also provides communications equipment and services in the mobile communications and packet switching markets. Its equipment and services are applied in, among other things, data, video and audio transmission, cable and network television distribution, private business networks, digital cellular communications and DTH satellite broadcast distribution of television programming.

Note 2: Summary of Significant Accounting Policies

Principles of Combination and Consolidation

      Prior to December 18, 1997, the financial statements present the financial position, results of operations and cash flows of the telecommunications and space business owned and operated by former Hughes on a combined basis. Subsequent to the Hughes Transactions, the accompanying financial statements are presented on a consolidated basis. The financial statements include the accounts of Hughes and its domestic and foreign subsidiaries that are more than 50% owned or controlled by Hughes, with investments in associated companies in which Hughes owns at least 20% of the voting securities or has significant influence accounted for under the equity method of accounting.

Use of Estimates in the Preparation of the Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

Revenue Recognition

      Revenues are generated from sales of satellites and telecommunications equipment, DTH broadcast subscriptions, and the sale of transponder capacity and related services through outright sales, sales-type leases and operating lease contracts.

      Sales under long-term contracts are recognized primarily using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

      Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

                         HUGHES ELECTRONICS CORPORATION

      Sales which are not pursuant to long-term contracts are generally recognized as products are shipped or services are rendered. DTH subscription revenues are recognized when programming is viewed by subscribers. Programming payments received from subscribers in advance of viewing are recorded as deferred revenue until earned.

      Satellite transponder lease contracts qualifying for capital lease treatment (typically based on the term of the lease) are accounted for as sales-type leases, with revenues recognized equal to the net present value of the future minimum lease payments. Upon entering into a sales-type lease, the cost basis of the transponder is removed and charged to cost of products sold. The portion of each periodic lease payment deemed to be attributable to interest income is recognized in each respective period. Contracts for sales of transponders typically include telemetry, tracking and control ("TT&C") service agreements. Revenues related to TT&C service agreements are recognized as the services are performed.

      Transponder and other lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the respective lease term. Differences between operating lease payments received and revenues recognized are deferred and included in accounts and notes receivable or investments and other assets.

      Hughes has entered into agreements for the sale and leaseback of certain of its satellite transponders. The leaseback transactions have been classified as operating leases and, therefore, the capitalized cost and associated depreciation related to satellite transponders sold are not included in the accompanying financial statements. Gains resulting from such transactions are deferred and amortized over the leaseback period. Leaseback expense is recorded using the straight-line method over the term of the lease, net of amortization of the deferred gains. Differences between operating leaseback payments made and expense recognized are deferred and included in accrued operating leaseback expense.

Cash Flows

      Cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less.

      Net cash from operating activities includes cash payments made for interest of $53.2 million, $156.8 million and $55.8 million in 1998, 1997 and 1996, respectively. Net cash refunds received by Hughes for prior year income taxes amounted to $59.9 million in 1998. Cash payments for income taxes amounted to $24.0 million and $36.5 million in 1997 and 1996, respectively.

      Certain non-cash transactions occurred in connection with the consummation of the Hughes Transactions on December 17, 1997, resulting in a contribution of a net liability of $133.8 million.

      In 1997, in a separate non-cash transaction, Hughes' subsidiary, PanAmSat Corporation ("PanAmSat"), converted its outstanding preferred stock into debt amounting to $438.5 million.

Contracts in Process

      Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, with $151.0 million of the 1998 amount expected to be billed after one year. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

                         HUGHES ELECTRONICS CORPORATION

Inventories

      Inventories are stated at the lower of cost or market principally using the average cost method.

                                                                   1998   1997
                                                                  ------ ------
                                                                   (Dollars in
      Major Classes of Inventories                                  Millions)
      Productive material and supplies........................... $ 73.4 $ 57.5
      Work in process............................................  285.1  328.5
      Finished goods.............................................  113.0  100.4
                                                                  ------ ------
        Total.................................................... $471.5 $486.4
                                                                  ====== ======

Property, Satellites and Depreciation

      Property and satellites are carried at cost. Satellite costs include construction costs, launch costs, launch insurance and capitalized interest. Capitalized satellite costs represent the costs of successful satellite launches. Satellite costs related to unsuccessful launches, net of insurance proceeds, are recognized in the period of failure. Depreciation is computed generally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the asset or term of the lease.

Intangible Assets

      Intangible assets, a majority of which is goodwill, are amortized using the straight-line method over periods not exceeding 40 years.

Software Development Costs

      Other assets include certain software development costs capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalized software development costs at December 31, 1998 and 1997, net of accumulated amortization of $70.6 million and $107.7 million, respectively, totaled $104.1 million and $99.0 million. The software is amortized using the greater of the units of revenue method or the straight-line method over its useful life, not in excess of five years. Software program reviews are conducted to ensure that capitalized software development costs are properly treated and costs associated with programs that are not generating revenues are appropriately written off.

Valuation of Long-Lived Assets

      Hughes periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost of disposal.

                         HUGHES ELECTRONICS CORPORATION

Research and Development

      Expenditures for research and development are charged to costs and expenses as incurred and amounted to $121.4 million in 1998, $120.4 million in 1997 and $94.6 million in 1996.

Foreign Currency

      Substantially all of Hughes' foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of accumulated other comprehensive income
(loss), a separate component of owner's equity. Gains and losses resulting from remeasurement into the functional currency of transactions denominated in non-functional currencies are recognized in earnings. Net foreign currency transaction gains and losses included in the operating results were not material for all years presented.

Financial Instruments and Investments

      Hughes maintains investments in equity securities of unaffiliated companies. These investments are considered available-for-sale and carried at current fair value with unrealized gains or losses, net of taxes, reported as part of accumulated other comprehensive income (loss), a separate component of owner's equity. Fair value is determined by market quotes, when available, or by management estimate.

      Market values of financial instruments, other than debt and derivative instruments, are based upon management estimates. Market values of debt and derivative instruments are determined by quotes from financial institutions.

      The carrying value of cash and cash equivalents, accounts and notes receivable, investments and other assets, accounts payable, amounts included in accrued liabilities meeting the definition of a financial instrument and debt approximated fair value at December 31, 1998.

      Hughes' derivative contracts primarily consist of foreign exchange-forward contracts. Hughes enters into these contracts to reduce its exposure to fluctuations in foreign exchange rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. Gains and losses on foreign exchange-forward contracts designated as hedges of firm foreign currency commitments are recognized in income in the same period as gains and losses on the underlying transactions are recognized.

Stock Compensation

      Hughes issues stock options to employees with grant prices equal to the fair value of the underlying security at the date of grant. No compensation cost has been recognized for options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. See Note 10 for information regarding the pro forma effect on earnings of recognizing compensation cost based on the estimated fair value of the stock options granted, as required by SFAS No. 123, Accounting for Stock-Based Compensation.

      Compensation related to stock awards is recognized ratably over the vesting period and, where required, periodically adjusted to reflect changes in the stock price of the underlying security.

                         HUGHES ELECTRONICS CORPORATION

Market Concentrations and Credit Risk

      Sales under U.S. Government contracts were 12.4%, 15.3% and 22.5% of total revenues in 1998, 1997 and 1996, respectively. Hughes provides services and extends credit to a large number of customers in the commercial satellite communications market and to a large number of residential consumers. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

Accounting Change

      In 1998, Hughes adopted American Institute of Certified Pubic Accountants Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs previously capitalized be written off and recognized as a cumulative effect of accounting change, net of taxes, as of the beginning of the year of adoption. On a prospective basis, these types of costs are required to be expensed as incurred. The unfavorable cumulative effect of this accounting change at January 1, 1998 was $9.2 million after-tax, or $0.02 per share of GM Class H common stock.

New Accounting Standard

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires all derivatives to be recorded as either assets or liabilities and the instruments to be measured at fair value. Gains or losses resulting from changes in the values of those derivatives are to be recognized immediately or deferred depending on the use of the derivative and whether or not it qualifies as a hedge. Hughes plans to adopt SFAS No. 133 by January 1, 2000, as required. Management is currently assessing the impact of this statement on Hughes' results of operations and financial position.

Note 3: Property and Satellites, Net

                                                 Estimated
                                                Useful Lives
                                                  (years)      1998     1997
                                                ------------ -------- --------
                                                    (Dollars in Millions)
Land and improvements..........................     5-25     $   51.7 $   51.2
Buildings and unamortized leasehold
 improvements..................................     2-45        321.8    305.8
Machinery and equipment........................     3-12      1,163.1  1,015.4
Furniture, fixtures and office machines........     3-10         80.2     83.2
Construction in progress.......................      --         285.3    169.9
                                                             -------- --------
Total..........................................               1,902.1  1,625.5
Less accumulated depreciation..................                 842.9    735.8
                                                             -------- --------
Property, net..................................              $1,059.2 $  889.7
                                                             ======== ========
Satellites.....................................     9-16     $3,783.2 $3,051.9
Less accumulated depreciation..................                 585.7    408.5
                                                             -------- --------
Satellites, net................................              $3,197.5 $2,643.4
                                                             ======== ========

      Hughes capitalized interest of $55.3 million, $64.5 million and $12.9 million for 1998, 1997 and 1996, respectively, as part of the cost of its satellites under construction.

                         HUGHES ELECTRONICS CORPORATION

Note 4: Leasing Activities

      Future minimum lease payments due from customers under noncancelable satellite transponder operating leases, exclusive of amounts due from subleases reported below, are $550.5 million in 1999, $498.9 million in 2000, $477.6 million in 2001, $462.5 million in 2002, $440.7 million in 2003 and $2,031.7 million thereafter.

      The components of the net investment in sales-type leases are as follows:

                                                                  1998   1997
                                                                 ------ ------
                                                                  (Dollars in
                                                                   Millions)
      Total minimum lease payments.............................. $301.9 $662.5
      Less unearned interest income and allowance for doubtful
       accounts.................................................  106.0  297.1
                                                                 ------ ------
      Total net investment in sales-type leases.................  195.9  365.4
      Less current portion......................................   22.5   27.8
                                                                 ------ ------
        Total................................................... $173.4 $337.6
                                                                 ====== ======

      Future minimum payments due from customers under sales-type leases and related service agreements as of December 31, 1998 are as follows:

                                                              Minimum   Service
                                                               Lease   Agreement
                                                              Payments Payments
                                                              -------- ---------
                                                                 (Dollars in
                                                                  Millions)
      1999..................................................   $ 46.1    $ 4.5
      2000..................................................     44.7      5.7
      2001..................................................     45.8      5.7
      2002..................................................     44.9      5.7
      2003..................................................     43.4      5.7
      Thereafter............................................     77.0     10.4
                                                               ------    -----
        Total...............................................   $301.9    $37.7
                                                               ======    =====

      In February 1996, Hughes entered into a sale-leaseback agreement for certain satellite transponders on Galaxy III-R with General Motors Acceptance Corporation ("GMAC"), a subsidiary of GM. Proceeds from the sale were $252.0 million, and the sale resulted in a deferred gain of $108.8 million. In 1992 and 1991, Hughes entered into sale-leaseback agreements for certain transponders on Galaxy VII and SBS-6, respectively, resulting in deferred gains of $180.0 million in 1992 and $96.1 million in 1991. Deferred gains from sale-leaseback agreements are amortized over the expected term of leaseback period. In 1998, PanAmSat exercised certain early buy-out options on the SBS-6 transaction and repurchased the transponders for a total payment of $155.5 million. In January 1999, PanAmSat exercised early buy-out options for $141.3 million related to certain transponders on Galaxy VII, and has remaining early buy-out options of approximately $227.0 million on Galaxy III-R and Galaxy VII that can be exercised later in 1999.

                         HUGHES ELECTRONICS CORPORATION

      As of December 31, 1998, the future minimum leaseback amounts payable to lessors under the operating leasebacks and the future minimum sublease amounts due from subleases under noncancelable subleases are as follows:

                                                               Minimum
                                                              Leaseback Sublease
                                                              Payments  Amounts
                                                              --------- --------
                                                                 (Dollars in
                                                                  Millions)
      1999...................................................  $ 90.9    $ 57.5
      2000...................................................   120.3      58.2
      2001...................................................    71.9      53.2
      2002...................................................   110.9      49.5
      2003...................................................    26.6      34.2
                                                               ------    ------
        Total................................................  $420.6    $252.6
                                                               ======    ======

Note 5: Accrued Liabilities

                                                                   1998   1997
                                                                  ------ ------
                                                                   (Dollars in
                                                                    Millions)
Payroll and other compensation................................... $196.5 $200.2
Contract-related provisions......................................  138.0   76.0
Reserve for consumer finance and rebate programs.................   93.0   86.9
Other............................................................  326.2  326.3
                                                                  ------ ------
  Total.......................................................... $753.7 $689.4
                                                                  ====== ======

Note 6: Long-Term Debt

                                                                   1998   1997
                                                                  ------ ------
                                                                   (Dollars in
                                                                    Millions)
Notes payable.................................................... $750.0 $   --
Revolving credit facilities......................................  155.9  500.0
Bridge loan......................................................    --   100.0
Other............................................................   28.9   37.6
                                                                  ------ ------
Total debt.......................................................  934.8  637.6
Less current portion.............................................  156.1    --
                                                                  ------ ------
  Total long-term debt........................................... $778.7 $637.6
                                                                  ====== ======

      Notes payable consisted of five, seven, ten and thirty-year notes totaling $750.0 million issued by PanAmSat in January 1998. The proceeds received were used by PanAmSat to repay the revolving credit facility of $500.0 million and bridge loan of $100.0 million outstanding at December 31, 1997. The outstanding principal balances and interest rates for the five, seven, ten and thirty-year notes as of December 31, 1998 were $200.0 million at 6.00%, $275.0 million at 6.13%, $150.0 million at 6.38% and $125.0 million at 6.88%, respectively. Principal on the notes is payable at maturity, while interest is payable semi-annually.

      At December 31, 1998, Hughes' 59.1% owned subsidiary, SurFin Ltd. ("SurFin"), had a total of $155.9 million outstanding under two separate $150.0 million unsecured revolving credit facilities. The first matures on April 30, 1999 and the second matures on July 31, 1999. Both credit facilities, which are expected to be renewed, are subject to a facility fee of 0.10% per annum. Borrowings under these credit facilities bear interest at the Eurodollar Rate plus 0.15% and were included in current portion of long-term debt.

                         HUGHES ELECTRONICS CORPORATION

      Other long-term debt at December 31, 1998 and 1997 consisted primarily of notes bearing fixed rates of interest of 9.61% to 11.11%. Principal is payable at maturity in April 2007 while interest is payable semi-annually. Also included in other long-term debt at December 31, 1997 was $9.1 million of PanAmSat Senior Notes which were repaid in 1998.

      As part of a debt refinancing program undertaken by PanAmSat in 1997, an extraordinary charge of $20.6 million ($34.4 million before taxes) was recorded, related to the excess of the price paid for the debt over its carrying value, net of deferred financing costs.

      The aggregate maturities of long-term debt for the five years subsequent to December 31, 1998 are $156.1 million in 1999, $200.0 million in 2003 and $578.7 million thereafter.

      Hughes has $1.0 billion of unused credit available under two unsecured revolving credit facilities, consisting of a $750.0 million multi-year facility and a $250.0 million 364-day facility. The multi-year credit facility provides for a commitment of $750.0 million through December 5, 2002, subject to a facility fee of 0.07% per annum. Borrowings bear interest at a rate which approximates the London Interbank Offered Rate ("LIBOR") plus 0.155%. The 364-day credit facility provides for a commitment of $250.0 million through December 1, 1999, subject to a facility fee of 0.05% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.25%, with an additional 0.125% utilization fee when borrowings exceed 50% of the commitment. No amounts were outstanding under either facility at December 31, 1998. These facilities provide backup capacity for Hughes' $1.0 billion commercial paper program. No amounts were outstanding under the commercial paper program at December 31, 1998.

      PanAmSat maintains a $500.0 million multi-year revolving credit facility that provides for short-term and long-term borrowings and a $500.0 million commercial paper program that provides for short-term borrowings. The multi-year revolving credit facility provides for a commitment through December 24, 2002, subject to a facility fee of 0.10% per annum. Borrowings bear interest at a rate which approximates LIBOR plus 0.30%. Borrowings under the credit facility and commercial paper program are limited to $500.0 million in the aggregate. No amounts were outstanding under either agreement at December 31, 1998.

Note 7: Income Taxes

      The provision for income taxes is based on reported income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.

      Hughes and former Hughes (prior to December 18, 1997), and their domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by Hughes is generally equivalent to the liability it would have incurred on a separate return basis.

      Prior to December 18, 1997, certain income tax assets and liabilities were maintained by former Hughes. Income tax expense was allocated to Hughes as if Hughes filed a separate income tax return. In connection with the Hughes Transactions, certain income tax assets and liabilities were contributed to and assumed by Hughes on December 17, 1997 and are included in the accompanying balance sheet.

                         HUGHES ELECTRONICS CORPORATION

      The income tax provision consisted of the following:

                                                        1998     1997   1996
                                                       -------  ------ ------
                                                       (Dollars in Millions)
      U.S. Federal, state and foreign taxes currently
       (refundable) payable........................... $(177.3) $ 24.0 $ 36.5
      U.S. Federal, state and foreign deferred tax
       liabilities, net...............................   132.6   212.7   68.3
                                                       -------  ------ ------
        Total income tax (benefit) provision.......... $ (44.7) $236.7 $104.8
                                                       =======  ====== ======

      Income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change included the following components:

                                                           1998    1997    1996
                                                          ------  ------  ------
                                                              (Dollars in
                                                               Millions)
      U.S. income........................................ $283.8  $659.4  $218.4
      Foreign (loss) income..............................  (93.0)  (41.2)    3.7
                                                          ------  ------  ------
        Total............................................ $190.8  $618.2  $222.1
                                                          ======  ======  ======

      The combined income tax provision was different than the amount computed using the U.S. Federal statutory income tax rate for the reasons set forth in the following table:

                                                      1998     1997    1996
                                                     -------  ------  ------
                                                     (Dollars in Millions)
      Expected tax at U.S. Federal statutory income
       tax rate..................................... $  66.8  $216.4  $ 77.7
      Research and experimentation tax benefits.....  (183.6)  (39.3)    --
      Foreign sales corporation tax benefit.........   (30.1)  (25.5)  (24.0)
      U.S. state and local income taxes.............    13.7    24.8     9.4
      Purchase accounting adjustments...............     7.3     7.3     7.3
      Losses of equity method investees.............    36.7    18.7    14.8
      Minority interests in losses of partnership...    19.3    17.5    17.7
      Non-deductible goodwill amortization..........    20.1     9.7     --
      Other.........................................     5.1     7.1     1.9
                                                     -------  ------  ------
        Total income tax (benefit) provision........ $ (44.7) $236.7  $104.8
                                                     =======  ======  ======

                         HUGHES ELECTRONICS CORPORATION

      Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31 were as follows:

                                              1998                 1997
                                      -------------------- --------------------
                                      Deferred  Deferred   Deferred  Deferred
                                        Tax        Tax       Tax        Tax
                                       Assets  Liabilities  Assets  Liabilities
                                      -------- ----------- -------- -----------
                                                (Dollars in Millions)
   Profits on long-term contracts...   $145.5   $  155.5    $156.0   $  142.8
   Sales and leasebacks.............     65.4         --      85.8         --
   Employee benefit programs........     68.3      101.3      64.3      114.0
   Postretirement benefits other
    than pensions...................     72.3         --      72.9         --
   Customer deposits and rebates....     52.9         --      61.9         --
   State taxes......................     38.8         --      50.0         --
   Gain on PanAmSat merger..........       --      191.1        --      195.0
   Satellite launch insurance
    costs...........................       --      103.1        --       43.7
   Depreciation.....................       --      470.9        --      438.6
   Net operating loss and tax credit
    carryforwards...................     77.8        --         --         --
   Sale of equity interest in
    DIRECTV.........................       --       47.5        --       48.7
   Other............................     32.8       30.5      63.9       35.4
                                       ------   --------    ------   --------
   Subtotal.........................    553.8    1,099.9     554.8    1,018.2
   Valuation allowance..............    (64.2)        --     (14.2)        --
                                       ------   --------    ------   --------
   Total deferred taxes.............   $489.6   $1,099.9    $540.6   $1,018.2
                                       ======   ========    ======   ========

      No income tax provision has been made for the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested that amounted to approximately $18.5 million and $18.2 million at December 31, 1998 and 1997, respectively. Repatriation of all accumulated earnings would have resulted in tax liabilities of $6.4 million in 1998 and $5.4 million in 1997.

      At December 31, 1998, Hughes has $63.9 million of foreign operating loss carryforwards expiring in varying amounts between 1999 and 2003. A valuation allowance was provided for all of the foreign operating loss carryforwards.

      Hughes has an agreement with Raytheon which governs Hughes' rights and obligations with respect to U.S. Federal and state income taxes for all periods prior to the merger of Hughes Defense with Raytheon. Hughes is responsible for any income taxes pertaining to those periods prior to the merger, including any additional income taxes resulting from U.S. Federal and state tax audits. Hughes is also entitled to any U.S. Federal and state income tax refunds relating to those years.

      The U.S. Federal income tax returns of former Hughes have been examined through 1990. All years prior to 1983 are closed. Issues relating to the years 1983 through 1990 are being contested through various stages of administrative appeal. The Internal Revenue Service ("IRS") is currently examining former Hughes' U.S. Federal tax returns for years 1991 through 1994. Management believes that adequate provision has been made for any adjustment which might be assessed for open years.

      Hughes reached an agreement with the IRS regarding a claim for refund of U.S. Federal income taxes related to the treatment of research and experimentation costs for the years 1983 through 1995. Hughes recorded a total of $183.6 million of research and experimentation tax benefits during 1998, a substantial portion of which related to the above noted agreement with the IRS and covered prior years.

                         HUGHES ELECTRONICS CORPORATION

Note 8: Retirement Programs and Other Postretirement Benefits

      Hughes adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 required changes in disclosure of certain information about pensions and other postretirement benefits.

      Substantially all of Hughes' employees participate in Hughes' contributory and non-contributory defined benefit retirement plans. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Additionally, an unfunded, nonqualified pension plan covers certain employees. Hughes also maintains a program for eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes contributory defined benefit pension plans may become eligible for these health care and life insurance benefits if they retire from Hughes between the ages of 55 and 65.

      Prior to December 18, 1997, the pension-related assets and liabilities and the postretirement benefit plans were maintained by former Hughes for its non-automotive businesses and were not included in the Hughes balance sheet. A portion of former Hughes' net pension expense or income and postretirement benefit cost was allocated to Hughes and is included in the Statement of Income and Available Separate Consolidated Net Income. The net pension expense allocation was $12.3 million and $12.2 million for 1997 and 1996, respectively. For 1997 and 1996, the pension expense components including benefits earned during the year, interest accrued on benefits earned in prior years, actual return on assets and net amortization and deferral, were not determined separately for the Hughes participants. The postretirement benefit cost allocated to Hughes was $11.2 million and $10.4 million for 1997 and 1996, respectively. For 1997 and 1996, the postretirement benefit cost components, including benefits earned during the year, interest accrued on benefits earned in prior years and net amortization, were not determined separately for the Hughes employees. The 1997 information presented below is based on pro rata allocations from former Hughes for each pension and postretirement benefit component.

                         HUGHES ELECTRONICS CORPORATION

      The components of the pension benefit obligation and the other postretirement benefit obligation, as well as the net benefit obligation recognized in the balance sheet, are shown below:

                                                                      Other
                                                                 Postretirement
                                             Pension Benefits       Benefits
                                             ------------------  ----------------
                                               1998      1997     1998     1997
                                             --------  --------  -------  -------
                                                   (Dollars in Millions)
   Change in Benefit Obligation
   Net benefit obligation at beginning of
    year...................................  $1,556.4  $1,490.5  $ 135.6  $ 132.3
   Service cost............................      57.5      47.9      3.6      3.6
   Interest cost...........................     110.8     110.3      9.3      9.1
   Plan participants' contributions........      14.1      13.7       --       --
   Actuarial loss..........................      66.6      32.4     35.1      4.1
   Acquisitions/divestitures...............        --     (17.6)      --       --
   Benefits paid...........................    (151.3)   (120.8)   (12.0)   (13.5)
                                             --------  --------  -------  -------
   Net benefit obligation at end of year...   1,654.1   1,556.4    171.6    135.6
                                             ========  ========  =======  =======
   Change in Plan Assets
   Fair value of plan assets at beginning
    of year................................   1,906.1   1,716.4       --       --
   Actual return on plan assets............     165.0     302.4       --       --
   Employer contributions..................      20.3      12.0     12.0     13.5
   Plan participants' contributions........      14.1      13.7       --       --
   Acquisitions/divestitures...............        --     (17.6)      --       --
   Benefits paid...........................    (151.3)   (120.8)   (12.0)   (13.5)
   Transfers...............................       4.7        --       --       --
                                             --------  --------  -------  -------
   Fair value of plan assets at end of
    year...................................   1,958.9   1,906.1       --       --
                                             --------  --------  -------  -------
     Funded status at end of year..........     304.8     349.7   (171.6)  (135.6)
     Unamortized asset at date of
      adoption.............................        --     (12.8)      --       --
     Unamortized amount resulting from
      changes in plan provision............       4.4       5.1       --       --
     Unamortized net amount resulting from
      changes in plan experience and
      actuarial assumptions................     (80.8)   (122.3)     4.9    (31.0)
                                             --------  --------  -------  -------
   Net amount recognized at end of year....  $  228.4  $  219.7  $(166.7) $(166.6)
                                             ========  ========  =======  =======
   Amounts recognized in the balance sheet
    consist of:
     Prepaid benefit cost..................  $  248.1  $  227.0
     Accrued benefit cost..................     (89.3)    (83.8) $(166.7) $(166.6)
     Intangible asset......................       7.4      18.0      N/A      N/A
     Deferred tax assets...................      25.1      23.7      N/A      N/A
     Accumulated other comprehensive loss..      37.1      34.8      N/A      N/A
                                             --------  --------  -------  -------
   Net amount recognized at end of year....  $  228.4  $  219.7  $(166.7) $(166.6)
                                             ========  ========  =======  =======

                         HUGHES ELECTRONICS CORPORATION

      Included in the pension plan assets at December 31, 1998 are GM Class H common stock of $2.3 million, GM $1 2/3 common stock of $7.1 million and GMAC bonds of $3.3 million.

                                                                 Other
                                                  Pension   Postretirement
                                                 Benefits      Benefits
                                                ----------- ----------------
                                                1998  1997   1998     1997
                                                ----- ----- -------  -------
   Weighted-average assumptions as of December
    31
   Discount rate............................... 6.75% 7.25%    6.50%    6.75%
   Expected return on plan assets.............. 9.50% 9.50%     N/A      N/A
   Rate of compensation increase............... 5.00% 5.00%     N/A      N/A

      For measurement purposes, a 9.5% annual rate of increase per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually 0.5% per year to 6.0% in 2006.

                                                                   Other
                                                Pension       Postretirement
                                               Benefits          Benefits
                                            ----------------  ----------------
                                             1998     1997     1998     1997
                                            -------  -------  -------  -------
                                                 (Dollars in Millions)
   Components of net periodic benefit cost
   Benefits earned during the year......... $  57.5  $  47.9  $   3.6  $   3.6
   Interest accrued on benefits earned in
    prior years............................   110.8    110.3      9.3      9.1
   Expected return on assets...............  (144.5)  (135.7)      --       --
   Amortization components
     Unamortized asset at date of
      adoption.............................   (12.8)   (14.2)      --       --
     Unamortized amount resulting from
      changes in plan provisions...........     0.7      0.7       --       --
     Unamortized net amount resulting from
      changes in plan experience and
      actuarial assumptions................     4.6      3.3     (0.8)    (1.5)
                                            -------  -------  -------  -------
   Net periodic benefit cost............... $  16.3  $  12.3  $  12.1  $  11.2
                                            =======  =======  =======  =======

      The projected benefit obligation and accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $114.3 and $89.3, respectively, as of December 31, 1998, and $93.5 and $83.8, respectively, as of December 31, 1997. The pension plans with accumulated benefit obligations in excess of plan assets do not have any underlying assets.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                 1-Percentage   1-Percentage
                                                Point Increase Point Decrease
                                                -------------- --------------
                                                    (Dollars in Millions)
      Effect on total of service and interest
       cost components.........................     $ 1.5          $ (1.2)
      Effect on postretirement benefit
       obligation..............................      14.0           (12.2)

      Hughes maintains 401(k) plans for qualified employees. A portion of employee contributions are matched by Hughes and amounted to $30.6 million, $26.3 million and $16.7 million in 1998, 1997 and 1996, respectively.

                         HUGHES ELECTRONICS CORPORATION

      Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "other postretirement benefit obligation." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 9: Owner's Equity

      In connection with the Hughes Transactions, Hughes was recapitalized on December 17, 1997 at which time 1,000 shares of $1.00 par value common stock, representing all of the authorized and outstanding common stock of Hughes, were issued to GM. Prior to December 17, 1997, the equity of Hughes was comprised of Parent Company's net investment in its telecommunications and space business.

      The following represents changes in the components of accumulated other comprehensive income (loss), net of income taxes, as of December 31:

                                   1998                    1997                  1996
                          -----------------------  --------------------- ---------------------
                           Pre-     Tax             Pre-                  Pre-
                           tax    (Credit)  Net     tax     Tax    Net    tax     Tax    Net
                          Amount  Expense  Amount  Amount Expense Amount Amount Expense Amount
                          ------  -------- ------  ------ ------- ------ ------ ------- ------
                                                (Dollars in Millions)
Minimum pension
 liability adjustments..  $ (3.9)  $(1.6)  $(2.3)    --     --      --     --     --      --
Foreign currency
 translation
 adjustments............  $  6.4   $ 2.6   $ 3.8    $1.0   $0.4    $0.6   $1.3   $0.5    $0.8
Unrealized holding
 losses.................  $  3.0   $ 1.2   $ 1.8     --     --      --     --     --      --
Reclassification
 adjustment for gains
 included in net
 income.................  $(11.8)  $(4.7)  $(7.1)    --     --      --     --     --      --

Note 10: Incentive Plans

      Under the Hughes Electronics Corporation Incentive Plan ("the Plan"), as approved by the GM Board of Directors in 1998, shares, rights or options to acquire up to 35.6 million shares of GM Class H common stock on a cumulative basis were available for grant through December 31, 1998.

      The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options are granted. These nonqualified options generally vest over two to four years, expire ten years from date of grant and are subject to earlier termination under certain conditions.

      As part of the Hughes Transactions, the outstanding options of former Hughes employees who continued as Hughes employees were converted on December 18, 1997 into options to purchase recapitalized GM Class H common stock. Recognition of compensation expense was not required in connection with the conversion.

                         HUGHES ELECTRONICS CORPORATION

      Changes in the status of outstanding options were as follows:

                                                   Shares Under Weighted-Average
                                                      Option     Exercise Price
                                                   ------------ ----------------
GM Class H Common Stock
Outstanding at December 31, 1997..................  13,961,615       $29.08
Granted...........................................   4,180,525        51.02
Exercised.........................................  (1,506,241)       23.22
Terminated........................................    (937,179)       31.79
                                                    ----------       ------
Outstanding at December 31, 1998..................  15,698,720       $35.32
                                                    ==========       ======

      The following table summarizes information about the Plan stock options outstanding at December 31, 1998:

                        Options Outstanding          Options Exercisable
                 ---------------------------------- ---------------------
                              Weighted-
                               Average    Weighted-             Weighted-
                              Remaining    Average               Average
   Range of        Number    Contractual  Exercise    Number    Exercise
Exercise Prices  Outstanding Life (years)   Price   Exercisable   Price
---------------  ----------- -----------  --------- ----------- ---------
$9.86 to $20.00     833,203      3.7       $14.70      833,203   $14.70
 20.01 to 30.00   1,056,354      5.9        22.18    1,056,354    22.18
 30.01 to 40.00   9,800,388      8.2        32.08    3,344,007    32.64
 40.01 to 50.00   1,372,700      9.6        43.71           --       --
 50.01 to 54.79   2,636,075      9.3        54.79           --       --
                 ----------      ---       ------    ---------   ------
$9.86 to $54.79  15,698,720      8.1       $35.32    5,233,564   $27.67
                 ==========      ===       ======    =========   ======

      At December 31, 1998, 5,373,522 shares were available for grant under the Plan subject to GM Executive Compensation Committee approval.

      On May 5, 1997, PanAmSat adopted a stock option incentive plan with terms similar to the Plan. As of December 31, 1998, PanAmSat had issued 1,493,319 options to purchase its common stock with exercise prices ranging from $29.00 per share to $59.75 per share. The options vest ratably over three years and have a remaining life of approximately nine years on the 1998 options and eight and one-half years on the 1997 options. At December 31, 1998, 113,590 options were exercisable. The PanAmSat options have been considered in the following pro forma analysis.

      The following table presents pro forma information as if Hughes recorded compensation cost using the fair value of issued options on their grant date:

                                                          1998   1997   1996
                                                         ------ ------ ------
                                                         (Dollars in Millions
                                                           Except Per Share
                                                               Amounts)
   Reported earnings used for computation of available
    separate consolidated net income.................... $271.7 $470.7 $183.5
   Assumed stock compensation cost, net of tax..........   85.0   43.5    8.8
                                                         ------ ------ ------
   Adjusted earnings used for computation of available
    separate consolidated net income.................... $186.7 $427.2 $174.7
                                                         ====== ====== ======
   Reported earnings per share attributable to GM Class
    H common stock...................................... $ 0.68 $ 1.18 $ 0.46
   Adjusted earnings per share attributable to GM Class
    H common stock...................................... $ 0.47 $ 1.07 $ 0.44
                                                         ====== ====== ======

                         HUGHES ELECTRONICS CORPORATION

      For stock options granted prior to the Hughes Transactions, the estimated compensation cost was based upon an allocation from former Hughes which was calculated using the Black-Scholes valuation model for estimation of the fair value of its options. The following table presents the estimated weighted-average fair value of options granted and the assumptions used for the 1998 and 1997 calculations (stock volatility has been estimated based upon a three-year average derived from a study of a Hughes determined peer group and may not be indicative of actual volatility for future periods):

                                                                  1998    1997
                                                                 ------  ------
      Estimated fair value per option granted................... $22.78  $26.90
      Average exercise price per option granted.................  51.02   31.71
      Stock volatility..........................................   32.8%   32.5%
      Average risk-free interest rate...........................   5.63%   5.87%
      Average option life in years..............................    6.2     7.0

Note 11: Other Income and Expenses

                                                         1998     1997    1996
                                                        -------  ------  ------
                                                        (Dollars in Millions)
Gain on PanAmSat merger................................          $489.7
Gain on sale of DIRECTV interest to AT&T...............              --  $120.3
Equity losses from unconsolidated affiliates........... $(128.3)  (72.2)  (42.2)
Other..................................................   (24.8)  (26.8)   (9.0)
                                                        -------  ------  ------
  Total other, net..................................... $(153.1) $390.7  $ 69.1
                                                        =======  ======  ======

      Equity losses from unconsolidated affiliates at December 31, 1998, are primarily comprised of losses at DIRECTV Japan, of which Hughes owns 31.6%, and American Mobile Satellite Corporation, of which Hughes owns 20.7%.

Note 12: Related-Party Transactions

      In the ordinary course of its operations, Hughes provides telecommunications services and sells electronic components to, and purchases sub-components from, related parties. In addition, prior to December 18, 1997, Hughes received allocations of corporate expenses and interest costs from former Hughes and GM.

      The following table summarizes significant related-party transactions:

                                                              1998  1997  1996
                                                              ----- ----- -----
                                                                 (Dollars in
                                                                  Millions)
      Revenues............................................... $40.5 $45.2 $50.8
        Costs and expenses Purchases.........................  29.0 275.4 241.5
        Allocation of corporate expenses.....................    --  77.5  75.6
        Allocated interest...................................    --  55.6  53.2

Note 13: Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

      Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                         HUGHES ELECTRONICS CORPORATION

      Amounts available for the payment of dividends on GM Class H common stock are based on the Available Separate Consolidated Net Income ("ASCNI") of Hughes. The ASCNI of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of ASCNI), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during 1998, 1997 and 1996. The denominator used in determining the ASCNI of Hughes may be adjusted from time-to-time as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation.

      For 1997 and 1996, ASCNI and earnings attributable to GM Class H common stock are presented on a pro forma basis. Prior to the Hughes Transactions, such amounts were calculated based on the financial performance of former Hughes. Since the 1997 and 1996 financial statements relate only to the telecommunications and space business of former Hughes prior to the consummation of the Hughes Transactions, they do not reflect the earnings attributable to the GM Class H common stock on a historical basis. The pro forma presentation is used, therefore, to present the financial results which would have been achieved for 1997 and 1996 relative to the GM Class H common stock had they been calculated based on the performance of the telecommunication and space business of former Hughes.

      Earnings per share represent basic earnings per share. The assumed exercise of stock options does not have a dilutive effect since such exercises do not currently result in a change to the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share are not presented.

      Dividends may be paid on the GM Class H common stock only when, as, and if declared by GM's Board of Directors in its sole discretion. Dividends may be paid on GM Class H common stock to the extent of the amount initially determined to be available for the payment of dividends on Class H common stock, plus the portion of earnings of GM after the closing of the Hughes Transactions attributed to GM Class H common stock. The GM Board determined that the amount initially available for the payment of dividends on shares of the recapitalized GM Class H common stock was the cumulative amount available for the payment of dividends on GM Class H common stock immediately prior to the closing of the Hughes Transactions, reduced by a pro rata portion of the net reduction in GM's total stockholders' equity resulting from the Hughes Transactions. As of December 31, 1998, the amount available for the payment of dividends on GM Class H common stock was $3.8 billion. The GM Board does not currently intend to pay cash dividends on the recapitalized GM Class H common stock.

Note 14: Acquisitions

      In December 1998, Hughes agreed to acquire all of the outstanding capital stock of United States Satellite Broadcasting Company, Inc. ("USSB"). USSB provides DTH premium satellite programming in conjunction with DIRECTV's basic programming service. USSB launched its service in June 1994 and, as of December 31, 1998, had more than two million subscribers nationwide. The acquisition will be accounted for using the purchase method of accounting. The purchase price, consisting of cash and GM Class H common stock, will be determined at closing based upon an agreed-upon formula and will not exceed $1.6 billion in the aggregate. Subject to certain limitations in the merger agreement, USSB shareholders will be entitled to elect to receive cash or shares of GM Class H common stock. The amount of cash to be paid in the merger cannot be less than 30% or greater than 50% of the aggregate purchase price with the remaining consideration consisting of GM Class H common stock. The merger, which is subject to USSB shareholder approval and the receipt of appropriate regulatory approval, is expected to close in early to mid-1999.

                         HUGHES ELECTRONICS CORPORATION

      In October 1998, Hughes agreed to acquire, pending regulatory approval in Mexico, an additional ownership interest in Grupo Galaxy Mexicana, S.A. de C.V. ("GGM"), a Galaxy Latin America, LLC ("GLA") local operating company located in Mexico, from Grupo MVS, S.A. de C.V. ("MVS"). Hughes' equity ownership will represent 49.0% of the voting equity and all of the non-voting equity of GGM. The GGM transaction will be accounted for using the purchase method of accounting. As part of the GGM transaction, in October 1998 Hughes acquired from MVS an additional 10.0% interest in GLA, increasing its ownership interest to 70.0%, as well as an additional 19.8% interest in SurFin, a company providing financing of subscriber receiver equipment for certain GLA local operating companies located in Latin America and Mexico, increasing its ownership percentage from 39.3% to 59.1%. The GLA and SurFin transactions were accounted for using the purchase method of accounting. The increased ownership in SurFin resulted in its consolidation since the date of acquisition. The aggregate purchase price for the transactions was $197.0 million in cash.

      In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest in PanAmSat from 71.5% to 81.0%.

      In December 1997, Hughes repurchased from AT&T, a 2.5% equity interest in DIRECTV, ending AT&T's marketing agreement to distribute the DIRECTV direct broadcast satellite television service and DIRECTV(TM) receiver equipment. The $161.8 million repurchase resulted in goodwill of approximately $156.1 million.

      In May 1997, Hughes and PanAmSat, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat Corporation. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1,725.0 million provided by Hughes, which borrowed such funds from GM.

      For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).

      As the Hughes 1997 financial statements include only PanAmSat's results of operations since the date of acquisition, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Hughes and PanAmSat as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of operations of Hughes had PanAmSat operated as part of Hughes for the years ended December 31, 1997 and 1996, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

                                                                1997     1996
                                                              -------- --------
                                                                 (Dollars in
                                                               Millions Except
                                                                  Per Share
                                                                  Amounts)
      Total Revenues........................................  $5,247.9 $4,189.8
      Income before extraordinary item......................     164.1     42.1
      Net income............................................     143.5     42.1
      Pro forma available separate consolidated net income..      41.8     15.5
      Pro forma earnings per share attributable to GM Class
       H common stock.......................................  $   0.41 $   0.16

                         HUGHES ELECTRONICS CORPORATION

Note 15: Derivative Financial Instruments and Risk Management

      In the normal course of business, Hughes enters into transactions that expose it to risks associated with foreign exchange rates. Hughes utilizes derivative instruments in an effort to mitigate these risks. Hughes' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments are highly correlated with changes in market values of the underlying transactions, both at the inception of the hedge and over the life of the hedge contract.

      Hughes primarily uses foreign exchange-forward contracts to hedge firm commitments denominated in foreign currencies. Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The total notional amounts of contracts afforded hedge accounting treatment at December 31, 1998 and 1997 were not significant.

      Hughes is exposed to credit risk in the event of non-performance by the counterparties to its foreign exchange-forward contracts. While Hughes believes this risk is remote, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

      In connection with debt refinancing activities by PanAmSat in 1997, PanAmSat entered into certain U.S. Treasury rate lock contracts to reduce its exposure to fluctuations in interest rates. The aggregate notional value of these contracts was $375.0 million and these contracts were accounted for as hedges. The cost to settle these instruments in 1998 was $9.1 million and is being amortized to interest expense over the term of the related debt securities.

Note 16: Discontinued Operations

      On December 15, 1997, Hughes sold substantially all of the assets and liabilities of Hughes Avicom International, Inc. ("Hughes Avicom") to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. Hughes recorded an after-tax gain of $62.8 million on the sale. The net operating results of Hughes Avicom have been reported, net of applicable income taxes, as "Income (Loss) from discontinued operations, net of taxes" and the net cash flows as "Net cash used by discontinued operations."

      Summarized financial information for Hughes Avicom follows:

                                                               1997*  1996
                                                               ------ -----
                                                               (Dollars in
                                                                Millions)
      Revenues................................................ $102.5 $89.9
      Net income (loss).......................................    1.2  (7.4)

--------
*  Includes the results of Hughes Avicom through December 15, 1997.

Note 17: Segment Reporting

      Hughes' segments, which are differentiated by their products and services, include Direct-To-Home Broadcast, Satellite Services, Satellite Systems and Network Systems. Direct-To-Home Broadcast is engaged in acquiring, promoting, selling and/or distributing digital programming via satellite to

                         HUGHES ELECTRONICS CORPORATION
residential and commercial customers. Satellite Services is engaged in the selling, leasing and operating of satellite transponders and providing services for cable television systems, news companies, Internet service providers and private business networks. Satellite Systems designs, manufactures and markets satellites and satellite components. Network Systems products include satellite-based business networks and Internet access service, cellular-based fixed wireless telephone systems and mobile cellular digital packet data systems. Other includes the corporate office and other entities.

                          Direct-
                          To-Home   Satellite Satellite Network
                         Broadcast  Services   Systems  Systems   Other    Eliminations   Total
                         ---------  --------- --------- -------- --------  ------------ ---------
                                                 (Dollars in Millions)
1998
External Revenues....... $1,813.7   $  643.8  $2,493.4  $1,000.6 $   12.4               $ 5,963.9
Intersegment Revenues...      2.4      123.5     337.7      76.1      0.8    $(540.5)          --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $1,816.1   $  767.3  $2,831.1  $1,076.7 $   13.2    $(540.5)   $ 5,963.9
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (228.1)  $  318.3  $  246.3  $   10.9 $  (68.2)   $ (30.1)   $   249.1
Depreciation and
 Amortization (1).......    102.3      235.0      49.2      41.7     31.6       (5.0)       454.8
Intangibles, net........       --    2,433.5        --      53.6  1,065.1         --      3,552.2
Segment Assets (2)......  2,190.4    5,890.5   1,491.2   1,299.0  2,856.8     (292.9)    13,435.0
Capital Expenditures
 (3)....................    230.8      921.7      99.7      40.0      3.3      133.0      1,428.5
                         --------   --------  --------  -------- --------    -------    ---------
1997
External Revenues....... $1,276.9   $  537.3  $2,290.0  $  998.3 $   25.8               $ 5,128.3
Intersegment Revenues...       --       92.6     201.9      13.0      2.7    $(310.2)          --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $1,276.9   $  629.9  $2,491.9  $1,011.3 $   28.5    $(310.2)   $ 5,128.3
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (254.6)  $  292.9  $  226.3  $   74.1 $  (47.9)   $  (5.4)   $   285.4
Depreciation and
 Amortization (1).......     86.1      145.2      39.4      32.0     14.7         --        317.4
Intangibles, net........       --    2,498.5        --        --    456.3         --      2,954.8
Segment Assets (2)......  1,408.7    5,682.4   1,312.6   1,215.6  3,298.1     (186.4)    12,731.0
Capital Expenditures
 (3)....................    105.6      625.7     113.9      43.1      0.4      (62.1)       826.6
                         --------   --------  --------  -------- --------    -------    ---------
1996
External Revenues....... $  621.0   $  381.7  $1,950.4  $1,049.6 $    6.0               $ 4,008.7
Intersegment Revenues...       --      101.1     106.0      20.4      1.7    $(229.2)          --
                         --------   --------  --------  -------- --------    -------    ---------
Total Revenues.......... $  621.0   $  482.8  $2,056.4  $1,070.0 $    7.7    $(229.2)   $ 4,008.7
                         --------   --------  --------  -------- --------    -------    ---------
Operating Profit (1).... $ (319.8)  $  239.1  $  183.3  $  107.7 $  (13.5)   $  (7.7)   $   189.1
Depreciation and
 Amortization (1).......     67.3       58.5      34.4      28.3     27.1         --        215.6
Intangibles, net........       --       72.9        --        --    395.1         --        468.0
Segment Assets (2)......  1,023.4    1,275.5     757.8     964.0    457.1     (105.2)     4,372.6
Capital Expenditures
 (3)....................     63.5      308.7      87.8      45.3        -      (55.9)       449.4
                         --------   --------  --------  -------- --------    -------    ---------

--------
See Notes on next page.

                         HUGHES ELECTRONICS CORPORATION

  Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

(1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $3.3 million in each of the years for the Satellite Services segment and $17.7 million in each of the years in Other.

(2) Assets of the Satellite Services segment and Other include the unamortized purchase accounting adjustments associated with GM's acquisition of Hughes. Satellite Services includes unamortized purchase accounting adjustments of $66.3 million in 1998, $69.6 million in 1997 and $72.9 million in 1996. Other includes unamortized purchase accounting adjustments of $360.3 million in 1998, $378.0 million in 1997 and $395.7 million in 1996.

(3) Includes expenditures related to satellites in segments as follows: $70.2 million in 1998 for Direct-To-Home Broadcast segment and $726.3 million, $606.1 million and $259.2 million in 1998, 1997 and 1996, respectively, for Satellite Services segment. Satellite Services segment also includes $155.5 million in 1998 related to the early buy-out of satellite sale-leasebacks.

      A reconciliation of operating profit to income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change, as shown in the Statement of Income and Available Separate Consolidated Net Income, follows:

                                                        1998     1997    1996
                                                       -------  ------  ------
                                                       (Dollars in Millions)
   Operating profit................................... $ 249.1  $285.4  $189.1
   Interest income....................................   112.3    33.1     6.8
   Interest expense...................................   (17.5)  (91.0)  (42.9)
   Other, net.........................................  (153.1)  390.7    69.1
                                                       -------  ------  ------
   Income from continuing operations before income
    taxes, minority interests, extraordinary item and
    cumulative effect of accounting change............ $ 190.8  $618.2  $222.1
                                                       =======  ======  ======

                         HUGHES ELECTRONICS CORPORATION

      The following table presents revenues earned from customers located in different geographic areas. Property and satellites are grouped by their physical location. All satellites are reported as United States assets.

                                 1998                1997                1996
                          ------------------- ------------------- -------------------
                                      Net                 Net                 Net
                           Total   Property &  Total   Property &  Total   Property &
                          Revenues Satellites Revenues Satellites Revenues Satellites
                          -------- ---------- -------- ---------- -------- ----------
                                             (Dollars in Millions)
North America
 United States..........  $3,534.3  $4,206.3  $2,851.1  $3,507.1  $2,613.1  $1,725.1
 Canada and Mexico......     136.7       2.0     101.3        --      27.4        --
                          --------  --------  --------  --------  --------  --------
Total North America.....   3,671.0   4,208.3   2,952.4   3,507.1   2,640.5   1,725.1
                          --------  --------  --------  --------  --------  --------
Europe
 United Kingdom.........     842.4      14.1     583.3      10.4     336.2       8.0
 Other..................     275.5       0.6     419.0       0.4     290.0       0.3
                          --------  --------  --------  --------  --------  --------
Total Europe............   1,117.9      14.7   1,002.3      10.8     626.2       8.3
                          --------  --------  --------  --------  --------  --------
Latin America
 Brazil.................     184.9       4.6     131.2        --      48.6        --
 Other..................     104.2      11.2      90.4        --      23.1        --
                          --------  --------  --------  --------  --------  --------
Total Latin America.....     289.1      15.8     221.6        --      71.7        --
                          --------  --------  --------  --------  --------  --------
Asia
 Japan..................     185.9       0.6     147.9       0.5     119.7       0.4
 India..................      83.4      14.7      46.5      12.7       8.0      11.7
 China..................      63.4       1.7     154.5       1.5     125.2       1.4
 Other..................     214.7       0.6     477.8       0.5     387.3       0.5
                          --------  --------  --------  --------  --------  --------
Total Asia..............     547.4      17.6     826.7      15.2     640.2      14.0
                          --------  --------  --------  --------  --------  --------
Total Middle East.......     284.3        --      77.7        --       1.2        --
Total Africa............      54.2       0.3      47.6        --      28.9        --
                          --------  --------  --------  --------  --------  --------
 Total..................  $5,963.9  $4,256.7  $5,128.3  $3,533.1  $4,008.7  $1,747.4
                          ========  ========  ========  ========  ========  ========

Note 18: Commitments and Contingencies

      In connection with the 1997 spin-off of Hughes Defense and its subsequent merger with Raytheon, a process was agreed to among GM, Hughes and Raytheon for resolving disputes that might arise in connection with post-closing adjustments called for by the terms of the merger agreement. Such adjustments might call for a cash payment between Hughes and Raytheon. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another. In an attempt to resolve the dispute, Hughes gave notice to Raytheon to commence the arbitration process. Raytheon responded by filing an action in Delaware Chancery Court which seeks to enjoin the arbitration as premature. It is possible that the ultimate resolution of the post-closing financial adjustment provision of the merger agreement may result in Hughes making a payment to Raytheon that could be material to Hughes. However, the amount of any payment that either party might be required to make to the other is not determinable at this time. Hughes intends to vigorously pursue resolution of the dispute through the arbitration process, opposing the adjustments Raytheon seeks and seeking the payment from Raytheon that it has proposed.

      Hughes has entered into agreements to procure commercial satellite launches, a significant number of which are expected to be used in connection with satellites ordered by outside customers. The agreements provide for launches beginning in 1999 and also contain options for additional launch vehicles. The total amount of the commitments, which is dependent upon the number of options exercised, market conditions and other factors, could exceed $2.0 billion.

                         HUGHES ELECTRONICS CORPORATION

      Hughes has a long-term agreement for multiple launch services aboard expendable launch vehicles using the Sea Launch ocean-based commercial launch system. Hughes plans to use options under this agreement to deliver communications satellites in-orbit. Sea Launch is scheduled to demonstrate the capabilities of its ocean-based commercial launch system with its first launch in March 1999. The first launch will carry a demonstration payload having the same mission and physical characteristics (weight, size, etc.) as an HS 702 commercial communications satellite. If the first launch is not successful or delayed, Hughes could be required by customers to procure other launch vehicles to satisfy its contractual obligations, which may lead to higher operating costs.

      DIRECTV has an agreement with General Electric Capital Corporation ("GECC") under which GECC agreed to provide an open-end revolving credit program for consumer purchases of DIRECTV receiver equipment, installations and ancillary items at selected retail establishments. Funding under this program was discontinued effective September 10, 1996. The aggregate outstanding balance under this agreement at December 31, 1998 was approximately $190.0 million. Hughes has certain rights regarding the administration of the program, and the losses from qualifying accounts under this program accrue to Hughes, subject to certain indemnity obligations of GECC. Hughes has established allowances to provide for expected losses under the program. The allowances are subject to periodic review based on information regarding the status of the program. A complaint and counterclaim have been filed by the parties in the U.S. District Court for the District of Connecticut concerning GECC's performance and DIRECTV's obligation to act as a surety. GECC claims damages from DIRECTV in excess of $140.0 million. DIRECTV seeks damages from GECC in excess of $70.0 million. Hughes intends to vigorously contest GECC's allegations and pursue its own contractual rights and remedies. Hughes does not believe that the litigation will have a material adverse impact on Hughes' results of operations or financial position. Discovery is not yet completed in the case and no trial date has been set.

      In December 1994, former Hughes entered into an agreement with Computer Sciences Corporation ("CSC") whereby CSC provides a significant amount of data processing services required by the non-automotive businesses of former Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement for former Hughes. Based on historical usage, approximately 17% of the costs incurred under the agreement are attributable to Hughes. The contract is cancelable by Hughes with early termination penalties.

      At December 31, 1998, minimum future commitments under noncancelable operating leases having lease terms in excess of one year, exclusive of satellite transponders leaseback payments disclosed in Note 4, are primarily for real property and aggregated $323.8 million, payable as follows: $56.6 million in 1999, $53.3 million in 2000, $52.3 million in 2001, $50.3 million in 2002, $29.4 million in 2003 and $81.9 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $62.0 million in 1998, $72.2 million in 1997 and $52.7 million in 1996.

      In conjunction with its performance on long-term contracts, Hughes is contingently liable under standby letters of credit and bonds in the amount of $294.3 million at December 31, 1998. In Hughes' past experience, no material claims have been made against these financial instruments. In addition, Hughes has guaranteed up to $204.6 million of bank debt, including $150.0 million related to American Mobile Satellite Corporation, and up to $22.1 million of capital lease obligations. $150.0 million of bank debt matures in March 2003; the remaining $54.6 million of bank debt matures in September 2007. The capital lease obligations are due in variable amounts over the next five years.

      In connection with the DTH broadcast businesses, Hughes has commitments related to certain programming agreements which are variable based upon the number of underlying subscribers and market penetration rates. Minimum payments over the terms of applicable contracts are anticipated to be approximately $700.0 million to $800.0 million.

                         HUGHES ELECTRONICS CORPORATION

      Hughes is subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against it. The aggregate ultimate liability of Hughes under these claims and actions was not determinable at December 31, 1998. In the opinion of Hughes management, such liability is not expected to have a material adverse effect on Hughes' results of operations or financial position.

Note 19: Subsequent Events

      Hughes entered into a contract with Asia-Pacific Mobile Telecommunications Satellite Pte. Ltd. ("APMT") effective May 15, 1998, whereby Hughes was to provide to APMT a satellite-based mobile telecommunications system consisting of two satellites, a ground segment, user terminals and associated equipment and software. As part of the contract, Hughes was required to obtain all necessary U.S. Government export licenses for the APMT system by February 15, 1999. On February 24, 1999, the Department of Commerce notified Hughes that it intends to deny the export licenses required by Hughes to fulfill its contractual obligation to APMT. Hughes has until March 16, 1999 to request reconsideration of the decision. As a result of Hughes failing to obtain the export licenses, APMT has the right to terminate the contract. At this time, there are ongoing discussions between Hughes and APMT regarding the contract, and between Hughes and the U.S. Government regarding the export licenses. If the U.S. Government ultimately denies the required export licenses or APMT terminates the contract, Hughes could be required to refund $45.0 million to APMT and record a pre-tax charge to earnings of approximately $100 million in 1999.

      On January 22, 1999, Hughes agreed to acquire Primestar, Inc.'s ("Primestar") 2.3 million-subscriber medium-power DTH business. In a related transaction, Hughes also agreed to acquire the high-power satellite assets and direct broadcast satellite ("DBS") orbital frequencies of Tempo, a wholly-owned subsidiary of TCI Satellite Entertainment, Inc. The acquisitions will be accounted for using the purchase method of accounting. The purchase price for the DTH business will be comprised of $1.1 billion in cash and 4,871,448 shares of GM Class H common stock, for a total purchase price of $1,325.0 million. The DTH transaction, pending regulatory and Primestar lender approval, is expected to close in early to mid-1999. The purchase price for the Tempo assets consists of $500.0 million in cash, $150.0 million of which is expected to be paid in early to mid-1999 and $350.0 million of which is payable upon Federal Communications Commission approval of the transfer of the DBS orbital frequencies, which is expected in mid to late-1999.

      Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On April 7, 1998, the U.S. Court of Appeals for the Federal Circuit ("CAFC") reaffirmed earlier decisions in the Williams case including the award of $114.0 million in damages. The CAFC ruled that the conclusions previously reached in the Williams case were consistent with the U.S. Supreme Court's findings in the Warner-Jenkinson case. The U.S. Government petitioned the CAFC for a rehearing, was denied the request, and thereafter applied for certiorari to the U.S. Supreme Court.

      On March 1, 1999, the U.S. Supreme Court denied the U.S. Government's petition for certiorari. The case will be remanded back to the trial court (Court of Claims) for entry of the final judgment. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon as of December 31, 1998, it is expected that resolution of this matter will result in the recognition of a pre-tax gain of approximately $150 million during 1999.

      The GGM transaction (discussed in Note 14) received regulatory approval and closed in February 1999.

                     Inside Back Cover Page of Prospectus

[Logos for DIRECTV, PanAmSat, Spaceway, Hughes Network Systems, Hughes Space and
            Communications and pictures of representative products]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 Shares of General Motors Class H Common Stock

                                    [LOGO]

                               -----------------

                                  PROSPECTUS

                               -----------------

Merrill Lynch & Co.                                        Goldman, Sachs & Co.

Morgan Stanley Dean Witter                                 Salomon Smith Barney

                         Donaldson, Lufkin & Jenrette

                          ING Baring Furman Selz LLC

                               J.P. Morgan & Co.

                                   SG Cowen

                                        , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      Following is a list of expenses in connection with this offering. The amounts set forth below, except for the Securities and Exchange Commission registration fee, are estimated:

     Securities and Exchange Commission registration fee.............. $159,850
     New York Stock Exchange Listing Fee..............................    *
     Printing and engraving expenses..................................    *
     Legal fees.......................................................    *
     Auditors' fees...................................................    *
     Blue Sky fees and expenses.......................................    *
     Miscellaneous....................................................    *
                                                                       --------
         Total........................................................ $*
                                                                       ========

   --------

      *To be completed by amendment.

Item 15. Indemnification of Directors and Officers of General Motors

Delaware General Corporation Law

      Under Section 145 of the Delaware General Corporation Law, General Motors is empowered to indemnify its directors and officers in the circumstances therein provided. Certain portions of Section 145 are summarized below:

      Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

      Section 145(b) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      Section 145(c) of the Delaware General Corporation Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Section 145(d) of the Delaware General Corporation Law provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

      Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

      Section 145(f) of the Delaware General Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's capacity as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Amended and Restated Certificate of Incorporation

      The GM restated certificate of incorporation, as amended, provides that no director of General Motors shall be personally liable to General Motors or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to General Motors or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174, or any successor provision thereto, of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

By-Laws

      Under Article V of the GM By-Laws, General Motors shall indemnify and advance expenses to every director and officer (and to such person's heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such director or officer was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. General Motors shall not be required to indemnify a person in connection with such action, suit or proceeding initiated by such person if it was not authorized by the GM Board of Directors. General Motors shall pay the expenses of directors and officers incurred in defending any actions or proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under Article V of the GM By-Laws or otherwise. If a claim for indemnification or advancement of expenses by an officer or director under Article V of the GM By-Laws is not paid in full within ninety days after a written claim therefor has been received by General Motors, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim, In any such action General Motors shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law. The rights conferred on any person by Article V of the GM. By-Laws shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the GM restated certificate of incorporation or the GM By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

Insurance

      General Motors is insured against liabilities which it may incur by reason of Article V of the GM By-Laws. In addition, directors and officers are insured, at GM's expense, against liabilities which might arise out of their employment and not be subject to indemnification under Article V of the GM By-Laws.

      Pursuant to a resolution adopted by the GM board on December 1, 1975, General Motors to the fullest extent permissible under law will indemnify, and has purchased insurance on behalf of, directors or officers of General Motors, or any of them, who incur or are threatened with personal liability, including expense, under ERISA or any amendatory or comparable legislation or regulation thereunder.

Item 16. Exhibits.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1(a)    Form of Underwriting Agreement*

 2(a)    Agreement and Plan of Merger by and among General Motors Corporation,
         Hughes Electronics Corporation and United States Satellite
         Broadcasting Company, Inc., incorporated by reference to Exhibit 2(a)
         to the Current Report on Form 8-K of General Motors dated December 11,
         1998

 2(b)    Asset Purchase Agreement by and among PRIMESTAR, INC., PRIMESTAR
         PARTNERS L.P., PRIMESTAR MDU, INC., the Stockholders of PRIMESTAR,
         INC. and Hughes Electronics Corporation, incorporated by reference to
         Exhibit 99.1 to the Current Report on Form 8-K of General Motors dated
         January 22, 1999

 2(c)    Asset Purchase Agreement by and among Hughes Electronics Corporation,
         PRIMESTAR, INC., PRIMESTAR PARTNERS L.P., Tempo Satellite Inc. and the
         Stockholders of PRIMESTAR, INC. dated as of January 22, 1999, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of General Motors dated January 22, 1999


 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 4(a)    Restated certificate of incorporation, as amended, filed as Exhibit
         3(i) to the Current Report on Form 8-K of General Motors Corporation
         dated June 8, 1998, and Amendment to Article Fourth of the Certificate
         of Incorporation--Division III--Preference Stock, by reason of the
         Certificates of Designations filed with the Secretary of State of the
         State of Delaware on September 14, 1987 and the Certificate of
         Decrease filed with the Secretary of State of the State of Delaware on
         September 29, 1987 (pertaining to the six series of Preference Stock contributed to the General Motors pension trusts), incorporated by reference to Exhibit 19 to the Quarterly Report on Form 10-Q of
         General Motors Corporation for the quarter ended June 30, 1990 in the
         Form SE of General Motors Corporation dated August 6, 1990; as further amended by the Certificate of Designations filed with the Secretary of
         State of the State of Delaware on June 28, 1991 (pertaining to Series
         A Conversion Preference Stock), incorporated by reference to Exhibit
         4(a) to Form S-8 Registration Statement No. 33-43744 in the Form SE of
         General Motors Corporation dated November 1, 1991; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on December 9, 1991 (pertaining to Series B
         9- 1/8% Preference Stock), incorporated by reference to Exhibit 4(a)
         to Form S-3 Registration Statement No. 33-45216 in the Form SE of
         General Motors Corporation dated January 27, 1992; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on February 14, 1992 (pertaining to Series C
         Convertible Preference Stock), incorporated by reference to Exhibit
         3(a) to the Annual Report on Form 10-K of General Motors Corporation
         for the year ended December 31, 1991 in the Form SE of General Motor
         Corporation dated March 20, 1992; as further amended by the
         Certificate of Designations filed with the Secretary of State of the
         State of Delaware July 15, 1992 (pertaining to Series D 7.92%
         Preference Stock), incorporated by reference to Exhibit 3(a)(2) to the
         Quarterly Report on Form 10-Q of General Motors Corporation for the
         quarter ended June 30, 1992 in the Form SE of General Motors
         Corporation dated August 10, 1992; and as further amended by the
         Certificate of Designations filed with the Secretary of State of the
         State of Delaware on December 15, 1992 (pertaining to Series G 9.12%
         Preference Stock), incorporated by reference to Exhibit 4(a) to Form
         S-3 Registration Statement No. 33-49309 in the Form SE of General
         Motors Corporation dated January 25, 1993.

 4(b) By-Laws of General Motors Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K of General Motors dated March 2, 1998

 4(c)    Specimen Certificate for shares of Class H common stock*

 5       Opinion of Warren G. Andersen, Esq.*

 23(a) Consent of Deloitte & Touche LLP, independent auditors, with respect to GM and Hughes
 23(b) Consent of Arthur Andersen LLP, independent public accountants, with respect to U.S. Satellite Broadcasting Company

 23(c) Consent of KPMG LLP, independent public accountants, with respect to PRIMESTAR

 23(d) Consent of KPMG LLP, independent public accountants, with respect to TCI Satellite

 23(e)   Consent of Warren G. Andersen--included in Exhibit 5*

 27      Financial Data Schedules, incorporated by reference to the Current
         Report on Form 8-K of General Motors Corporation dated April 12, 1999

--------
*To be filed by amendment.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes that:

      1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      2. For the purpose of determining any liability under the Securities Act of 1933, such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on May 5, 1999.

                                            General Motors Corporation

                                                   /s/ Warren G. Andersen
                                            By: _______________________________
                                                      Warren G. Andersen
                                                     Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on May 5, 1999 in the capacities indicated.

                  Signature                    Title
                  ---------                    -----


                     *                       Chairman of
 ___________________________________________   the Board of
            (John F. Smith, Jr.)               Directors,
                                               Chief
                                               Executive
                                               Officer, and
                                               President

                     *                       Vice Chairman
 ___________________________________________   of the Board
              (Harry J. Pearce)                of Directors

                     *                       President,
 ___________________________________________   Chief
          (G. Richard Wagoner, Jr.)            Operating
                                               Officer and
                                               Director

                     *                       Executive Vice  Principal
 ___________________________________________   President     Financial
              (J. Michael Losh)                and Chief     Officers
                                               Financial
                                               Officer

                     *                       Vice President
 ___________________________________________   and
             (Eric A. Feldstein)               Treasurer


                     *                       Comptroller     Principal
 ___________________________________________                 Accounting
             (Wallace W. Creek)                              Officers

                     *                       Chief
 ___________________________________________   Accounting
              (Peter R. Bible)                 Officer


                     *                       Director
 ___________________________________________
             (Percy N. Barnevik)

                     *                       Director
 ___________________________________________
               (John H. Bryan)

                     *                       Director
 ___________________________________________
            (Thomas E. Everhart)

                    *                       Director
___________________________________________
         (Charles T. Fisher, III)

                    *                       Director
___________________________________________
           (George M.C. Fisher)

                    *                       Director
___________________________________________
               (Karen Katen)

                    *                       Director
___________________________________________
        (J. Willard Marriott, Jr.)

                    *                       Director
___________________________________________
            (Ann D. McLaughlin)

                    *                       Director
___________________________________________
            (Eckhard Pfeiffer)

                    *                       Director
___________________________________________
              (John G. Smale)

                    *                       Director
___________________________________________
            (Louis W. Sullivan)

                    *                       Director
___________________________________________
           (Dennis Weatherstone)


--------
*Signed on behalf of each of the above-named individuals by their attorney-in-fact.

   /s/ Warren G. Andersen
      Warren G. Andersen
       Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1(a)    Form of Underwriting Agreement*

 2(a)    Agreement and Plan of Merger by and among General Motors Corporation,
         Hughes Electronics Corporation and United States Satellite
         Broadcasting Company, Inc., incorporated by reference to Exhibit 2(a)
         to the Current Report on Form 8-K of General Motors dated December 11,
         1998

 2(b)    Asset Purchase Agreement by and among PRIMESTAR, INC., PRIMESTAR
         PARTNERS L.P., PRIMESTAR MDU, INC., the Stockholders of PRIMESTAR,
         INC. and Hughes Electronics Corporation, incorporated by reference to
         Exhibit 99.1 to the Current Report on Form 8-K of General Motors dated
         January 22, 1999

 2(c)    Asset Purchase Agreement by and among Hughes Electronics Corporation,
         PRIMESTAR, INC., PRIMESTAR PARTNERS L.P., Tempo Satellite Inc. and the
         Stockholders of PRIMESTAR, INC. dated as of January 22, 1999, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of General Motors dated January 22, 1999

 4(a)    Restated certificate of incorporation, as amended, filed as Exhibit
         3(i) to the Current Report on Form 8-K of General Motors Corporation dated June 8, 1998, and Amendment to Article Fourth of the Certificate of Incorporation--Division III--Preference Stock, by reason of the Certificates of Designations filed with the Secretary of State of the State of Delaware on September 14, 1987 and the Certificate of
         Decrease filed with the Secretary of State of the State of Delaware on September 29, 1987 (pertaining to the six series of Preference Stock contributed to the General Motors pension trusts), incorporated by reference to Exhibit 19 to the Quarterly Report on Form 10-Q of General Motors Corporation for the quarter ended June 30, 1990 in the Form SE of General Motors Corporation dated August 6, 1990; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on June 28, 1991 (pertaining to Series
         A Conversion Preference Stock), incorporated by reference to Exhibit
         4(a) to Form S-8 Registration Statement No. 33-43744 in the Form SE of
         General Motors Corporation dated November 1, 1991; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on December 9, 1991 (pertaining to Series B
         9- 1/8% Preference Stock), incorporated by reference to Exhibit 4(a) to Form S-3 Registration Statement No. 33-45216 in the Form SE of
         General Motors Corporation dated January 27, 1992; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on February 14, 1992 (pertaining to Series C
         Convertible Preference Stock), incorporated by reference to Exhibit
         3(a) to the Annual Report on Form 10-K of General Motors Corporation for the year ended December 31, 1991 in the Form SE of General Motors
         Corporation dated March 20, 1992; as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware July 15, 1992 (pertaining to Series D 7.92%
         Preference Stock), incorporated by reference to Exhibit 3(a)(2) to the Quarterly Report on Form 10-Q of General Motors Corporation for the quarter ended June 30, 1992 in the Form SE of General Motors
         Corporation dated August 10, 1992; and as further amended by the Certificate of Designations filed with the Secretary of State of the State of Delaware on December 15, 1992 (pertaining to Series G 9.12%
         Preference Stock), incorporated by reference to Exhibit 4(a) to Form
         S-3 Registration Statement No. 33-49309 in the Form SE of General
         Motors Corporation dated January 25, 1993.

 4(b) By-Laws of General Motors Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K of General Motors dated March 2, 1998

 4(c)    Specimen Certificate for shares of Class H common stock*

 5       Opinion of Warren G. Andersen, Esq.*

 23(a) Consent of Deloitte & Touche LLP, independent auditors, with respect to GM and Hughes

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 23(b)   Consent of Arthur Andersen LLP, independent public accountants, with respect to U.S. Satellite Broadcasting Company

 23(c) Consent of KPMG LLP, independent public accountants, with respect to PRIMESTAR

 23(d) Consent of KPMG LLP, independent public accountants, with respect to TCI Satellite

 23(e)   Consent of Warren G. Andersen--included in Exhibit 5*

 27      Financial Data Schedules, incorporated by reference to the Current
         Report on Form 8-K of General Motors Corporation dated April 12, 1999.

--------

*To be filed by amendment.